

**2017**

Proxy
Statement

May 1, 2017

# 2017 PROXY STATEMENT HIGHLIGHTS

## Business Highlights

During 2016, our CEO and other executive officers led us to achieve strong operational and financial results, including the following:

### Growth in FFO Per Share

**Normalized Funds From Operations Per Share ($)[1]**

**56%** overall growth in Normalized FFO per share since 2012

(1)    Refer to Appendix A to this proxy statement for a reconciliation of Normalized FFO.



### Combined Same-store Cash Net Operating Income[2]

**Year-over-year (% growth)**

**6.0%** growth in 2016, following 3.0%+ annual growth since 2012

(2)    Refer to Appendix A to this proxy statement for a reconciliation of Combined Same-store Cash Net Operating Income.



### Outstanding Leasing Results

**3.2M** square feet of Manhattan office leases signed at a mark-to-market of **27.6%** and **638,000** square feet of suburban office leases signed at a mark-to-market of **6.1%**



27.6%
Mark-to-Market
(Manhattan)

6.1%
Mark-to-Market
(Suburban)

### Record Monetization of Assets

Over **$3.9 billion** of real estate dispositions, generating **$1.1 billion** of cash proceeds and resulting in liquidity in excess of **$2.0 billion** as of December 31, 2016

Major progress on **One Vanderbilt**, including securing a **$1.5 billion** construction loan and **$525 million** in JV equity, and breaking ground on the project

**Continued superior long-term total return to stockholders, or TRS**

**+921% TRS**

**from IPO through December 31, 2016**

# Executive Compensation Highlights

## Stockholder Engagement and Support

**We have reached out to at least 65% of stockholders each of the past three years:**



| | 2015 | 2016 | 2017 |
|---|---|---|---|
| | 66% | 65% | 74% |

**Say-on-pay approved every year** since it was first introduced in 2011

**Our responses to stockholder concerns:**

**Peer Group** – removed NYC-based asset managers

**Annual Cash Bonus Program** – 100% formulaic in 2016 for CEO, Chairman and President

**Employment Agreement Equity Awards** – 100% performance-based for CEO; raised performance hurdles

**Outperformance Plans** – relative TRS component incorporated; robust performance hurdles used; no single trigger acceleration

**Executive Chairman Compensation** – reduced 2016 compensation by 50% compared to 2015, reflecting our Executive Chairman's evolving role

## Focus on Variable Pay Linked to Performance

**CEO total direct compensation for 2016:**



**88.5%** variable performance-based compensation

**75%** equity-based compensation

**CEO stock ownership guideline of 8x base salary**

**Aggressive performance requirements for annual bonus and OPP align management compensation with outstanding shareholder returns**

**2014 OPP - Robust Hurdles**

**Absolute TRS**
- **Maximum** 50% TRS/ $5.2B TRS
- **Threshold** 25% TRS/$2.6B TRS
- **Actual** 4.5% TRS through 12/31/16

**Relative TRS**
- **Maximum** Top 25%
- **Threshold** Top 50%
- **Actual** 24th percentile as of 12/31/16

## Reduction in Annual Bonuses for 2016 – Second Consecutive Year of Reduced Bonuses

**Executive Chairman**



2015
2016 -50%

**CEO**



2015
2016 -$0.25M

**2016 Annual Cash Bonus Program**

**Annual Cash Bonus Program earned at only**

**61%** of maximum for 2016 demonstrating rigor of performance targets

## Low G&A in Relative and Absolute Terms

**We have consistently maintained low G&A expenses, with G&A expense as a percentage of total assets and revenues among the lowest of our office REIT peers**

**G&A expense as a Percentage of Total Assets**



0.8%
0.7%
0.6%
2nd Lowest

**G&A expense as a Percentage of Total Revenues**



6.6%
6.4%
5.3%
3rd Lowest

● Median  ● Average  ● SL Green

# Corporate Governance Highlights

## Declassified Board Proposal



In this proxy statement, we have proposed to declassify our Board. With stockholder approval, we will phase out board classes, so that beginning in 2018 directors whose terms are expiring will be elected for one-year terms. By our 2020 annual meeting, our Board of Directors will be fully declassified.

## Proxy Access

Since 2016, our bylaws permit:



**A stockholder**
**(or a group of up to 20 stockholders)**

**3% / 3-years**

Owning 3% or more of our outstanding common stock continuously for at least three years

**2 candidates / 20%**

To nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominee(s) satisfy the requirements specified in our bylaws

## Director Succession Planning

We remain focused on refreshing the membership of the Board.



**Independent directors recently added to our Board:**

**Craig Hatkoff, 2011**
**Betsy Atkins, 2015**
**Lauren Dillard, 2016**

**Increased diversity and reduced average age and tenure of independent directors:**

**33% of independent board members are women**
**Age: 73.5 => 64.5**
**Tenure: 20 => 11**

## Sustainability



Our industry leadership has been widely recognized.

REIT of the Year – Sustainability (2017) - Real Estate & Investment Finance

Ranked as one of the greenest businesses in the United States for three consecutive years (2014-2016) – Newsweek

ENERGY STAR Partner of the Year (2015 and 2016) – United States Environmental Protection Agency

Sustainability Report (2014-2016) – GRI Compliant

Our sustainability strategy, achievements and reports are available on our website at http://www.slgreen.com/sustainability.

**SL GREEN REALTY CORP.**
420 Lexington Avenue
New York, New York 10170-1881



# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are invited to attend the 2017 annual meeting of stockholders of SL Green Realty Corp., a Maryland corporation, which will be held on Thursday, June 1, 2017 at 10:00 a.m., local time, at the Grand Hyatt New York, 109 East 42nd Street, New York, New York, 10017. The annual meeting will be held for the following purposes:

1.  To elect the three Class II director nominees named in the proxy statement to serve on the Board of Directors for a three-year term and until their successors are duly elected and qualify;

2.  To hold an advisory vote on executive compensation;

3.  To vote on the amendment of our Articles of Restatement to effect the declassification of our Board of Directors;

4.  To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017;

5.  To hold an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years; and

6.  To consider and act upon a stockholder proposal regarding setting target amounts for CEO compensation.

In addition, stockholders may be asked to consider and vote upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned, or to which the annual meeting may be postponed.

The Board of Directors has fixed the close of business on March 31, 2017 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

By Order of the Board of Directors,

*[signature]*

**Andrew S. Levine**
Secretary

New York, New York
May 1, 2017

## Voting

You may authorize your proxy via the Internet or by telephone:



Visit www.proxyvote.com



Scan this QR code to vote with your mobile device



Call 1-800-454-8683
24h/7

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 1, 2017.**

**This proxy statement and our 2016 Annual Report to Stockholders are available at http://www.proxyvote.com**

*Whether or not you plan to attend the annual meeting, please complete, sign, date and promptly return the enclosed proxy card in the post-prepaid envelope provided or authorize your proxy by telephone or the Internet by following the instructions on your proxy card. For specific instructions on voting, please s to the instructions on the proxy card or the information forwarded by your broker, bank or other holder of record. If you attend the annual meeting, you may vote in person if you wish, even if you previously have signed and returned your proxy card. Please note that if your shares are held of record by a bank, broker or other nominee and you wish to vote in person at the annual meeting, you must obtain a proxy issued in your name from such bank, broker or other nominee.*

# TABLE OF CONTENTS

References in this proxy statement to "we," "us," "our," "ours," and the "Company" refer to SL Green Realty Corp., unless the context otherwise requires. This proxy statement and a form of proxy have been made available to our stockholders on the Internet, and will be mailed to stockholders, on or about May 1, 2017.

# OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We are committed to operating our business under strong and accountable corporate governance practices. You are encouraged to visit the "Investors—Corporate Governance" section of our corporate website at http://www.slgreen.com to view or obtain copies of our committee charters, Code of Ethics, Governance Principles and director independence standards. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with, or furnish to, the SEC. You also may obtain, free of charge, a copy of the respective charters of our committees, Code of Ethics, Governance Principles and director independence standards by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. Additional information relating to the corporate governance of the Company also is included in other sections of this proxy statement.

## Proposal 1: Election of Directors

The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated Betsy Atkins, Marc Holliday and John S. Levy for election to serve as its Class II directors. If elected, each Class II director will serve until the 2020 annual meeting and until their successors are duly elected and qualify. Ms. Atkins and Messrs. Holliday and Levy currently are serving as Class II directors. Each of Ms. Atkins and Messrs. Holliday and Levy has consented to being named in this proxy statement and to serve as a director if elected. However, if any of Ms. Atkins and Messrs. Holliday and Levy is unable to accept election, proxies voted in favor of such nominee will be voted for the election of such other person as the Board nominates.

**Majority Voting Standard**

A majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

> **The Board unanimously recommends a vote "FOR" the election of Ms. Atkins and Messrs. Holliday and Levy.**

### Information Regarding the Nominees and the Continuing Directors

The following table and biographical descriptions set forth certain information with respect to the nominees for election as Class II directors at the 2017 annual meeting and the continuing Class I and Class III directors whose terms expire at the annual meetings of stockholders in 2019 and 2018, respectively, based upon information furnished by each director. We have proposed to declassify our board. Subject to stockholder approval, we will phase out board classes, and directors whose terms are expiring will be elected for one-year terms. If our proposal to declassify is approved, then our Board of Directors will be fully declassified by our 2020 annual meeting.

| Name | Age | Director Since |
|---|---|---|
| **Class II Nominees (terms will expire in 2020)** | | |
| Betsy Atkins* | 63 | 2015 |
| Marc Holliday | 50 | 2001 |
| John S. Levy* | 81 | 1997 |
| **Class I Continuing Directors (terms will expire in 2019)** | | |
| Edwin Thomas Burton, III* | 74 | 1997 |
| Craig M. Hatkoff* | 63 | 2011 |
| Andrew W. Mathias | 43 | 2014 |
| **Class III Continuing Directors (terms will expire in 2018)** | | |
| John H. Alschuler* | 69 | 1997 |
| Lauren B. Dillard* | 41 | 2016 |
| Stephen L. Green | 79 | 1997 |

\*     Independent Director

## Class II Nominees—Terms Will Expire in 2020



**Betsy Atkins**     Director Since: **April 2015**   Age: **63**   **Independent**

Ms. Atkins has served as the Chief Executive Officer of Baja Corp, an independent venture capital firm focused on technology, renewable energy and life sciences industries, since 1994. Ms. Atkins served as Chief Executive Officer and Chairman of the Board of Directors of Clear Standards, Inc., a provider of enterprise carbon management and sustainability solutions, from February 2009 until August 2009 when Clear Standards was acquired by SAP AG, a business software company. Previously, Ms. Atkins served as Chairman and Chief Executive Officer of NCI, Inc., a functional food/nutraceutical company, from 1991 through 1993. Ms. Atkins was a co-founder of Ascend Communications, Inc. in 1989 and a member of its Board of Directors, and served as its Executive Vice President of sales, marketing, professional services and international operations prior to its acquisition by Lucent Technologies. Ms. Atkins served on the boards of directors of Polycom, Inc. from 1999 to 2016, SunPower Corporation from October 2005 to August 2012 and Chico's FAS, Inc. from January 2004 to July 2013, Ciber, Inc. from July 2014 to October 2014, Darden Restaurants, Inc. from October 2014 to September 2015, and has served on the boards of directors of Schneider Electric, SA since April 2011, HD Supply, Inc. since September 2013, Cognizant Technology Solutions Corporation since April 2017, as well as the boards of a number of private companies. Ms. Atkins is also an advisor to SAP, was formerly an advisor to British Telecom and was a presidential-appointee to the Pension Benefit Guaranty Corporation advisory committee. Ms. Atkins holds a B.A. from the University of Massachusetts. Ms. Atkins has deep expertise in many areas, including executive leadership and operational experience in various technology, durable goods, energy efficiency infrastructure and retail industries, as well as significant public board experience, which gives her broad experience and thought leadership in corporate governance matters generally, including executive compensation and evolving best practices in sustainability and enterprise risk management.

## Marc Holliday

**Chief Executive Officer** Since **January 2004**  Director Since: **December 2001**  Age**: 50**



In addition to serving as our Chief Executive Officer and as a member of our Board, Mr. Holliday also serves as a member of our Executive Committee. Mr. Holliday stepped down as our President in April 2007, when Andrew Mathias, our current President, was promoted to that position. Mr. Holliday joined the Company as Chief Investment Officer in July 1998. In October 2008, Mr. Holliday stepped down from his positions of President and Chief Executive Officer of Gramercy Property Trust, Inc. f/k/a Gramercy Capital Corp., or Gramercy, positions he had held since August 2004. Mr. Holliday also served as a director of Gramercy from 2004 until September 2014. Prior to joining the Company, Mr. Holliday was Managing Director and Head of Direct Originations for New York-based Capital Trust Inc., a mezzanine finance company, where he was in charge of originating direct principal investments for the firm, consisting of mezzanine debt, preferred equity and first mortgages. From 1991 to 1997, Mr. Holliday served in various management positions, including Senior Vice President, at Capital Trust, Inc.'s predecessor, Victor Capital Group, L.P. Mr. Holliday serves as a member of the Board of Directors of NYRA and Columbia University and is also an executive officer and sits on the Board of the Real Estate Board of New York. Mr. Holliday received a B.S. degree in Business and Finance from Lehigh University in 1988 and an M. S. degree in Real Estate Development from Columbia University in 1990. Mr. Holliday's extensive experience and skills in real estate and finance, as well as his role as Chief Executive Officer of the Company, provide him with valuable knowledge of and expertise in our business and industry. Furthermore, Mr. Holliday's presence on the Board facilitates communication between the Board and the Company's senior management.

## John S. Levy

Director Since: **1997**  Age: **81**  **Independent**



Mr. Levy retired from Lehman Brothers Inc. in 1995. From 1983 until 1995, at Lehman Brothers (or its predecessors), he served as Managing Director and Chief Administrative Officer of the Financial Services Division, Senior Executive Vice President and Co-Director of the International Division and Managing Partner of the Equity Securities Division. Mr. Levy was associated with A.G. Becker Incorporated (or its predecessors) from 1960 until 1983, where he served as Managing Director of the Execution Services Division, Vice President-Manager of Institutional and Retail Sales, Manager of the Institutional Sales Division, Manager of the New York Retail Office and a Registered Representative. Mr. Levy received a B.A. degree from Dartmouth College. Mr. Levy's extensive skills, experience and sophistication in corporate governance, financial, compensation, legal and commercial matters, including his corporate finance expertise developed at Lehman Brothers, allow him to provide valuable insights into the Company's business and finances.

## Class I Continuing Directors—Terms Will Expire in 2019

### Edwin Thomas Burton, III



Director Since: **1997**  Age: **74**  Independent

Mr. Burton is a Professor of Economics at the University of Virginia, and has held teaching positions at York College, Rice University and Cornell University, and has written and lectured extensively in the field of Economics. Mr. Burton has also served as a member of the Board of Trustees of the Virginia Retirement System for state and local employees of the Commonwealth of Virginia from 1994 to 2001 and then again from 2004 to 2014, and served as its Chairman from 1997 until March 2001. Mr. Burton also serves as a consultant to numerous companies on investment strategy and investment banking. From 1994 until 1995, Mr. Burton served as Senior Vice President, Managing Director and director of Interstate Johnson Lane, Incorporated, an investment banking firm, where he was in charge of the Corporate Finance and Public Finance Divisions. From 1987 to 1994, Mr. Burton served as President of Rothschild Financial Services, Incorporated (a subsidiary of Rothschild, Inc. of North America), an investment banking company headquartered in New York City that is involved in proprietary trading, securities lending and other investment activities. Mr. Burton also served as a consultant to the American Stock Exchange from 1985 until 1986 and a senior vice president with Smith Barney (or its corporate predecessor) from 1976 until 1984. Since 2004, Mr. Burton has served as a member of the Board of Directors of Chase Investors, a privately-held registered investment advisor. Mr. Burton also has served as a member of the Board of Directors of Capstar Hotel Company, a publicly-traded hotel company, Virginia National Bank, a publicly-traded commercial bank, and SNL Securities, a private securities data company. Mr. Burton received a B.A. degree in Economics from Rice University and a Ph.D. degree in Economics from Northwestern University. In addition to his experience in academia as a seasoned professor of economics, Mr. Burton's extensive skills and experience in corporate governance, financial, compensation and legal matters allow him to provide valuable financial expertise and insights into the Company's business.

### Craig M. Hatkoff



Director Since: **2011**  Age: **63**  Independent

Mr. Hatkoff served as Vice Chairman of Capital Trust, Inc., a real estate investment management company that was listed on the New York Stock Exchange, or NYSE, and one of the largest dedicated real estate mezzanine lenders, from 1997 to 2000, and served on the Board of Directors from 1997 to 2010. From 2002 to 2005, Mr. Hatkoff was a trustee of the New York City School Construction Authority, the agency responsible for the construction of all public schools in New York City. Mr. Hatkoff was a founder and a managing partner of Victor Capital Group, L.P., from 1989 until its acquisition in 1997 by Capital Trust, Inc. Previously, he spent 11 years at Chemical Bank, including as co-head of the real estate investment banking unit, where he was a pioneer in commercial mortgage securitization. Mr. Hatkoff is a co-founder of the Tribeca Film Festival. Mr. Hatkoff is also Chairman of Turtle Pond Publications LLC, which is active in children's publishing and entertainment and is a private investor in other entrepreneurial ventures. Mr. Hatkoff has been a director of Taubman Centers, Inc. since 2004. Mr. Hatkoff is an Adjunct Professor at Columbia Business School, where he teaches courses on entrepreneurship and innovation.

Mr. Hatkoff has in-depth expertise and knowledge of real estate, capital markets, finance, private investing, entrepreneurship and executive management through his work with Chemical Bank, Victor Capital Group and Capital Trust. As a result of the foregoing, Mr. Hatkoff provides a unique insight into the financial markets generally, valuation analysis, strategic planning, and unique financing structures and alternatives. He also possesses entrepreneurial, brand marketing, social media, technology and innovation, and senior leadership experience through his private investments and service on the Boards of numerous educational and charitable organizations. Mr. Hatkoff also has extensive Board and Board committee experience at other public companies, including his current service at Taubman Centers, Inc. and his long-standing service to Capital Trust, Inc., which enables him to provide significant insight as to governance and compliance-related matters particular to real estate companies.

### Andrew W. Mathias

**President** since: **April 2007**   Director Since: **June 2014**   Age: **43**



Mr. Mathias joined the Company in March 1999 as Vice President and was promoted to Director of Investments in 2002, a position he held until his promotion to Chief Investment Officer in January 2004, a position he held until January 2011. In October 2008, Mr. Mathias stepped down from his position as Chief Investment Officer of Gramercy, a position he had held since August 2004. Prior to joining the Company, Mr. Mathias worked at Capital Trust, Inc. and its predecessor, Victor Capital Group, L.P. Mr. Mathias also worked on the high yield and restructuring desk at Bear Stearns and Co. He currently serves on the Board of Directors for the Regional Plan Association, which works to improve the prosperity, infrastructure, sustainability and quality of life of the New York-New Jersey-Connecticut metropolitan region. Mr. Mathias received a B.S. degree in Economics from the Wharton School at the University of Pennsylvania.

## Class III Continuing Directors—Terms Will Expire in 2018

### John H. Alschuler

**Lead Independent Director**   Director Since: **1997** Age: **69**   **Independent**



Since 2008, Mr. Alschuler has been the Chairman of HR&A Advisors Inc., an economic development, real-estate and public policy consulting organization. Mr. Alschuler also is an Adjunct Associate Professor at Columbia University, where he teaches real estate development at the Graduate School of Architecture, Planning & Preservation. Mr. Alschuler currently serves on the Board of Directors of Xenia Hotels and Resorts, The Macerich Company, the Center for an Urban Future, a Section 501(c)(3) tax-exempt organization, and Friends of the High Line Inc., a Section 501(c)(3) tax-exempt organization. Mr. Alschuler received a B.A. degree from Wesleyan University and an Ed.D. degree from the University of Massachusetts at Amherst. Mr. Alschuler's achievements in academia and business, as well as his extensive knowledge of commercial real estate, New York City's economy, commercial and other markets in New York City and national and international markets for real estate, and his expertise in inter-governmental relations, allow him to assess the real estate market and the Company's business from a knowledgeable and informed perspective, from which he provides valuable insights into the Company's business.

### Stephen L. Green

**Chairman** and Director Since **1997** Age: **79**



Mr. Green serves as an executive officer, working in conjunction with our Chief Executive Officer, overseeing our long-term strategic direction. Mr. Green formerly served as our Chief Executive Officer. Mr. Green founded our predecessor, S.L. Green Properties, Inc., in 1980. Prior to our initial public offering in 1997, Mr. Green had been involved in the acquisition of over 50 Manhattan office buildings containing in excess of 10.0 million square feet. Mr. Green also served as Chairman of the Board of Gramercy from August 2004 through June 2009. Mr. Green is an at-large member of the Executive Committee of the Board of Governors of the Real Estate Board of New York and previously has served as Chairman of the Real Estate Board of New York's Tax Committee. Mr. Green also served as a member of the Board of Directors of Stemedica Cell Technologies, Inc. from August 2007 through April 2009. Mr. Green currently serves as a member of the Board of Directors of Streetsquash, Inc., a Section 501(c)(3) tax-exempt organization. Mr. Green also served as a member of the board of trustees of the NYU Langone Medical Center. Mr. Green received a B.A. degree from Hartwick College and a J.D. degree from Boston College Law School. In addition to his industry-wide reputation, Mr. Green's extensive skills and experience in real estate, including founding our predecessor, provide him with invaluable knowledge of and expertise in our business and industry. This experience, particularly his experience having led our predecessor and the Company, contributes depth and context to the Board's discussions of the Company's business.

## Lauren B. Dillard



Director Since: **2016**   Age: **41**   **Independent**

Ms. Dillard has been a Managing Director for the Carlyle Group, a global alternative asset manager, since 2011 and Head of Carlyle's Investment Solutions Group since December 2015, where she also served as Chief Operating Officer and Chief Financial Officer from 2013 until December 2015. Since joining the Carlyle Group in 2002, Ms. Dillard has held a series of positions including Head of Global Tax Department and Head of Global Equity Programs. Ms. Dillard was a member of Carlyle's Transaction Team where she played a significant role in transactions, including Carlyle's initial public offering. Ms. Dillard currently serves on Carlyle's Management Committee and is a board member of AlpInvest Partners. Prior to 2002, Ms. Dillard served in the Real Estate and Financial Services Group of the Tax Practice of Arthur Andersen, LLP. Ms. Dillard is active in a range of leadership, philanthropic, and internal and external mentoring efforts to advance the role of women in private equity, including: founder and leader of Carlyle's Women's Employee Resource Group, member of the Private Equity Women Investor Network (PEWIN) and other industry initiatives. She is also the recipient of the prestigious One Carlyle Award in recognition of her contributions to and support of the firm's collaborative culture. Ms. Dillard received her B.S. in business administration from the University of Richmond. Ms. Dillard's sophisticated understanding of tax, real estate and global equity and investment programs, together with her considerable operational expertise, provides the Board and the Company with deep and practical insight on a broad range of matters.

## Board Refreshment

Led by our Nominating and Corporate Governance Committee, the Board engages in ongoing director succession planning, including a focus on refreshing the Board and enhancing the level of diversity. We believe that we have achieved much in this regard; we have added three new independent directors since 2011, including two women – Betsy Atkins, who joined our Board in 2015, and Lauren Dillard, who joined our Board in 2016. Together with the addition of Craig Hatkoff in 2011, these additions reduce the average age and tenure of our independent directors by approximately nine years.

Thanks to the efforts of the Board, we believe that, taken as a whole, the Board has the desired mix of expertise, experience, reputation and diversity necessary for us to continue to deliver superior performance in a highly competitive marketplace, as well as the knowledge, ability and independence to continue to deliver the high standard of governance expected by our investors.

| Diversity | Experience | Leadership |
|---|---|---|
| Our Board represents diversity in its broader sense. This means diversity of knowledge, skills, and education, as well as diversity of age, gender, and outlook | Our Board members have broad experience serving on public boards in industries relevant to the Company | Our Board members have strong corporate leadership backgrounds such as being a CEO, CFO or holding other Executive positions |
|  |  |  |
| **33%** of our independent Board members are women | **78%** of our Board have served on the Boards of other publicly traded companies | **89%** of our Board have served as CEO or in senior leadership positions |

## Identification of Director Candidates

Our Nominating and Corporate Governance Committee assists the Board in identifying and reviewing director candidates to determine whether they qualify for membership on the Board and recommends director nominees to the Board to be considered for election at our annual meeting of stockholders. Our Nominating and Corporate Governance Committee adopted a written policy on the criteria and process of identifying and reviewing director candidates.

Each director candidate must have (1) education and experience that provides knowledge of business, financial, governmental or legal matters that are relevant to the Company's business or to its status as a publicly owned company, (2) an unblemished reputation for integrity, (3) a reputation for exercising good business judgment and (4) sufficient available time to be able to fulfill his or her responsibilities as a member of the Board and of any committees to which he or she may be appointed.

In making recommendations to the Board, our Nominating and Corporate Governance Committee considers such factors as it deems appropriate. These factors may include judgment, skill, diversity (including diversity of knowledge, skills, professional experience, education, expertise and representation in industries relevant to the Company), ability to bring new perspectives and add to Board discussion and consideration, experience with businesses and other organizations comparable to the Company (including experience managing public companies, marketing experience or experience determining compensation of officers of public companies), the interplay of the candidate's experience with the experience of other Board members, the candidate's industry knowledge and experience, the ability of a nominee to devote sufficient time to the affairs of the Company, any actual or potential conflicts of interest and whether the candidate meets the NYSE independence criteria, the extent to which the candidate generally would be a desirable addition to the Board and any committees of the Board, qualifications to serve on appropriate Board committees (including financial acumen), technological literacy, strategic insight, familiarity with desired markets or regions, ability to make independent and analytical judgments, ability to introduce the Company to business or other opportunities, reputation in the corporate governance community, personal rapport with senior officers of the Company, risk management skills and effective communication skills. Such matters are considered in light of the skills, qualifications and diversity of the other members of the Board.

The Nominating and Corporate Governance Committee ensures that the potential nominee is not an employee or agent of and does not serve on the board of directors or similar managing body of any of our competitors and determines whether the potential nominee has an interest in any transactions to which we are a party.

Prior to a vote as to whether a potential nominee is recommended to the Board of Directors, each member of the Nominating and Corporate Governance Committee is provided access to such potential nominee. Such access includes an opportunity to interview such potential nominee in person or by telephone and to submit questions to such potential candidate. In addition, each potential nominee provides the Nominating and Corporate Governance Committee with a written detailed biography and other requested information.

Our Nominating and Corporate Governance Committee solicits and considers suggestions of our directors or management regarding possible nominees. Our Nominating and Corporate Governance Committee also may procure the services of outside sources or third parties to assist in the identification of director candidates.

Our Nominating and Corporate Governance Committee may consider director candidates recommended by our stockholders. Our Nominating and Corporate Governance Committee will apply the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. Any recommendations by stockholders are to follow the procedures outlined under "Other Information—Other Matters—Stockholder Proposals and Nominations" in this proxy statement and should provide the reasons supporting a candidate's recommendation, the candidate's qualifications and the candidate's written consent to being considered as a director nominee.

In connection with the identification and review of director candidates and related matters, FTI Consulting, Inc., or FTI Consulting, provides services to us that include actively working with the Chairman of the Board, the Lead Independent Director and our Chief Executive Officer in reviewing governance issues, specific board member roles and responsibilities and committee assignments. FTI Consulting also assists us in the initial search, screening, interviewing and vetting of potential new directors and worked closely with our Nominating and Corporate Governance Committee in connection with the recent additions of Craig Hatkoff in 2011, Betsy Atkins in 2015 (who was initially recommended for consideration by our Chief Executive Officer and has been nominated for re-election at the annual meeting) and Lauren Dillard in 2016.

# Board Structure and Independence

## Board Structure

The Board currently consists of nine members and is divided into three classes. Directors in each class serve for a term of three years and until their successors are duly elected and qualify. The term of directors of one class expires at each annual meeting of stockholders.

## Board Leadership Structure; Lead Independent Director

As noted above, the Board currently is comprised of six independent and three employee directors. Mr. Green has served as Chairman of the Board since 1997 and serves as an executive officer. The Board has appointed Mr. Alschuler, one of the independent directors, as Lead Independent Director. We believe that the number of independent, experienced directors that make up the Board, along with the independent oversight of our Lead Independent Director, benefits the Company and its stockholders.

We recognize that different board leadership structures may be appropriate for companies in different situations, and that no one structure is suitable for all companies. Our current Board leadership structure is optimal for us because it demonstrates to our employees and other stakeholders that the Company is under strong leadership, coordinated closely between a separate Chief Executive Officer and Chairman of the Board. In our judgment, the Company, like many companies, has been well-served by this leadership structure.

To facilitate the role of the independent directors, the Board determined that it is appropriate for the independent directors to appoint one independent director to serve as Lead Independent Director. In addition to presiding at executive sessions of independent directors, the Lead Independent Director has the responsibility to: (1) consult with the Chief Executive Officer as to an appropriate schedule and agenda for each Board meeting, seeking to ensure that the independent directors can perform their duties effectively and responsibly, (2) ensure the independent directors have adequate resources, especially by way of full, timely and relevant information to support their decision making, (3) advise the Chief Executive Officer as to the quality, quantity and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties, (4) recommend to

the Board and the Board Committees the retention of advisers and consultants who report directly to the Board, (5) ensure that independent directors have adequate opportunities to meet and discuss issues in sessions of the independent directors without management present and, as appropriate, call meetings of the Independent Directors, (6) serve as Chairman of the sessions of the independent directors, (7) serve as principal liaison between the independent directors and the Chief Executive Officer of the Company and between the independent directors and senior management, (8) communicate to management, as appropriate, the results of private discussions among independent directors, (9) chair the meetings of the Board when the Chairman is not present, (10) with respect to questions and comments directed to the Lead Independent Director or to the independent directors as a group, determine the appropriate means of response, with such consultation with the Chief Executive Officer and other directors as the Lead Independent Director may deem appropriate and (11) perform such other duties as the Board from time to time may delegate. Mr. Alschuler serves as the Lead Independent Director.

Throughout the year, the Board discusses corporate governance practices with stockholders and third party advisers to ensure that the Board and its committees follow practices that are optimal for the Company and its stockholders while also delivering superior total return. As part of this process, the Board conducts an annual evaluation in order to determine whether it and its committees function effectively, with independent directors meeting separately with outside counsel. The discussion with stockholders, as well as the evaluations, are the basis for the Board's annual review of possible changes to the Company's corporate governance practices. Our Governance Principles provide the flexibility for the Board to modify our leadership structure as the Board deems appropriate.

## Director Independence

Our Governance Principles provide that a majority of our directors serving on the Board must be independent as required by the listing standards of the NYSE and the applicable rules promulgated by the SEC. In addition, the Board adopted director independence standards that assist the Board in making its determinations with respect to the independence of directors. The Board determined affirmatively, based upon its review of all relevant facts and circumstances and after considering all applicable

relationships of which the Board had knowledge, between or among the directors and the Company or our management (some of such relationships are described in the section of this proxy statement entitled "Certain Relationships and Related Party Transactions"), that each of the following directors and director nominees has no direct or indirect material relationship with us and is independent under the listing standards of the NYSE, the applicable rules promulgated by the SEC and our director independence standards: Mses. Betsy Atkins and Lauren B. Dillard and Messrs. Edwin T. Burton, III, John H. Alschuler, John S. Levy and Craig M. Hatkoff. The Board has determined that Messrs. Steven L. Green, Marc Holliday and Andrew W. Mathias, our three other directors, are not independent because they are also executive officers of the Company.

## Executive Sessions of Non-Management Directors

Our Governance Principles require the non-management directors serving on the Board to meet in an executive session at least annually without the presence of any directors or other persons who are part of our management. In accordance with such requirement, the independent directors, who currently comprise all of the non-management directors, meet in executive sessions from time to time on such a basis. The executive sessions are regularly chaired by our Lead Independent Director.

## Communications with the Board

We have a process by which stockholders and/or other parties may communicate with the Board, individual directors (including the independent directors) or independent directors as a group. Any such communications may be sent to the Board or any named individual director (including the independent directors), by U.S. mail or overnight delivery and should be directed to Andrew S. Levine, Secretary, at SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. Mr. Levine forwards all such communications to the intended recipient or recipients. Any such communications may be made anonymously.

## Director Attendance

The Board held six meetings and all directors attended 75% or more of the board of directors meetings and meetings of the committees on which they served during the periods they served during fiscal year 2016.

We encourage each member of the Board to attend each annual meeting of stockholders. Four of our directors attended the annual meeting of stockholders held on June 2, 2016.

# Board Committees

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The current charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our corporate website at www.slgreen.com under the "Investors—Corporate Governance" section. Further, we will provide a copy of these charters without charge to each stockholder upon written request. Requests for copies should be addressed to Andrew S. Levine, Secretary, at SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. From time to time, the Board also may create additional committees for such purposes as the Board may determine.

## Audit Committee

Our Audit Committee consists of Edwin Thomas Burton, III (Chairman), Lauren B. Dillard and Craig M. Hatkoff, each of whom is "independent" within the meaning of the rules of the NYSE and the SEC and each of whom meets the financial literacy standard required by the rules of the NYSE. Our Audit Committee's primary purpose is to select and appoint our independent registered public accounting firm and to assist the Board in its oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications and independence of the registered public accounting firm employed by the Company for the audit of the Company's financial statements; the performance of the people responsible for the Company's internal audit function; and the performance of the Company's independent registered public accounting firm. Our Audit Committee also prepares the report that the rules of the SEC require be included in this proxy statement and provides an open avenue of communication among the Company's independent registered public accounting firm, its internal auditors, its management and the Board. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for planning and carrying out a proper audit of our annual financial statements prior to the filing of our Annual Report on Form 10-K, reviewing our quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

and annually auditing the effectiveness of our internal control over financial reporting and other procedures. Our Audit Committee held 12 meetings during fiscal year 2016. Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this annual proxy statement.

**Audit Committee Financial Expert**

The Board determined that Edwin T. Burton, III qualifies as an "audit committee financial expert," as defined in Item 401(h) of SEC Regulation S-K.

## Compensation Committee

Our Compensation Committee consists of John H. Alschuler (Chairman), Edwin Thomas Burton, III and John S. Levy, each of whom is "independent" within the meaning of the rules of the NYSE. Our Compensation Committee's primary purposes are to determine how the Company's Chief Executive Officer should be compensated; to administer the Company's employee benefit plans and executive compensation programs; to determine compensation of our executive officers other than our Chief Executive Officer; and to produce the report on executive compensation that is required to be included in this proxy statement. With respect to the compensation of our executive officers, our Compensation Committee solicits recommendations from our Chief Executive Officer regarding total compensation for all executive officers other than the Chief Executive Officer and reviews his recommendations in terms of total

compensation and the allocation of such compensation among base salary, annual bonus amounts and other long-term incentive compensation as well as the allocation of such items between cash and equity compensation. Our Compensation Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide our Compensation Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. See "Executive Compensation—Compensation Discussion and Analysis." Our Compensation Committee held two meetings during fiscal year 2016.

## Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of John H. Alschuler, Betsy Atkins, Craig M. Hatkoff and John S. Levy (Chairman), each of whom is "independent" within the meaning of the rules of the NYSE. Our Nominating and Corporate Governance Committee's primary purposes are to identify individuals qualified to fill vacancies or newly-created positions on the Board; to recommend to the Board the persons it should

nominate for election as directors at annual meetings of the Company's stockholders; to recommend directors to serve on all committees of the Board; and to develop and recommend to the Board governance principles applicable to the Company. Our Nominating and Corporate Governance Committee held one meeting during fiscal year 2016.

## Executive Committee

Subject to the supervision and oversight of the Board, our Executive Committee, which consists of Stephen L. Green (Chairman), Marc Holliday and John H. Alschuler, is responsible for, among other things, the approval of our acquisition, disposition and financing of investments; the authorization of the execution of certain contracts and agreements, including those relating to our borrowing of money; and the exercise, in general, of all other powers of

the Board, except for such powers that require action by all directors or the independent directors under our articles of incorporation or bylaws or under applicable law. Our Executive Committee did not hold any meetings and did not take any actions by written consent during fiscal year 2016, as all matters within its authority were approved by the Board.

# Corporate Governance

## Stockholder Outreach

The Board and our Lead Independent Director believe that engaging in stockholder outreach is an essential element of strong corporate governance. We strive for a collaborative approach to issues of importance to investors and continually seek to better understand the views of our investors on key topics affecting our business. In 2016 and 2017, our Lead Independent Director and members of our senior management team engaged with many of our largest institutional investors, representing ownership of approximately 74% of our outstanding common stock. We then shared the feedback received during our outreach process with the Board and its committees to make meaningful changes to our corporate governance practices and launch new initiatives.

## Declassified Board

As a result of our stockholder engagement efforts and our commitment to corporate governance, we have proposed to declassify our Board of Directors. With stockholder approval, we will phase out board classes, so that beginning in 2018 directors whose terms are expiring will be elected for one-year terms. By our 2020 annual meeting, our Board of Directors will be fully declassified. For more information regarding the declassification of our Board, see "Proposal 3: Charter Amendment to Declassify Board of Directors" in this proxy statement.

## Proxy Access

As a result of our stockholder engagement efforts and our commitment to corporate governance, in March 2016 we adopted a proxy access bylaw, enabling our stockholders to include their own director nominees in our proxy materials along with candidates nominated by the Board, so long as stockholder-nominees meet certain requirements, as set forth in our bylaws. For more information on our proxy access bylaw, see the section entitled "Other Matters—Stockholder Proposals and Nominations."

## Majority Voting Standard and Director Resignation Policy

As a result of our stockholder engagement efforts and our commitment to corporate governance, in March 2016 the Board implemented a majority voting standard for director elections. In an uncontested election (as is the case for this annual meeting), our bylaws provide that a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. With respect to a contested election, a plurality of all of the votes cast is sufficient for the election of directors. For this purpose, a contested election is deemed to occur at any meeting of stockholders for which the Secretary determines that the number of nominees or proposed nominees exceeds the number of directors to be elected at such meeting as of the seventh day preceding the date the Company files its definitive proxy statement for such meeting with the Securities and Exchange Commission (regardless of whether or not thereafter revised or supplemented).

If a nominee who currently is serving as a director receives a greater number of votes "against" his or her election than votes "for" such election in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under our Governance Principles, any nominee for election as a director in an uncontested election who receives a greater number of votes "against" his or her election than votes "for" such election must, within ten business days following the certification of the stockholder vote, tender his or her written resignation to the Chairman of the Board for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider the resignation and, within 60 days following the date of the stockholders' meeting at which the election occurred, will make a recommendation to the Board concerning the acceptance or rejection of the resignation.

The Board will then take formal action on the recommendation no later than 90 days following the date of the stockholders' meeting at which the election occurred. In considering the recommendation, the Board will consider the information, factors and alternatives considered by the Nominating and Corporate Governance Committee and such additional factors, information and alternatives as the Board deems relevant. We will publicly disclose, in a Form 8-K filed with the SEC, the Board's decision within four business days after the decision is made. The Board also will provide, if applicable, the Board's reason or reasons for rejecting the tendered resignation.

## Sustainability

The Board shares our commitment to environmentally sustainable initiatives and innovation that deliver efficiency, value and health for our business, tenants and community. Structured around the three key areas of efficiency, tenant experience and industry leadership, our sustainability program integrates market-leading initiatives to address energy usage, natural resource consumption, air quality, recycling, transportation and education.

Our commitment toward efficiency is evidenced by portfolio-wide investments. By implementing cutting edge technologies and modernizing obsolete building systems, we continue to optimize building performance, reduce maintenance costs and provide tenants with a Class A experience. We have installed more than 35,000 LED bulbs, monitor energy consumption through a real-time energy platform and track our portfolio's sustainability performance through a web based environmental management system. Currently, we are exploring the deployment of cogeneration, photovoltaic "solar" panels, fuel cells and steam reduction technologies to provide healthier and more reliable forms of energy throughout our portfolio.

Key to our program is active tenant engagement. We partner with tenant sustainability teams in a number of ways, including LEED-CI certifications, Earth Day events, annual community service days, quarterly tenant educational webinars on sustainability topics, Urban Green Council award nominations and participation in the NYC Mayor's Zero Waste Challenge.

Our industry leadership has been widely recognized. During 2015 and 2016, we were recognized by the United States Environmental Protection Agency as an ENERGY STAR Partner of the Year for our efforts to strategically manage and improve energy efficiency across our Manhattan and suburban portfolios. In addition to releasing a compliant GRI report for the past 3 consecutive years, we have been recognized by Newsweek as one of the greenest companies in the United States and as REIT of the Year – Sustainability by Real Estate & Investment Finance in its 2017 award ceremonies. Additionally, we have been included in the MSCI Sustainability Index since 2015. Our sustainability strategy, achievements and reports are available on our website at http://www.slgreen.com/sustainability.

## Risk Oversight

The Board is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company, and ensures that appropriate risk mitigation strategies are implemented by management. The Board also is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. In particular, the Board focuses on overseeing risks relating to the structure and amount of our debt, including overall aggregate principal balance, variable rate versus fixed rate debt, maturity schedules and balance of secured and unsecured debt.

The Board delegated to the Audit Committee oversight of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) the Company policies with respect to risk assessment and management of risks that may be material to the Company, (b) the Company's system of disclosure controls and system of internal controls over financial reporting and (c) the Company's compliance with legal and regulatory requirements. The Audit Committee also is responsible for reviewing major legislative and regulatory developments that could have a material impact on the Company's

contingent liabilities and risks. Our other Board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

In addition, our Compensation Committee considers the risks to the Company's stockholders and to the achievement of our goals that may be inherent in the Company's executive compensation program.

The Company's management is responsible for day-to-day risk management, including the primary monitoring and testing function for company-wide policies and procedures, and management of the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that the Board leadership structure supports this approach.

## Governance Principles

The Board adopted Governance Principles that address significant issues of corporate governance and set forth procedures by which the Board carries out its responsibilities. Among the areas addressed by the

Governance Principles are director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, annual performance evaluation of the Board and management responsibilities. Our Nominating and Corporate Governance Committee is responsible for,

among other things, assessing and periodically reviewing the adequacy of the Governance Principles and will recommend, as appropriate, proposed changes to the Board.

## Code of Ethics

The Board adopted a Code of Ethics that applies to our directors, executive officers and employees. The Code of Ethics is designed to assist our directors, executive officers and employees in complying with the law and in resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Ethics are compliance with applicable laws, conflicts of interest, use and protection

of the Company's assets, confidentiality, communications with the public, accounting matters, records retention, fair dealing, discrimination, harassment and health and safety. We intend to disclose on our corporate website any amendment to, or waiver of, any provisions of this Code applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the NYSE.

## Whistleblowing and Whistleblower Protection Policy

Our Audit Committee established procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. If you wish to contact our Audit Committee to report

complaints or concerns relating to the financial reporting of the Company, you may do so in writing to the Chairman of our Audit Committee, c/o Andrew S. Levine, Secretary, SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. Any such communications may be made anonymously.

# Director Compensation

Directors of the Company who are also employees receive no additional compensation for their services as directors. The following table sets forth information regarding the compensation paid to our non-employee directors during the fiscal year ended December 31, 2016.

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2] ($) | Option Awards[3] ($) | Total ($) |
|---|---|---|---|---|
| Edwin T. Burton, III | $ 90,000 | $ 300,000 | — | $ 390,000 |
| John H. Alschuler | $ 192,000 | $ 300,000 | — | $ 492,000 |
| John S. Levy | $ 85,000 | $ 300,000 | — | $ 385,000 |
| Craig M. Hatkoff | $ 77,000 | $ 300,000 | — | $ 377,000 |
| Betsy Atkins | $ 77,000 | $ 300,000 | — | $ 377,000 |
| Lauren B. Dillard[4] | — | — | — | — |

(1) Mr. Levy deferred all of his 2016 cash compensation and Mr. Alschuler deferred $67,500 of his 2016 cash compensation pursuant to our Non-Employee Directors' Deferral Program. Mr. Burton elected to receive all of his 2016 cash compensation and Mr. Hatkoff elected to receive $25,000 of his 2016 cash compensation in the form of shares of our common stock. Accordingly, our non-employee directors received the following shares of our common stock or phantom stock units with respect to the portion of their 2016 cash compensation that they elected to defer or receive in stock, as applicable: Mr. Burton received 865 shares, Mr. Alschuler received 648 units, Mr. Levy received 817 units and Mr. Hatkoff received 240 shares.

(2) Amounts shown reflect the full grant date fair value on the date of grant of shares of our common stock or phantom stock units granted to the directors in 2016, excluding shares of our common stock and phantom stock units credited in lieu of annual fees and meeting fees.

(3) There were no stock options granted to members of the Board in 2016. At December 31, 2016, the aggregate number of option awards held by our non-employee directors was as follows: Mr. Burton—6,000; Mr. Alschuler—26,500; and Mr. Levy—38,500.

(4) Ms. Dillard was appointed to the Board effective December 31, 2016, and did not receive any compensation during the fiscal year ended December 31, 2016.

Only non-employee Directors are compensated for service on the Board. During the fiscal year ended December 31, 2016, the fees for non-employee Directors were:

| **Annual cash retainers** | | |
|---|---|---|
| Cash retainer | $ | 50,000 |
| Additional cash retainer if serving as the Lead Independent Director | $ | 85,000 |
| Additional cash retainer if serving as a chair of the Audit Committee | $ | 10,000 |
| Additional cash retainer if serving as a chair of the Compensation Committee | $ | 7,500 |
| Additional cash retainer if serving as a chair of the Corporate Governance Committee | $ | 5,000 |
| **Meeting fees** | | |
| For each meeting of the Board or a committee of the Board | $ | 1,500 |
| For each special meeting of the Audit Committee held independently of Board meetings | $ | 4,000 |
| **Stock grant** | | |
| Valued at the grant date with shares fully vested on such grant date. | $ | 300,000 |

The annual fees and meeting fees generally are payable quarterly in cash. Each director may elect to receive some or all of these fees in stock and, as noted below, may elect to defer some or all of these fees.

Under our Non-Employee Directors' Deferral Program, our non-employee directors were entitled to elect to defer up to 100% of their annual fees, meeting fees and annual stock grant. At each director's election, cash fees deferred under the program could be credited in the form of either phantom stock units, account credits that accrue earnings or losses based on the 30-day LIBOR rate at the beginning of each month plus 2% (or based on such other rate or the performance of such investments as may be determined in advance by the Board) or measurement fund credits that track the performance of one or more open-ended mutual funds selected by the director. Stock grants deferred under the program are credited in the form of phantom stock units. Subject to limitations contained in the program, on a fixed date each quarter, a director may convert phantom stock units into account credits or measurement fund credits or vice versa or change the mutual funds that some or all of the director's measurement fund credits track. All cash fees credited as, and conversions of or into, phantom stock units or measurement fund credits are based on the fair market value of our common stock or the applicable

mutual fund on the date the cash fees otherwise would have been paid or the date of the conversion, as applicable. Unless otherwise elected by a director, a director's phantom stock units, account credits and measurement fund credits are payable on the earlier of the January 1st coincident with or next following the director's termination of service from the Board, or a change in control of the Company, as defined by the program. Phantom stock units are payable in an equal number of shares of our common stock; provided that we may elect to instead settle a director's phantom stock units by paying the director cash in an amount equal to the value of such shares of common stock. Account credits and measurement fund credits are payable in cash. Under the program, each director is entitled to receive dividend equivalents that are paid currently on the director's phantom stock units, unless the director elected to defer payment of such dividend equivalents and have them concurrently reinvested into additional phantom stock units.

For the fiscal year ending 2017, we increased the annual cash retainer for serving as chair of our Audit Committee from $10,000 to $25,000, but otherwise retained the same director compensation arrangements that were in place for 2016.

# Executive Officers

The following sets forth biographical information regarding our executive officers who are not also directors.

## Matthew J. DiLiberto



**Matthew J. DiLiberto** joined the Company in September 2004 and currently serves as the Company's Chief Financial Officer overseeing the finance, accounting, tax, investor relations and corporate capital markets functions of the organization. Mr. DiLiberto previously served as the Company's Chief Accounting Officer & Treasurer from 2007 to 2014. From June 2000 to September 2004, Mr. DiLiberto was with Roseland, New Jersey-based Chelsea Property Group, now a division of Simon Property Group, a REIT focused on the development and ownership of premium outlet centers, where he was a Controller and Director of Information Management. From August 1998 to June 2000, Mr. DiLiberto worked at New York-based Vornado Realty Trust, a diversified REIT with ownership interests in office, retail, and other property types, where he worked as a Senior Financial Analyst focusing on accounting and controls as well as the preparation of high level management reports and SEC filings. Prior to joining Vornado Realty Trust, Mr. DiLiberto worked as a Business Assurance Associate at Coopers and Lybrand, LLP (now PricewaterhouseCoopers LLP). Mr. DiLiberto currently serves on the National Association of Real Estate Investment Trust's Best Financial Practices Council and is a member of the Board of Directors of the FDNY Foundation. Mr. DiLiberto received a B.S. degree in Accounting from The University of Scranton. Mr. DiLiberto is 42 years old.

## Andrew S. Levine



**Andrew S. Levine** has served as our Chief Legal Officer since April 2007 and as our General Counsel, Executive Vice President and Secretary since November 2000. Prior to joining the Company, Mr. Levine was a partner in the REIT and Real Estate Transactions and Business groups at the law firm of Pryor, Cashman, Sherman & Flynn, LLP. Prior to joining Pryor, Cashman, Sherman & Flynn, LLP, Mr. Levine was a partner at the law firm of Dreyer & Traub. Mr. Levine received a B.A. degree from the University of Vermont and a J.D. degree from Rutgers School of Law, where Mr. Levine was an Editor of the Law Review and he currently serves as a member of the Advisory Board of Rutgers Center for Corporate Law and Governance. Mr. Levine is 58 years old.

# EXECUTIVE COMPENSATION

## Proposal 2: Advisory Vote on the Compensation of our Named Executive Officers

Section 14A(a)(1) of the Exchange Act generally requires each public company to include in its proxy statement a separate resolution subject to a non-binding stockholder vote to approve the compensation of the company's named executive officers, as disclosed in its proxy statement pursuant to Item 402 of Regulation S-K, not less frequently than once every three years. This is commonly known as, and is referred to herein as, a "say-on-pay" proposal or resolution.

At our 2011 annual stockholder meeting, our stockholders advised on a non-binding basis, by an affirmative vote of a majority of all votes cast, that the Company should hold non-binding advisory votes on executive compensation on an annual basis. On July 14, 2011, the Board determined that it would include future advisory votes on the compensation of our named executive officers in the Company's annual meeting proxy materials every year until the next advisory vote on the frequency of stockholder votes on executive compensation, which will occur at the Company's upcoming 2017 annual meeting of stockholders.

Accordingly, pursuant to Section 14A(a)(1) of the Exchange Act, the Company is providing stockholders with the opportunity to approve the following non-binding, advisory resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

> **The Board unanimously recommends a vote "FOR" the above resolution regarding the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables in this Proxy Statement.**

The affirmative vote of a majority of all the votes cast with respect to this proposal will be required to approve this proposal.

The results of this advisory vote are not binding on the Compensation Committee, the Company or the Board. Nevertheless, we value input from our stockholders and will consider carefully the results of this vote when making future decisions concerning executive compensation.

## Compensation Committee Report

The Compensation Committee of the Board of Directors of SL Green Realty Corp. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

Submitted by our Compensation Committee
John H. Alschuler (Chairman)
Edwin Thomas Burton, III
John S. Levy

## Compensation Discussion and Analysis

This section of our proxy statement discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative and quantitative information regarding the manner and context in which compensation is awarded to, and earned by, our named executive officers and places in perspective the data presented in the tables and narrative that follow.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2016 fiscal year, as well as the other individuals included in the "Summary Compensation Table" are referred to as the "named executive officers" or our "executives."

## Executive Summary

*Why You Should Vote for Our 2017 Say-On-Pay Proposal*

*Low G&A Expense*

- We consistently maintain low G&A expense through our prudent management structure, which ensures that shareholder returns are not unduly diluted by the costs of managing our assets. In 2016 our G&A expense as a percentage of total assets was the <u>second lowest</u> among our office REIT peers.

*Stockholder Engagement and Support*

- We have engaged in significant stockholder outreach over the last several years regarding executive compensation and made numerous changes to our executive compensation programs in response to feedback we received. Since our 2016 annual meeting, we have conducted stockholder outreach with institutional stockholders owning approximately 74% of our outstanding common stock, resulting in the chairman of the Compensation Committee discussing our executive compensation programs with the owners of more than a majority of our outstanding common stock.
- Our say-on-pay proposal was approved at our 2016 annual meeting, as it has been every year since it was first introduced in 2011.

*Strong Operational Performance*

- As described below, we had strong year-over-year growth in funds from operations, or FFO, per share and cash same-store net operating income. In 2016, we signed 3.2 million square feet of Manhattan office leases at a mark-to-market of 27.6%, and we signed an additional 638,000 square feet of suburban office leases at a mark-to-market of 6.1%. Also during 2016, we executed $3.9 billion of real estate dispositions, generating $1.1 billion of cash, which resulted in liquidity of over $2.0 billion at year-end 2016. We also made major progress on our One Vanderbilt project, including breaking ground on the project and securing a $1.5 billion construction loan and over $500 million in joint venture equity.
- We reduced our ratio of net debt to EBITDA by more than 30% during 2016 as compared to 2015, based on Fitch Ratings' methodology. We have also achieved full investment grade corporate credit ratings from Moody's Investors Service, Standard and Poor's and Fitch Ratings and our corporate credit rating outlook was upgraded to "Positive" by Standard and Poor's and Fitch Ratings.

*Superior Long-Term TRS Performance*

- Although our short-term TRS performance for 2016 was disappointing, our TRS has been consistently strong in the 19 years since our initial public offering, growing 921%, among the best of our office REIT peers.

*Pay Linked to Performance*

- In response to our stockholder feedback, we increased the formulaic component of our annual cash bonus program from 60% in 2014 to 100% in 2016 for Messrs. Holliday, Green and Mathias, our top three executives.
- The rigorous application of our pay-for-performance compensation principles resulted in the formulaic annual cash bonus program for our top three executives being earned at only 61%, and a reduction of our CEO's total annual bonus by $250,000—4% below 2015 and 16% below 2014. In addition, to reflect our Executive Chairman's evolving role and as a result of our 2016 TRS, we reduced our Executive Chairman's total compensation for 2016 by 50% compared to 2015.

### Compensation Philosophy

As described below under "Our Executive Compensation Philosophy," our executive compensation programs are designed to provide performance-based incentives that create strong alignment of management and stockholder interests and reward superior performance with superior compensation. We seek to attract and retain top talent in a highly competitive market, and we expect superior performance from our executives. Due to the efforts of the executives we attract, we achieve organizational efficiency (i.e., low relative and absolute G&A expense) as the efforts of our executives allow us to maintain a smaller organization overall, relative to the size and activities of the Company. We believe the results speak for themselves, as even in a year where REITs underperformed other sectors of the market, our long-term TRS remains among the best of our office REIT peers and our G&A expense as a percentage of total assets is the second lowest among our office REIT peers.

## 2016 Performance and Executive Compensation

The information below summarizes our strong long-term TRS, our 2016 achievements and our 2016 CEO and other NEO compensation.



**Normalized FFO Per Share[1]**

56% Increase

| 2012 | 2013 | 2014 | 2015 | 2016 |
|------|------|------|------|------|
| $4.55 | $5.16 | $5.85 | $6.38 | $7.08 |

**Growth in Same Store Cash NOI[1]**

| 2012 | 2013 | 2014 | 2015 | 2016 |
|------|------|------|------|------|
| 4.8% | 3.0% | 3.5% | 4.6% | 6.0% |

**Operating Success**

Leasing Results
- 3.2 million square feet of Manhattan office leases at 27.6% mark-to-market and 638,000 square feet of suburban office leases at 6.1% mark-to-market
- 97.1% occupancy for the same store Manhattan office portfolio

Disposition Volume
- Executed $3.9 billion of real estate dispositions generating $1.1 billion of cash proceeds

Organizational Achievements
- Major progress on One Vanderbilt, including securing a $1.5 billion construction loan and $525 million in JV equity, and breaking ground on the project

### Superior Long-Term TRS Performance

Despite disappointing TRS for 2016 of -2.06%, our longer term TRS performance remains strong, as set forth below:

**Total Shareholder Return (as of 12/31/2016)**



| | Three-Year TSR | Five-Year TSR | Fifteen-Year TSR | Since IPO TSR |
|---|---|---|---|---|
| SNL US REIT Office Index | 42% | 73% | 226% | 326% |
| SL Green Realty Corp. | 25% | 78% | 437% | 921% |

### Low G&A Expense[2]

We have consistently maintained low G&A expenses, with G&A expense as a percentage of total assets and revenues among the lowest of our office REIT peers.



**G&A expense as a Percentage of Total Assets[2]**
- 0.8%
- 0.7%
- 0.6% — 2nd Lowest

**G&A expense as a Percentage of Total Revenues[2]**
- 6.6%
- 6.4%
- 5.3% — 3rd Lowest

Median    Average    SL Green

### 2016 CEO Compensation

**88.5% Variable Performance-Based; 75% Equity**

**Chief Executive Officer Pay Mix**



- Base Salary 7.4%
- Deferred Compensation Contributions 4.1%
- Cash Bonus 13.5%
- Equity Bonus 23.4%
- Employment Agreement Equity Awards 51.5%
- Variable Incentive Pay (88.5%)

### 2016 Other NEO Compensation

**86.5% Variable Performance-Based; 70.0% Equity**

**Other Named Executive Officers Pay Mix**



- Base Salary 10.7%
- Deferred Compensation Contributions 2.8%
- Cash Bonus 16.2%
- Equity Bonus 36.3%
- Employment Agreement Equity Awards 34.0%
- Variable Incentive Pay (86.5%)

(1) Refer to Appendix A to this proxy statement for reconciliations of combined same-store cash net operating income and normalized FFO for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and information regarding our use of these financial measures.

(2) Percentages of total revenues and total assets are presented on a consolidated basis. Companies used for comparison in G&A expense analysis are: Alexandria Real Estate Equities, Inc., Boston Properties, Inc., Brandywine Realty Trust, Douglas Emmett, Inc., Empire State Realty Trust, Inc., Kilroy Realty Corporation, Mack-Cali Realty Corporation, Paramount Group, Inc. and Vornado Realty Trust. Office peer data obtained from Weekly Sector Scorecard, Office, dated February 17, 2017 published by Stifel, Nicolaus & Company, Incorporated.

## Stockholder Engagement; Executive Compensation Changes

Over the last several years, we have engaged in a formal stockholder outreach program focused on our executive compensation. Throughout each year, we are in contact with our large institutional stockholders, representing the owners of more than a majority of our outstanding common stock, to discuss our executive compensation programs, our business and our overall performance. Since our 2016 annual meeting, we contacted institutional stockholders owning approximately 74% of our outstanding common stock. These discussions are led by the chairman of our Compensation Committee, or the Committee, and Lead Independent Director or, in certain instances, members of senior management. We provide these stockholders with information regarding our executive compensation programs, our performance and the manner in which we believe our executive compensation programs contributed to our superior long-term performance. We also engage in discussions with these stockholders where we are able to clarify aspects of our executive compensation programs that they may not fully understand and receive direct feedback regarding specific aspects of our executive compensation programs.

Below are some common themes we discussed during this stockholder outreach and our responses over the last few years:

| Area of Stockholder Concern | Our Response |
|---|---|
| Peer Group | Removed NYC-based asset managers from our peer group and committed, on a going forward basis, to review compensation and performance based on an NYC-based REIT peer group and a national office REIT index. |
| Annual Cash Bonus Program | For 2016, we increased the formulaic component of our annual cash bonus program to 100%, an increase of 40% since 2014, and reduced the number of criteria used in our program. |
| Contract Awards | In 2016, our Chief Executive Officer and President received equity awards granted pursuant to their employment agreements with higher performance hurdles requiring the achievement of either an 8% per year increase in FFO per share, 8% TRS per year or relative TRS in the top 35% of MSCI US REIT Index companies.<br><br>Provided only performance-based employment agreement equity awards for our Chief Executive Officer's 2016 employment agreement to further align pay for performance. |
| Outperformance Plans | The SL Green Realty Corp. 2014 Outperformance Plan, or our 2014 Outperformance Plan, includes performance metrics to incorporate a new relative TRS component for one-third of each award granted. The remainder of each award is subject to the achievement of absolute TRS performance metrics similar to those utilized for prior outperformance plans.<br><br>There will be no payout under our 2014 Outperformance Plan unless total return exceeds $2.5 billion or relative TRS is at or above the 50th percentile of index companies. In order for participants to earn the full award under our 2014 Outperformance Plan, our TRS during the performance period must equal or exceed **50%**, which would represent total returns to stockholders in excess of **$5 billion**, and be in the **top 25%** of index companies. We would need to achieve TRS of **35.5%** from February 1, 2017 through August 31, 2017 in order for executives to earn the maximum absolute TRS amounts under our 2014 Outperformance Plan. In that case, the awards earned by participants in our 2014 Outperformance Plan would be less than 1.25% of the aggregate total return delivered to our stockholders.<br><br>Under our 2014 Outperformance Plan, we adopted double trigger provisions for acceleration of vesting of equity awards granted to our named executive officers in the event of a change in control of the Company. |
| Executive Chairman Compensation | Reflecting our Executive Chairman's evolving role, we meaningfully reduced annual bonuses paid to our Executive Chairman for the second consecutive year. As a result, our Chairman's 2016 compensation was 50% less than his 2015 compensation. In addition, our Executive Chairman will not participate in any of our future outperformance plans. |

**Compensation Practices**

We believe that our executive compensation programs provide appropriate performance-based incentives to attract and retain leadership talent in the highly competitive New York City real estate market, to align management and stockholder interests and to continue to drive our long-term track record of superior return to stockholders. The following are key features of our executive compensation programs, which reflect the changes we have adopted following our extensive stockholder outreach in recent years:

| **WHAT WE DO** | **WHAT WE DON'T DO** |
| --- | --- |
| ✓ Pay for performance and create alignment with stockholders | ✖ No dividends or distributions paid on unearned equity awards subject to performance-based vesting |
| ✓ 100% formulaic annual cash bonus program for our CEO, Chairman and President | ✖ No excise tax gross-up provisions |
| ✓ Include robust hurdles in our 2014 Outperformance Plan based on both absolute and relative TRS, with no payout unless total return exceeds $2.5 billion or relative TRS is at or above the 50th percentile of index companies | ✖ Don't allow repricing of stock options |
| ✓ Subject all future employment agreement equity awards for our CEO to performance-based hurdles | ✖ No single trigger cash severance or accelerated vesting in connection with a change in control |
| ✓ Pay a majority of total compensation for our CEO and named executive officers in equity | ✖ Don't allow directors or officers to hedge our securities |
| ✓ Follow robust stock ownership guidelines for our directors and named executive officers; in 2016, we increased the stock ownership guidelines for our directors from 3x to 5x the annual cash retainer | |
| ✓ Impose a clawback policy with respect to incentive payments | |
| ✓ Require a double trigger for cash severance and accelerated vesting in connection with a change in control | |

## Our Executive Compensation Philosophy

We adopted an executive compensation philosophy that rewards the achievement of annual and long-term goals of both the Company and individual executives. Our executive compensation programs are designed to achieve the following objectives:

- To provide performance-based incentives that create a strong alignment of management and stockholder interests
- To attract and retain top talent in a market that is highly competitive for New York City commercial real estate management
- To motivate our executives to achieve, and reward them for achieving, superior performance
- To achieve an appropriate balance between risk and reward in our compensation programs that does not create incentives for unnecessary or excessive risk taking

- To foster the dedication required to succeed against our competitors, while maintaining low overall general and administrative expense

In order to reach these goals, the Committee, in consultation with our Chief Executive Officer and the Committee's independent compensation consultant, adopted executive compensation practices that follow a pay-for-performance philosophy. Our primary business objective, of maximizing TRS through growth in FFO while seeking appreciation in the value of our investment properties, demands a long-term focus. Therefore, on both a current and historical basis, our executive compensation programs are based heavily on the achievement of both annual and multi-year performance measures.

## Consideration of 2016 Say-on-Pay Vote

Our say-on-pay proposal was approved at our 2016 annual meeting, as it has been every year since it was first introduced in 2011. The Committee viewed this favorable vote by more than a majority of our stockholders as an indication that our stockholders are generally supportive

of the structure of our executive compensation programs. Nevertheless, we continued to engage in stockholder outreach and implemented the additional changes described above based on the feedback we received.

## Our Executive Compensation Programs

Our named executive officers' compensation currently has three primary components, which are discussed in more detail below:

- annual base salary and deferred compensation
- annual incentive awards, which include cash and equity bonuses
- long-term equity incentive awards, which include stock options and full-value equity awards

Variable pay constitutes the vast majority of our executives' compensation, which allows the Committee to reward superior performance and penalize poor performance, while

the substantial long-term equity incentive portions of our compensation programs serve to align the interests of our named executive officers with our stockholders.

### Annual Base Salary and Deferred Compensation

Base salaries are established at levels intended to reflect the scope of each executive's duties and responsibilities and further take into account the competitive market compensation paid by other companies for similar positions. However, they do not serve our objective of paying for performance, and therefore are intentionally structured to be a relatively low percentage of total compensation.

The following sets forth the annual base salaries for our named executive officers for 2015 and 2016, which reflect amounts agreed to in each executive's employment agreement:

| Executive | 2015 Base Salary | 2016 Base Salary | % Change |
|---|---|---|---|
| Marc Holliday | $ 1,050,000 | $ 1,350,000 | 28.6% |
| Stephen L. Green | $ 750,000 | $ 750,000 | — |
| Andrew Mathias | $ 800,000 | $ 800,000 | — |
| Matthew J. DiLiberto | $ 400,000 | $ 400,000 | — |
| Andrew S. Levine | $ 500,000 | $ 550,000 | 10.0% |

In addition to base salary, each of Messrs. Holliday, Green and Mathias also received a contribution of deferred notional stock units that are subject to vesting based on continued employment during a one-year period following the contribution and are only paid upon termination of employment or a change in control. The amount of deferred compensation that each of Messrs. Holliday, Green and Mathias received for 2016 was equal to the minimum amount that we had previously agreed to provide under the executive's employment agreement and associated deferred compensation agreement that was in effect for 2016. This deferred compensation is viewed similarly to annual base salary, in that fixed amounts are granted each year regardless of performance. However, because the value of this deferred compensation is tied to the value of our common stock and these executives will not receive this deferred compensation until the termination of their employment or a change in control, this deferred compensation program further establishes alignment of management and stockholder interests and helps ensure that the executives remain focused on long-term stockholder value creation. The following table sets forth the deferred compensation grants made to our executives in 2016:

| Executive | Deferred Compensation Amount | Notional Stock Units[1] |
|---|---|---|
| Marc Holliday | $ 750,000 | 8,265 |
| Stephen L. Green | $ 150,000 | 1,333 |
| Andrew Mathias | $ 500,000 | 4,443 |

(1) Deferred compensation contributions were converted into notional stock units based on the market price of our common stock on the date of the contribution.

### Annual Incentive Awards

We pay annual incentive awards in the form of annual cash and equity bonuses to focus and reward our named executive officers on achieving key corporate financial and operational objectives and individual goals. Based in part on the feedback we received in connection with our outreach efforts relating to executive compensation, the Committee decided to revise the structure of our annual incentive award program for our Chief Executive Officer, Executive Chairman and President. For 2016, we increased the formulaic component of our annual cash bonus program to 100% of the target opportunity (from 75% in 2015 and 60% in 2014) and we reduced the number of performance criteria. Otherwise, we maintained the same overall structure of our annual incentive award program. Also, in 2016, the entire amount of the annual cash bonuses paid to our top three named executive officers was determined pursuant to this annual cash bonus program, which is described in more detail below.

### Annual Cash Bonus Program (Top Three Named Executive Officers)

As noted above, the annual cash bonuses paid to our top three named executive officers for 2016 were determined pursuant to our annual cash bonus program. Under this program, the Committee established specific threshold, target and maximum cash bonus amounts that each of our top three named executive officers could earn for 2016 and established specific performance criteria that were to be used in a formulaic manner to determine 100% of each of these executives' cash bonuses. For 2016, each of Messrs. Holliday, Green and Mathias were eligible to earn the following percentages of his base salary (with linear interpolation used to determine the percentage earned for performance that falls between threshold, target and/or maximum):

| Executive | Threshold | Target | Maximum |
|---|---|---|---|
| Marc Holliday | 100% | 200% | 300% |
| Stephen L. Green | 100% | 175% | 250% |
| Andrew Mathias | 100% | 175% | 250% |

One hundred percent of each executive's annual cash bonus was determined in a formulaic manner based on the level of our achievement of a number of performance criteria as compared to the level established in advance by the Committee. The following set forth the specific performance criteria selected for 2016, the relative weighting of each, the threshold, target and maximum performance levels established by the Committee in advance for each, and our actual 2016 results for each:

| Performance criteria | 2016 Weighting Levels | Threshold | Target | Maximum | 2016 Actual Performance |
|---|---|---|---|---|---|
| FFO per share | 25.0% | $ 6.75 | $ 6.85 | $ 6.95 | $ 7.08[2] |
| Same-store cash NOI growth | 25.0% | 3.0% | 4.0% | 5.0% | 6.0% |
| Dividend growth | 20.0% | 5.0% | 9.0% | 13.0% | 7.6% |
| Relative TRS for 2016[1] | 15.0% | 40th | 60th | 80th | 16th |
| Absolute TRS for 2016 | 15.0% | 5.0% | 7.0% | 9.0% | -2.06% |

(1) Relative TRS for 2016 was based on the percentile of our TRS relative to the TRS of the constituents of the SNL US REIT Office Index.

(2) Represents normalized FFO per share of $7.08, which adjusts actual FFO per share of $8.29 to exclude $1.21 per share attributable to the write-off of accounting related balances and the 2017 portion of the lease termination fee related to the sale of 388-390 Greenwich Street to Citigroup, Inc.

The following table reflects the 2016 cash bonuses awarded to Messrs. Holliday, Green and Mathias pursuant to our annual cash bonus program, presented based on the maximum percentages of each executive's base salary that can be earned:

| Executive | Max Cash Bonus (%) | Actual Cash Bonus (%)[1] | Total ($) |
|---|---|---|---|
| Marc Holliday | 300.00% | 183.19% | $ 2,473,125 |
| Stephen L. Green | 250.00% | 154.90% | $ 1,161,718 |
| Andrew Mathias | 250.00% | 154.90% | $ 1,239,166 |

(1) Consistent with the timing of prior years' annual cash bonus determinations, payouts and determinations under the annual cash bonus program were made in December 2016 based on a combination of actual results through that point in time and estimates of full year results.

As a result of the rigor of the performance targets established by the Committee for our annual cash bonus program, the amounts paid to Messrs. Holliday, Green and Mathias were significantly reduced for 2016 as compared to 2015, as set forth in the table below:

| Executive | 2015 Annual Cash Bonus | 2016 Annual Cash Bonus | % Change[1] |
|---|---|---|---|
| Marc Holliday | $ 2,795,625 | $ 2,473,125 | -11.5% |
| Stephen L. Green | $ 1,671,093 | $ 1,161,718 | -30.5% |
| Andrew Mathias | $ 1,782,500 | $ 1,239,166 | -30.5% |

(1) The decrease in annual cash bonus amount paid to Mr. Holliday was partially offset by the increase in total bonus opportunity resulting from the corresponding increase in Mr. Holliday's 2016 base salary.

### Annual Equity Bonuses (Top Three Named Executive Officers)

We also maintain an equity bonus program for our top three named executive officers, which provides annual bonuses that are determined by the Committee, in its discretion, based on the short-term and long-term performance of our Company and the executive, the Committee's view of appropriate annual incentive awards in light of the executive's historical compensation, skill, experience and position, competitive market factors and such other factors as are determined appropriate by the Committee. In making these awards for 2016, the Committee sought to find a balance between (i) acknowledging the significant operational achievements attained during the year, as highlighted above, (ii) ensuring that annual incentive award and total compensation amounts were in line with the prevailing market and adequate to address recruitment and retention needs in the competitive New York City commercial real estate markets where we actively compete for business opportunities and executive talent with other publicly-traded REITs, private real estate operating companies, opportunity funds and sovereign wealth funds, among others, (iii) continuing to ensure our compensation programs create alignment of management and stockholder interests by appropriately rewarding our named executive officers for the attainment of performance achievements that drive long-term value creation and (iv) rewarding our continued superior long-term TRS performance as balanced against our disappointing short-term TRS performance. In addition, the Committee based its decisions on our performance as compared to specific company goals and objectives for 2016 that were presented at the 2015 investor day conference, which are repeated below:

| 2016 Goals and Objectives | 2016 Results |
|---|---|
| 2,600,000 square feet of Manhattan leases signed[1] | 3.2 million sq. ft. signed |
| 97% or greater same-store Manhattan portfolio leased occupancy | 97.1% |
| 13-16% mark-to-market on signed Manhattan office leases | 27.6% |
| 6.0% same-store cash NOI growth | 6.0% |
| Increase growth portfolio NOI by $28 million | $28.7 million |
| $1 billion of office property acquisitions | None |
| $750 million of office property dispositions | $3 billion |
| $500 million of retail/residential property acquisitions | $29 million |
| $100 million of retail/residential property dispositions | $138 million |
| $150 million increase of debt and preferred equity balance | $180 million |
| $200 million of debt and preferred equity income | $234 million |
| $400 million of Federal Home Loan Bank borrowings | $251 million |
| Create more than $500 million of incremental retail value | $1.2 billion |
| Sign 200,000 square feet of leases at One Vanderbilt | 2018 Action |
| Obtain $1 billion of construction financing for One Vanderbilt | $1.5 billion construction loan obtained |
| Dispose of more than $100 million of suburban assets | $82 million |
| Achieve 7.6x or better net debt to EBITDA (per Fitch) | Achieved |
| Dividend increase of 12.5% or more | 7.6% increase |
| TRS greater than 10% | TRS of -2.1% |
| TRS in excess of MSCI US REIT Index by 250 basis points | -1,066 basis points |

(1) Goal increased by management from 2,000,000 square feet to 2,600,000 square feet in July 2016.

The differences in compensation awarded to our named executive officers are generally a function of the executive's position and authority, as well as the competitive landscape for executives in similar positions. The table below sets forth the annual equity bonus awards that were granted to each of Messrs. Holliday, Green and Mathias for 2015 and 2016, as approved by the Committee:

| Executive | 2015 Equity Bonus | 2016 Equity Bonus[1] | % Change |
|---|---|---|---|
| Marc Holliday | $ 4,204,375 | $ 4,276,875 | 1.7% |
| Stephen L. Green | $ 2,228,907 | $ 788,282 | -64.6% |
| Andrew Mathias | $ 3,217,500 | $ 3,560,834 | 10.7% |
| **Total** | **$ 9,650,782** | **$ 8,625,991** | **-10.6%** |

(1) Excludes the value of 11,340 LTIP units granted to Mr. Mathias in June 2016, which were granted in recognition of performance since the beginning of 2014 as opposed to solely relating to 2016.

The amounts of the equity bonus awards for our executives in 2016 as compared to 2015 were primarily determined based on our strong operational achievements and, on an individual basis, the changing roles of each of our Chief Executive Officer, Executive Chairman and President, as balanced against our disappointing short-term TRS performance in 2016. In particular, reflecting our Executive Chairman's evolving role, we significantly reduced the equity bonus award paid to our Executive Chairman. As a result, the overall equity bonus awards for our top three executives were reduced by approximately 10.6%, in the aggregate, while the individual equity bonus awards reflect each executive's contributions to our strong business achievements in 2016. The 2016 equity bonuses paid to each of our top three named executive officers listed above were paid in early 2017 in the form of LTIP units that vested upon grant, but remain subject to a no-sell restriction until two years after their grant date. Our named executive officers received the following number of LTIP units for these equity bonuses: Mr. Holliday—40,329; Mr. Green—7,433; and Mr. Mathias—33,577.

During 2016, we also separately granted Mr. Mathias an equity bonus consisting of 11,340 LTIP units that were vested upon grant, but were subject to a no-sell restriction until two years after their grant. These LTIP units were granted as equity bonus in 2016, but were in recognition of performance since the beginning of 2014 as opposed to solely relating to 2016.

**Bonuses to Other Executives**

Consistent with our historical practice, annual bonuses for Messrs. DiLiberto and Levine were determined by the Committee in its discretion in substantially the same manner as the equity bonuses for our top three named executive officers. The table below sets forth the annual bonus awards that were granted to Messrs. DiLiberto and Levine for 2015 and 2016, as approved by the Committee, to the extent paid in cash or LTIP units:

| Executive | 2015 Bonus | 2016 Bonus | % Change |
|---|---|---|---|
| Matthew J. DiLiberto | $ 1,400,000 | $ 1,700,000 | 21.4% |
| Andrew S. Levine | $ 1,100,000 | $ 1,350,000 | 22.7% |

Similar to the annual equity bonus awards that were granted to our top three named executive officers, these annual bonuses for Messrs. DiLiberto and Levine reflected our significant operational achievements for 2016, our continued superior long-term TRS performance and their evolving roles at our company, as balanced against our disappointing short-term TRS performance for 2016. These 2016 bonuses were paid to Messrs. DiLiberto and Levine in early 2017 in the form of cash and LTIP units that vested upon grant, but remain subject to no-sell restriction until two years after their grant date. Mr. DiLiberto received $1,400,000 in cash and 2,829 LTIP units and Mr. Levine received 12,730 LTIP units.

In addition to these bonuses paid to Messrs. DiLiberto and Levine for 2016, the Committee also determined to make bonus awards to each executive in the form of 30,000 Class O LTIP units, which are economically similar to stock options, and will only have value if our recent operational achievements translate into future returns for our stockholders. This decision reflects our commitment to our pay-for-performance compensation philosophy, and further aligns the interests of these executive officers with those of our stockholders.

**Long-Term Equity Incentive Awards**

Long-term equity incentives have been provided to our named executive officers through the grant of stock options, restricted stock, restricted stock units and/or LTIP units pursuant to our outperformance plans and in connection with new or extended employment agreements. The majority of these awards included performance-based vesting hurdles that must be met in order for recipients to earn them. The grant of equity awards links a named executive officer's compensation and net worth directly to the performance of our stock price as well as the achievement of other performance-based vesting hurdles in some cases, which we believe encourages our named executive officers to make decisions with an ownership mentality and provides alignment of interest with our stockholders. The Committee has made long-term equity incentive awards a central part of our executive compensation program due to these features.

**Outperformance Plans**

A main component of our long-term equity incentive award program is our outperformance plans. Our outperformance plans provide equity awards to our named executive officers and other employees that are subject to performance-based hurdles based on TRS or stock price appreciation over a multi-year period, and are eligible for potential acceleration in specific, limited circumstances. In addition to the performance-based vesting hurdles, all of these equity awards have additional time-based vesting provisions of four to five years in the aggregate with principally back-end vesting, based on continued employment, which act as a retention device and provide a strong incentive to the executives to increase stockholder value during the vesting period.

Our outperformance plans are designed to provide strong and direct alignment of our executive's interests with long-term stockholder interests. As a result, historically, we provided a meaningful percentage of our executives' total compensation in the form of equity awards under our outperformance plans. We anticipate continuing to utilize these types of plans as a significant component of our executive compensation program.

To guarantee that our long-term equity incentive awards reward only exceptional returns, our outperformance plans incorporate challenging performance hurdles. During prior periods where stockholders did not realize superior returns, such as during 2008 and 2009, our outperformance plans did not provide payouts. Due to the variable, at-risk nature of our outperformance plans, our executives must truly drive our overall performance and TRS to earn awards. This feature is illustrated by the table below showing our strong TRS during the performance periods of our two previous outperformance plans and the awards earned by our executives pursuant to those plans, as compared to our performance through December 31, 2016 relative to the robust performance hurdles contained in our 2014 Outperformance Plan:

| | 2010 Notional Unit Long-Term Compensation Plan | 2011 Outperformance Plan | 2014 Outperformance Plan |
|---|---|---|---|
| Performance Period | Dec. 2009 – Nov. 2012 | Sept. 2011 – Aug. 2014 | Sept. 2014 – Aug. 2017 |
| Initial Stock Price | $42.37 | $73.38 | $109.36 |
| Maximum Plan Award | $75.0 million | $85.0 million | 610,000 LTIP units |
| Cumulative Absolute Hurdle Range | 25% - 50% | 25% - 38% | 25% - 50% |
| Absolute Hurdle Achieved? | YES – 85% TRS ($76.42 + $1.80 dividends) | YES – 54% TRS ($109.36 + $3.92 dividends) | NOT YET – 4.5% TRS for the 28 months ended 12/31/16 ($107.55 + $6.56 dividends) |
| Cumulative Relative Hurdle Range | N/A | N/A | 50th percentile – 75th percentile |
| Relative Hurdle Achieved? | N/A | N/A | NOT YET – 24th percentile for the 28 months ended 12/31/16 |

### 2014 Outperformance Plan

In August 2014, the Committee approved the general terms of our 2014 Outperformance Plan. Under our 2014 Outperformance Plan, participants may earn awards based on our TRS on an absolute basis as well as on a relative basis compared to the constituents of the MSCI US REIT Index, or Index Companies, over a three-year performance period beginning on September 1, 2014 and continuing through August 31, 2017. Awards earned based on absolute TRS will be determined independently of awards earned based on relative TRS.

In order for participants to earn the full award under our 2014 Outperformance Plan, our TRS during the performance period must equal or exceed **50%**, which would represent total returns to stockholders in excess of **$5 billion**, and be in the **top 25%** of Index Companies.

Our 2014 Outperformance Plan was designed to be complementary to the SL Green Realty Corp. 2011 Long-Term Outperformance Plan, or our 2011 Outperformance Plan, as the baseline stock price for measuring performance under our 2014 Outperformance Plan exceeds the stock price at which maximum stock price appreciation would be achieved under our 2011 Outperformance Plan.

Awards that are earned under our 2014 Outperformance Plan will also be subject to vesting based on continued employment through August 31, 2018, with 50% of the awards earned vesting on August 31, 2017 and the remaining 50% vesting on August 31, 2018. The maximum number of LTIP units that may be earned under our 2014 Outperformance Plan will be 610,000 LTIP units.

Under the 2014 Outperformance Plan, two-thirds of the LTIP units may be earned based on our absolute TRS and one-third of the LTIP units may be earned based on our relative TRS compared to Index Companies. The table below reflects the minimum and maximum thresholds for both the absolute TRS and relative TRS components:

| Absolute TRS | Percentage of Absolute TRS LTIP Units Earned (two-thirds of total) | Relative TRS | Percentage of Relative TRS LTIP Units Earned (one-third of total) |
|---|---|---|---|
| Less than 25% | 0% | Below 50th percentile | 0% |
| 25% | 37.5% | 50th percentile | 37.5% |
| 50% or higher | 100% | 75th percentile or greater | 100% |

The number of LTIP units that are earned if performance is above the minimum thresholds, but below the maximum hurdles, will be determined based on linear interpolation between the percentages earned at the minimum and maximum thresholds.

In the event our performance reaches the maximum absolute TRS or relative TRS hurdle before the end of the three-year performance period, a pro-rata portion of the maximum award may be earned. For each component, if our performance reaches the maximum threshold during the second half of the performance period, participants will earn one-third of the maximum award. If our performance reaches the maximum threshold during the third year of the performance period for a component, participants will earn up to two-thirds of the maximum award that may be earned for that component. Except in the event of a change in control, no awards may be earned during the first half of the performance period and, with respect to the last one-third of the maximum award, no awards may be earned prior to the end of the performance period.

Awards may be earned upon a change in control as follows, but any such awards remain subject to vesting based on continued employment, as set forth above, with acceleration only occurring for a named executive officer in the event of a termination of the executive's employment by us without cause or by the executive for good reason. In the event of a change in control during the first year of the performance period, participants will earn, for each component, the greater of (i) a prorated award based on the attainment of prorated performance hurdles or (ii) a non-prorated award based on attainment of the full, non-prorated performance hurdles, in each case, using the change in control as the end of the performance period. In the event a change in control occurs after the first year of the performance period, awards will be earned for each component based upon the attainment of prorated performance hurdles using the change in control as the end of the performance period.

The awards made to our named executive officers under our 2014 Outperformance Plan also provide that if that executive's employment is terminated by us without cause or by the executive officer for good reason, then the executive officer is treated under our 2014 Outperformance Plan as if he had remained employed by us for 12 months after the date of his termination. If the executive officer's employment terminates due to death or disability, then such termination will be treated in the same manner, for that award recipient, as if a change in control occurred on the date of such termination; provided that any LTIP units earned in connection with death or disability will vest in full as of the date on which they are earned.

Distributions are not payable unless and until awards are earned. If awards are earned under our 2014 Outperformance Plan, each participant will then be entitled to the distributions that would have been paid had the number of earned LTIP units been earned at the beginning of the performance period. Those distributions will be paid in cash or additional LTIP units as determined by the Committee. Thereafter, distributions will be paid currently with respect to all earned LTIP units, whether vested or unvested.

The following awards under our 2014 Outperformance Plan have been made pursuant to which our named executive officers have the opportunity to earn the following LTIP units:

| Executive | Award Opportunity (# of LTIP Units)[1] | | Hypothetical Earning Based on Annualized Results through 12/31/2016[2] |
| | Threshold | Maximum | |
| --- | --- | --- | --- |
| Marc Holliday | 43,208 | 115,222 | 0 |
| Stephen L. Green | 14,045 | 37,455 | 0 |
| Andrew Mathias | 30,500 | 81,333 | 0 |
| Matthew J. DiLiberto | 6,621 | 17,657 | 0 |
| Andrew S. Levine | 7,725 | 20,600 | 0 |

> Robust hurdles demonstrate strong pay for performance alignment. We would need to achieve TRS of **10.5%** and **35.5%** from February 1, 2017 through August 31, 2017 in order for executives to earn the threshold and maximum absolute TRS amounts, respectively, under our 2014 Outperformance Plan.

(1)	Based on awards granted to date, for Messrs. Holliday, Green, Mathias and Levine, approximately 83.3% of the LTIP units may be earned based on our absolute TRS performance and approximately 16.7% of the LTIP units may be earned based on our relative TRS performance. For Mr. DiLiberto, approximately 66.7% of the LTIP units may be earned based on our absolute TRS performance and approximately 33.3% may be earned based on our relative TRS performance.

(2)	Represents LTIP units that would have been earned based on our performance from the start of the performance period through December 31, 2016.

Pursuant to our employment agreements with Messrs. Holliday and Mathias, we agreed to allocate at least 22.67% and 16.00%, respectively, of the total awards under our 2014 Outperformance Plan to these executives. To date, we have allocated 18.9% and 13.3% to Messrs. Holliday and Mathias, respectively, of the total awards under our 2014 Outperformance Plan to which they are entitled, representing the full allocation of LTIP units that each may earn based on our absolute TRS performance and one-half of the allocation of LTIP units that each may earn based on our relative TRS performance.

**Employment Agreement Awards**

The second main component of our long-term equity incentive award program is equity awards granted for retention purposes or in connection with new or extended employment agreements. We typically enter into employment agreements with each of our named executive officers, other than Mr. Green, that have terms of three or four years. In connection with these agreements, we typically grant one or more types of equity awards to our named executive officers that have vesting periods aligned with the terms of these agreements. Vesting of these awards has been based on continued employment and, for a majority of these awards, the achievement of performance hurdles.

In connection with our employment agreements with our named executive officers, we granted equity awards to Messrs. Mathias, DiLiberto and Levine on the effective date of each such agreement. In addition, our employment agreements with Messrs. Holliday and Mathias provided for the granting of the stock options and LTIP units noted in the table below, which, collectively for each of Mr. Holliday and Mr. Mathias, are scheduled to vest over the three-year term of the agreement. These long-term equity incentive awards were not granted at the time these agreements were entered into. Instead, these agreements provided that the executives would be entitled to terminate their employment with us and receive severance payments and benefits if we did not make these grants on or before their scheduled vesting dates. These provisions were included instead of making long-term grants at the time the agreement was entered into, in part, to avoid the distortion in measuring annual compensation that otherwise might have occurred if these grants were all made in the year in which we entered into the agreements. Regardless of the ultimate grant dates, for purposes of evaluating our executive compensation, we believe these awards should be viewed collectively as long-term equity awards vesting over the three-year terms of these agreements (as opposed to three separate awards subject to short-term vesting), which is consistent with how the Committee viewed, and approved of, these awards.

The table below indicates the terms of the employments agreements with Messrs. Holliday, Mathias, DiLiberto and Levine that were in effect as of January 1, 2016 and summarizes the terms and grant dates of the long-term equity incentive awards made, or to be made, to our named executive officers pursuant to these employment agreements.

Messrs. Holliday and Mathias had amended their employment agreements in 2014 such that 100% of the future LTIP unit awards granted under these employment agreements were subject to performance-based vesting hurdles, with restructured hurdles that are more difficult to achieve than those originally established, as set forth in the table below.

### MARC HOLLIDAY (JANUARY 18, 2013 – JANUARY 17, 2016)

| | Equity Award | # of Shares/Units | Grant Date | Description[1] |
|---|---|---|---|---|
| | Stock options | 200,000 | 2013 | One-third vesting on 1/17/14, 1/17/15 and 1/17/16; 50% expires 5 years after grant; 50% expires 10 years after grant |
| Three-Year vesting | Performance-based and time-based LTIP units | 87,870 | 2014 | Vesting 1/17/14; 60% subject to performance-based vesting contingent upon achievement of either 7% increase in FFO, 7% TRS or TRS in the top 40% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2013); two-year post-vesting no-sale |
| | Performance-based LTIP units | 87,870 | 2015 | Vesting 1/17/15 and 1/17/16, respectively; vesting contingent upon achievement of either 8% increase in FFO, 8% TRS or TRS in the top 35% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2013); two-year post-vesting no-sale |
| | Performance-based LTIP units | 87,870 | 2016 | |

### ANDREW MATHIAS (JANUARY 1, 2014 – DECEMBER 31, 2016)[2]

| | Equity Award | # of Shares/Units | Grant Date | Description[1] |
|---|---|---|---|---|
| | Stock options | 130,000 | 2013 | One-third vesting on 12/31/14, 12/31/15 and 12/31/16; 50% expires 5 years after grant; 50% expires 10 years after grant |
| Three-Year vesting | Performance-based and time-based LTIP units | 58,666 | 2014 | Vesting 12/31/14; 60% subject to performance-based vesting contingent upon achievement of either 7% increase in FFO, 7% TRS or TRS in the top 40% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2014); two-year post-vesting no-sale |
| | Performance-based LTIP units | 58,667 | 2015 | Vesting 12/31/15 and 12/31/16, respectively; vesting contingent upon achievement of either 8% increase in FFO, 8% TRS or TRS in the top 35% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2014); two-year post-vesting no-sale |
| | Performance-based LTIP units | 58,667 | 2016 | |

### MATTHEW J. DILIBERTO (JANUARY 1, 2015 – JANUARY 1, 2018)

| Equity Award | # of Shares/Units | Grant Date | Description[1] |
|---|---|---|---|
| Time-based LTIP units | 13,000 | 2014 | 6,000 LTIP units vesting 1/1/16 and 3,500 LTIP units vesting on each of 1/1/17 and 1/1/18 |
| Performance-based LTIP units | 7,000 | 2014 | One-half vesting on each of 1/1/17 and 1/1/18; vesting contingent upon achievement of either 8% increase in FFO, 8% TRS or TRS in the top 35% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2015) |

### ANDREW S. LEVINE (JANUARY 1, 2016 – JANUARY 1, 2019)

| Equity Award | # of Shares/ Units | Grant Date | Description[1] |
|---|---|---|---|
| Time-based LTIP units | 18,000 | 2016 | One-third vesting on 1/1/17, 1/1/18 and 1/1/19 |
| Performance-based LTIP units | 18,000 | 2016 | One-third vesting on 1/1/17, 1/1/18 and 1/1/19 contingent on achievement of performance hurdle; from 50-100% vesting based on achievement of either annual FFO growth or TRS of 5-8% per year or TRS in the top 35-50% of the MSCI US REIT Index, respectively, for the prior year (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term); no vesting unless the 50% threshold performance criteria described above is met |

(1) Performance-based LTIP units not earned in one year will vest on a subsequent vesting date occurring during the term of employment if the performance hurdle is met based on cumulative performance through a subsequent calendar quarter (for awards granted to Messrs. Holliday, Mathias and Levine) or year (for awards granted to Mr. DiLiberto) occurring prior to such vesting date.

(2) Excludes additional allocations of awards under our outperformance plans that were made to Mr. Mathias in connection with his employment agreement.

In 2016, we entered into a new employment agreement with Mr. Holliday following the expiration of his prior employment agreements. The structure of Mr. Holliday's new employment agreement was similar to his prior employment agreement in that the long-term equity incentive awards to be made to Mr. Holliday were not granted at the time this agreement was entered into and, instead, these agreements provided that Mr. Holliday would be entitled to terminate his employment with us and receive severance payments and benefits if we did not make these grants on or before their scheduled vesting dates. However, unlike Mr. Holliday's prior agreement, he is no longer entitled to receive ungranted performance-based LTIP units upon a termination for good reason or without cause, except where such termination also occurs in connection with a change in control. The table below indicates the terms of these employment agreements and summarizes the terms and grant dates of the long-term equity incentive awards made, or to be made, to Mr. Holliday pursuant to this employment agreement.

### MARC HOLLIDAY (JANUARY 18, 2016 – JANUARY 17, 2019)

| Equity Award | # of Shares/Units | Grant Date | Description[1] |
|---|---|---|---|
| Stock options / Class O LTIP units | 105,000 | 2016 | Vesting one-year after grant date, which grant is to occur on or before 7/1/16; 50% expires 5 years after grant; 50% expires 10 years after grant |
| Stock options / Class O LTIP units | 105,000 | 2017 | Vesting one-year after grant date, which grant is to occur one year after the 2016 grant; 50% expires 5 years after grant; 50% expires 10 years after grant |
| Performance-based LTIP units | 76,980 | 2017 | Vesting 1/17/17, 1/17/18 and 1/17/19, respectively, contingent on achievement of performance hurdle; from 50-100% vesting based on achievement of either annual FFO growth or TRS of 5-8% per year or TRS in the top 35-50% of the MSCI US REIT Index, respectively, for the prior year (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term); no vesting unless the 50% threshold performance criteria described above is met; two-year post-vesting no-sale |
| Performance-based LTIP units | 61,584 | 2018 | |
| Performance-based LTIP units | 61,584 | 2019 | |

(1) Performance-based LTIP units not earned in one year will vest on a subsequent vesting date occurring during the term of employment if the performance hurdle is met based on cumulative performance through a subsequent calendar quarter occurring prior to such vesting date.

Also in 2016, we entered into an amendment to our employment agreement with Mr. Mathias in connection with the one-year renewal of his employment agreement pursuant to its terms. In satisfaction of our obligations under the employment agreement amendment, we granted 54,545 LTIP units to Mr. Mathias on January 10, 2017, which LTIP units are scheduled to vest on December 31, 2017, subject to continued employment through such date. Once vested, the LTIP units will be subject to a two-year post-vesting no-sale restriction. Had we not made such grant to Mr. Mathias on or before January 31, 2017, and had Mr. Mathias subsequently opted to terminate his employment on or before February 28, 2017, then certain non-competition provisions of the employment agreement would have ceased to apply as of the effective date of termination.

We also entered into a new employment agreement with Mr. Levine, effective January 1, 2016, which is summarized above.

## Other Compensation Policies and Information

### How We Determine Executive Compensation

The Committee determines compensation for our named executive officers and is comprised of three of our independent directors, John H. Alschuler (Chairman), Edwin Thomas Burton, III and John S. Levy.

### Independent Compensation Consultant/Compensation Process

The Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide the Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. Gressle & McGinley LLC does not provide any additional services to the Committee and does not provide any services to the Company other than to the Committee. Its sole role is as an independent consulting firm to advise the Committee with respect to the compensation of our named executive officers. The ultimate determination of total compensation and the elements that comprise that total compensation is made solely by the Committee.

With respect to our named executive officers, the Committee solicits recommendations from our Chief Executive Officer regarding total compensation, the allocation of this compensation among base salary, annual bonus amounts and other long-term incentive compensation, as well as the portion of overall compensation to be provided in cash or equity. Our Chairman also advises the Committee on these matters as they pertain to the compensation of our Chief Executive Officer. FTI Consulting, Inc., or FTI Consulting, is retained by our management as a general business advisor and provides services to the Company in a number of areas, including compensation. FTI Consulting, which has relationships with certain officers of the Company, provides market data to our Chief Executive Officer and Chairman, which they review when considering their compensation recommendations. The recommendations with respect to compensation are formulated by our Chief Executive Officer and Chairman and are communicated to the Committee by them. The Committee is also provided with the market data compiled by FTI Consulting and its recommendations with respect to the compensation of our named executive officers. The other named executive officers do not play a role in determining their own compensation, other than discussing their performance with our Chief Executive Officer.

All final determinations of compensation for our named executive officers are made solely by the Committee.

The Committee meets during the year to evaluate executive performance, to monitor market conditions in light of our goals and objectives, to solicit input from our independent compensation consultant on market practices, including peer group pay practices and new developments, and to review our executive compensation practices. As part of these meetings, in formulation of its executive compensation policies and practices for 2016, the Committee reviewed then-existing policies of certain of our institutional investors, Institutional Shareholder Services, Inc., or ISS, Glass Lewis & Co LLC and other governance groups, as well as feedback provided by such groups in prior year proxy research reports. The Committee is currently engaged with stockholders, as discussed above, and annually reviews our executive compensation policies and practices to ensure that such policies are in line with current market practices and stockholders' best interests. The Committee makes regular reports to the Board.

### Peer Group Benchmarking

In 2016, as in prior years, the Committee reviewed various peer compensation information in connection with its compensation decisions, primarily focused on the chief executive officer's compensation. The Committee did not use this peer information to target a particular percentile for our Chief Executive Officer's total compensation for 2016, but rather used this information to confirm that our Chief Executive Officer's total compensation for 2016 was within an appropriate range of the total compensation received by the chief executive officers of these peers, considering relative size and performance. With respect to size, we ranked above the median of these peers with respect to common equity market capitalization and total revenue.

The Committee reviewed 2015 total compensation information for the chief executive officers of a New York City traditional REIT peer group. The Committee utilized a New York City-based peer group given the unique characteristics of the New York City real estate marketplace in which we conduct substantially all of our business, which is one of the most competitive in the world from both a business and compensation perspective. The following companies were included in the New York City traditional REIT peer group that the Committee reviewed:

#### NYC Traditional REIT Peer Group
- Alexandria Real Estate Equities, Inc.
- Boston Properties, Inc.
- Brookfield Asset Management, Inc.
- General Growth Properties, Inc.
- iStar Financial
- Kennedy-Wilson Holdings, Inc.
- Ladder Capital Corp.
- NorthStar Asset Management Group Inc.
- Paramount Group, Inc.
- Vornado Realty Trust

Our direct New York City competitors, both in terms of real estate business and talent, are not limited to other public REITs doing business in New York City. Rather, the Committee also views our competitors as consisting of top performing hedge funds, international investors, large private firms and others that may have equal or greater financial resources, including access to cost-efficient capital. The Committee believes that the top real estate principals of these non-REIT companies typically receive substantially higher compensation than chief executive officers of public REITs.

However, based on feedback from our stockholders, we removed all New York City-based asset managers from our peer group beginning in 2015 and now review compensation based on our New York City traditional REIT peer group and a national office REIT index. For 2016, we added Kennedy-Wilson Holdings, Inc. and Paramount Group, Inc. to our New York City traditional REIT peer group.

### Analysis of Risk Associated with Our Executive Compensation Plans

In setting compensation, we also consider the risks to our stockholders and to achievement of our goals that may be inherent in the executive compensation program. We concluded that it is not reasonably likely that our compensation policies and practices will have a material adverse effect on us.

Although a significant portion of our executive's compensation is performance-based and "at-risk," we believe our executive compensation programs are appropriately structured and do not pose a material risk to the Company. We considered the following elements of our executive compensation plans and policies when evaluating whether such plans and policies encourage our executives to take unreasonable risks:

- We evaluate performance based upon the achievement of a variety of business objectives and goals including, by way of example, FFO growth, occupancy and leasing rates, TRS performance (both on an absolute and relative basis), real estate investment activity, the strength of our credit profile, and capital markets executions that we believe correlate to long-term creation of stockholder value and that are affected by management decisions;

- We adopted a balanced approach to equity compensation that incorporates the use of various equity-based compensation vehicles. By utilizing a balanced equity compensation mix comprised of several different types of equity-based compensation vehicles, including full value equity awards that retain value even in a depressed market, we lessen the likelihood that executives will take unreasonable risks to keep their equity awards "in-the-money," as may be the case with equity compensation programs that rely solely on leveraged market-based equity compensation vehicles such as stock options;

- We provide a significant portion of incentive compensation in the form of Long-Term Incentive Awards, such as awards that may be earned under our 2014 Outperformance Plan. The amounts that ultimately may be earned under this program are tied to how we perform over a three-year period, which focuses management on sustaining our long-term performance;

- We structure payouts under our performance-based awards based on achieving a minimum level of performance, so that some compensation is awarded at levels below full target achievement rather than an "all-or-nothing" approach;

- We consider non-financial and other qualitative performance factors in determining actual compensation payouts;

- We provide a significant portion of each executive's annual compensation in the form of equity-based compensation, which results in our executives having built sizable holdings of equity in the Company. We note that executives are required to maintain sizable holdings of equity in the Company under the terms of our stock ownership guidelines, which aligns an appropriate portion of their personal wealth to our long-term performance; and

- We adopted a policy for recoupment of incentive payments made to our executives, including our named executive officers, if payment was based on having met or exceeded performance expectations during a period of fraudulent activity for which the executive is responsible.

In conclusion, our executive compensation program is structured so that (i) we avoid the type of disproportionately large short-term incentives that could encourage executives to take risks that may not be in our long-term interests, (ii) we provide incentives to manage the Company for long-term performance, (iii) we have adopted a policy for recoupment of incentive payments under certain circumstances and (iv) a significant amount of the wealth of our executives is tied to our long-term success. We believe this combination of factors encourages our executives to manage the Company in a prudent manner.

### Perquisites and Other Personal Benefits

We do not provide significant perquisites or personal benefits to our named executive officers, except that we reimburse our Chairman for costs associated with an automobile he leases for personal use and provide leased automobiles for our Chief Executive Officer and President. Additionally, we provide our Chairman with a full-time driver and our Chief Executive Officer receives certain insurance benefits. The costs of these benefits constitute only a small percentage of the applicable executive's compensation.

### Employment Agreements

As noted above, we have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with certain qualified terminations. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. For each of our executives, we believe that, because the severance level is negotiated up front, it makes it easier for us to terminate these executives without the need for protracted negotiations over severance. We also believe that providing pre-negotiated severance benefits for all of our executives in the event they are terminated without cause or terminate their employment for good reason following a change in control helps to further align the interests of our executives and our stockholders in the event of a potentially attractive proposed change in control transaction following which one or more of our executives may be expected to be terminated. See "Executive Compensation—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" for a summary of the employment agreements with our named executive officers.

### Clawback Policy

The Board adopted a clawback policy under which any incentive payments made to a named executive officer on the basis of having met or exceeded performance targets during a period of fraudulent activity for which such executive is found personally responsible may be recouped by the Company.

### Anti-hedging Policy

The Board has adopted a policy prohibiting all of our executive officers and directors from engaging in hedging transactions with respect to our securities. Pursuant to this policy, our executive officers and directors may not engage in hedging transactions with respect to our securities (including, without limitation, partnership interests in our operating partnership) through puts, calls, covered calls, synthetic purchases, collars, other derivative securities of the Company or otherwise at any time. Prior to the adoption of this policy, none of our executive officers or directors were engaging in any hedging transactions with respect to our securities, and this policy was adopted to formally reflect the practices that our executive officers and directors had already been observing.

### Other Matters

*Tax Treatment*. The Committee reviews and considers the tax efficiency of executive compensation as part of its decision-making process. Section 162(m) of the IRC generally limits the deductibility of compensation over $1 million to a corporation's named executive officers. We are a real estate investment trust and therefore generally do not pay income taxes. In addition, our named executive officers provide most of their services to our operating partnership. We received a private letter ruling from the Internal Revenue Service to the effect that the deduction limitation of Section 162(m) does not apply with respect to

compensation to our named executive officers for services rendered to our operating partnership. As a result, the amounts and form of compensation that we provide to our named executive officers is not materially impacted by Section 162(m) of the IRC.

*LTIP units and Class O LTIP units*. Under our 2014 Outperformance Plan, in lieu of issuing shares of restricted stock, we issued a separate class of units of limited partnership interest in our operating partnership, which we refer to as LTIP units. We also used LTIP units for the equity bonuses that we granted to our named executive officers for 2016 and as equity awards granted in connection with new or extended employment agreements or the provisions of such agreements. LTIP units are similar to common units in our operating partnership, which generally are economically equivalent to shares of our common stock, except that the LTIP units are structured as "profits interests" for U.S. federal income tax purposes under current federal income tax law. As profits interests, LTIP units generally only have value, other than with respect to the right to receive distributions, if the value of the assets of our operating partnership increases between the issuance of LTIP units and the date of a book-up event for partnership tax purposes. If the value of the assets of our operating partnership increases sufficiently, the LTIP units can achieve full parity with common units in our operating partnership. If such parity is achieved, LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our common stock. LTIP units are not entitled to distributions prior to being earned based on achievement against the performance-based hurdles contained in these plans. Once earned, these LTIP units, whether vested or unvested, entitle the holder to receive distributions per unit from our operating partnership that are equivalent to the dividends paid per share on our common stock.

In addition to the LTIP units described above that we issued in lieu of shares of restricted stock, we also have issued another class of units of limited partnership interest in our operating partnership that are intended to be similar to stock options from an economic perspective, which we refer to as Class O LTIP units. Class O LTIP units are also intended to qualify as "profits interests" for U.S. federal income tax purposes. During 2016, we used Class O LTIP units as equity awards granted in connection with new or extended employment agreements or the provisions of such agreements, and we also used Class O LTIP units for annual bonuses that we granted to certain of our named executive officers in 2017 for 2016 performance.

Like stock options, Class O LTIP units operate in a manner that generally permits holders to realize the benefit of any increase in the per share value of our common stock above the value at the time the Class O LTIP units are granted. At the time of the grant of Class O LTIP units, the operating partnership establishes a conversion threshold, the vesting terms and the mandatory conversion date, if any, for the Class O LTIP units. The conversion threshold corresponds to the exercise price of a stock option while the mandatory conversion date corresponds to the expiration date of a stock option. Similar to the exercise price for stock options, the conversion threshold will equal the per unit value of the common units of our operating partnership on the grant date. Class O LTIP units will receive 10% distributions relating to periods between grant and vesting upon vesting, and will receive 10% distributions from vesting to their conversion as opposed to holders of non-qualified stock options who will not receive any distributions relating to periods between grant and exercise.

Once Class O LTIP units have vested, they may be converted into common units of our operating partnership by the holder at any time prior to their mandatory conversion date in a manner that is similar to a net exercise of stock options. Upon exercise of this conversion right, the Class O LTIP units will convert into a number of common units of the operating partnership that have an aggregate value equal to the aggregate spread of the Class O LTIP units that are converted. The "spread" for each Class O LTIP unit will equal the excess, if any, of the value of our operating partnership's assets per common unit on the conversion date above the per unit value at the time the Class O LTIP unit was granted (i.e., the conversion threshold). Any Class O LTIP units that have not been voluntarily converted prior to the mandatory conversion date established at the time the Class O LTIP units were granted will automatically convert into common units on such mandatory conversion date, or be forfeited if the value of our operating partnership's assets per common unit is less than the conversion threshold for the Class O LTIP units.

LTIP units and Class O LTIP units are intended to offer executives substantially the same long-term incentive as shares of restricted stock and stock options, respectively, with more favorable U.S. federal income tax treatment available for "profits interests" under current federal income tax law. More specifically, one key disadvantage of restricted stock is that executives are generally taxed on the full market value of a grant at the time of vesting, even if they choose to hold the stock. Similarly, holders of non-qualified stock options are taxed upon exercise. Conversely, under current federal income tax law, an executive would generally not be subject to tax at the time of issuance or vesting of an LTIP unit or Class O LTIP unit or conversion into common units but only when he or she chooses to liquidate the common units into which his or her LTIP units or Class O LTIP units convert. Therefore, an executive who wishes to hold his or her equity awards for the long term can generally do so in a more tax-efficient manner with LTIP units or Class O LTIP units. In light of the increased tax efficiency, we have chosen to use LTIP units and Class O LTIP units for grants to our executives. We believe that the use of LTIP units and Class O LTIP units has (i) enhanced our equity-based compensation package overall, (ii) advanced the goal of promoting long-term equity ownership by executives, (iii) not adversely impacted dilution as compared to restricted stock, and (iv) further aligned the interests of our executives with the interests of our stockholders. We also believe that these benefits outweigh the loss of the U.S. federal income tax business-expense deduction from the utilization of LTIP units or Class O LTIP units, as compared to restricted stock or stock options.

# Executive Compensation Tables

## Summary Compensation Table

The following table sets forth information regarding the compensation paid to the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2016 fiscal year and each of our three most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2016, or collectively, the "named executive officers."

| Name And Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards[1] ($) | Option Awards[2] ($) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation[3] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Marc Holliday Chief Executive Officer | 2016 | $ 1,350,000 | — | $ 11,285,597 | $ 2,173,500 | $ 2,473,125 | $ 44,149 | $ 17,326,371 |
| | 2015 | $ 1,050,000 | $ 787,500 | $ 19,159,050 | — | $ 2,008,125 | $ 43,074 | $ 23,047,749 |
| | 2014 | $ 1,050,000 | — | $ 14,160,346 | — | $ 1,102,500 | $ 41,215 | $ 16,354,061 |
| Stephen L. Green Chairman of the Board | 2016 | $ 750,000 | — | $ 1,933,688 | — | $ 1,161,718 | $ 179,800 | $ 4,025,206 |
| | 2015 | $ 750,000 | $ 468,750 | $ 3,962,493 | — | $ 1,202,343 | $ 170,490 | $ 6,554,076 |
| | 2014 | $ 750,000 | — | $ 4,468,371 | — | — | $ 173,992 | $ 5,392,363 |
| Andrew Mathias President | 2016 | $ 800,000 | — | $ 9,120,896 | — | $ 1,239,166 | $ 38,823 | $ 11,198,885 |
| | 2015 | $ 800,000 | $ 500,000 | $ 13,436,852 | — | $ 1,282,500 | $ 26,790 | $ 16,046,132 |
| | 2014 | $ 800,000 | — | $ 10,188,264 | — | — | $ 7,800 | $ 10,996,064 |
| Matthew J. DiLiberto Chief Financial Officer | 2016 | $ 400,000 | $ 1,400,000 | — | — | — | $ 7,950 | $ 1,807,950 |
| | 2015 | $ 400,000 | $ 1,400,000 | — | — | — | $ 7,950 | $ 1,807,950 |
| Andrew S. Levine Chief Legal Officer and General Counsel | 2016 | $ 550,000 | — | $ 3,709,007 | — | — | $ 7,950 | $ 4,266,957 |
| | 2015 | $ 500,000 | — | $ 873,342 | — | — | $ 7,950 | $ 1,381,292 |
| | 2014 | $ 490,000 | — | $ 2,033,308 | — | — | $ 7,800 | $ 2,531,108 |

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of stock awards issued to the executives in 2016, 2015 and 2014, respectively. In accordance with SEC disclosure requirements, the amounts for 2015 and 2014 include the full grant date fair value of the executives' allocations in our 2014 Outperformance Plan and our 2011 Outperformance Plan granted during such years. The grant date fair value of such awards is computed in accordance with ASC 718, "Compensation-Stock Compensation," or ASC 718, by the use of Monte Carlo simulation models that consider the probable outcomes of the market-based performance conditions governing such awards. For the awards granted under our 2014 Outperformance Plan during 2015, the Monte Carlo simulation model used an assumed stock price volatility level of 21.0% on our common stock and a risk-free interest rate of 0.88%. For the awards granted under our 2011 Outperformance Plan during 2014, the Monte Carlo simulation model used an assumed stock price volatility level of 19.0% on our common stock and a risk-free interest rate of 0.08%. The actual value of awards with respect to (i) our 2014 Outperformance Plan will be contingent upon our attainment of absolute and relative stockholder return metrics over a three-year measurement period ending August 31, 2017 and (ii) our 2011 Outperformance Plan was contingent upon the attainment of stockholder return targets over a three-year measurement period that ended August 31, 2014.

(2) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of Class O LTIP units as computed in accordance with ASC 718 by the use of the Black-Scholes option pricing model. For Class O LTIP units granted during 2016 with a mandatory conversion date that is 5 years after the date of grant, the Black-Scholes simulation model assumed volatility of 23%, an annual dividend yield of 2.3%, a risk free interest rate of 0.89% and an expected term of 3 years. For Class O LTIP units granted during 2016 with a mandatory conversion date that is 10 years after the date of grant, the Black-Scholes simulation model assumed volatility of 35%, an annual dividend yield of 2.3%, a risk free interest rate of 1.26% and an expected term of 5.5 years.

(3) The table and footnotes below show the components of this column for 2016, which include certain perquisites such as Company 401(k) matching contributions.

| Name | Year | All Other Compensation ($) |
|---|---|---|
| Marc Holliday | 2016 | $ 44,149[(a)] |
| Stephen L. Green | 2016 | $ 179,800[(b)] |
| Andrew Mathias | 2016 | $ 38,823[(c)] |
| Matthew J. DiLiberto | 2016 | $ 7,950[(d)] |
| Andrew S. Levine | 2016 | $ 7,950[(d)] |

(a) Represents (i) the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($7,950), (ii) leased car payments ($22,987) and (iii) life insurance premiums ($13,212). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(b) Represents leased car ($36,273) and full-time driver payments ($143,527). Mr. Green is the only officer in the Company provided with a full-time driver and it is the Company's policy to not provide such perquisite to any officer other than Mr. Green.

(c) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($7,950) and leased car payments ($30,873). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(d) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($7,950). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

## 2016 Grants of Plan-Based Awards

The following table sets forth certain information with respect to each grant of an award made to a named executive officer in the fiscal year ended December 31, 2016.

| Name | Grant Date | Approval Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Closing Market Price ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | | |
| Marc Holliday | 01/12/2016 | 01/12/2016 | — | — | — | — | — | — | 40,153[(1)] | — | — | | $ 3,363,537 |
| | 01/12/2016 | 01/12/2016 | — | — | — | — | — | — | 87,870[(2)] | — | — | | $ 7,238,379 |
| | 02/10/2016 | 02/10/2016 | — | — | — | — | — | — | 8,265[(3)] | — | — | | $ 683,681 |
| | 06/17/2016 | 06/17/2016 | — | — | — | — | — | — | — | 52,500[(4)] | $ 99.86 | $ 100.32 | $ 717,675 |
| | 06/17/2016 | 06/17/2016 | — | — | — | — | — | — | — | 52,500[(4)] | $ 99.86 | $ 100.32 | $ 1,455,825 |
| | N/A | N/A | $ 1,350,000[(9)] | $ 2,700,000[(9)] | $ 4,050,000[(9)] | — | — | — | — | — | — | | — |
| Stephen L. Green | 01/01/2016 | 12/09/2009 | — | — | — | — | — | — | 1,333[(5)] | — | — | | $ 150,602 |
| | 01/12/2016 | 01/12/2016 | — | — | — | — | — | — | 21,286[(1)] | — | — | | $ 1,783,086 |
| | N/A | N/A | $ 750,000[(9)] | $ 1,312,500[(9)] | $ 1,875,000[(9)] | — | — | — | — | — | — | | — |
| Andrew Mathias | 01/01/2016 | 11/08/2013 | — | — | — | — | — | — | 4,443[(5)] | — | — | | $ 501,970 |
| | 01/12/2016 | 01/12/2016 | — | — | — | — | — | — | 30,728[(1)] | — | — | | $ 2,574,023 |
| | 01/12/2016 | 01/12/2016 | — | — | — | — | 58,667[(6)] | 58,667[(6)] | — | — | — | | $ 5,134,800 |
| | 06/17/2016 | 06/17/2016 | — | — | — | — | — | — | 11,340[(1)] | — | — | | $ 910,103 |
| | N/A | N/A | $ 800,000[(9)] | $ 1,400,000[(9)] | $ 2,000,000[(9)] | — | — | — | — | — | — | | — |
| Matthew J. DiLiberto | — | — | — | — | — | — | — | — | — | — | — | | — |
| Andrew S. Levine | 01/12/2016 | 01/12/2016 | — | — | — | — | — | — | 10,505[(1)] | — | — | | $ 879,983 |
| | 02/10/2016 | 02/10/2016 | — | — | — | 9,000[(7)] | 13,500[(7)] | 18,000[(7)] | — | — | — | | $ 1,340,064 |
| | 02/10/2016 | 02/10/2016 | — | — | — | — | — | — | 18,000[(8)] | — | — | | $ 1,488,960 |

(1) This grant of LTIP units vested immediately upon grant, but remains subject to a two-year restriction on transfer from the date of grant.

(2) This grant of LTIP units was awarded in connection with Mr. Holliday's employment agreement and was to be subject to vesting based on the achievement of any of the following financial performance goals during 2015 (or on a cumulative basis beginning with 2013 through the end of 2015) and continued employment through January 17th of the year following the year as of which the financial performance goals are achieved: (i) 8% or greater increase in FFO on a per-share basis, (ii) 8% or greater TRS or (iii) TRS or percentage increase in FFO per share in the top 35% of a peer group of companies determined each year by our Compensation Committee. This grant is presented in the "All Other Stock Awards: Number of Shares of Stock or Units" column instead of the "Estimated Future

Payouts Under Equity Incentive Plan Award" column, because the grant occurred after performance-based vesting was achieved. Once vested, these LTIP units remain subject to a restriction on transfer until the earlier of two years after vesting, termination of employment or a change in control.

(3) This grant of notional stock units was subject to vesting based on continued employment through January 17, 2017. Each stock unit represents the contingent right to receive the value of one share of our common stock in accordance with the terms of a deferred compensation agreement.

(4) These grants of Class O LTIP units were awarded in connection with the extension of Mr. Holliday's employment. These grants reflect an award of 52,500 Class O LTIP units with a mandatory conversion date that is 5 years after the date of grant and an award of 52,500 Class O LTIP units that expire 10 years after the date of grant, each of which vests on June 17, 2017. These grants are presented in the "All Other Option Awards: Number of Securities Underlying Options" column, because Class O LTIP units are economically similar to stock options. The conversion threshold for the Class O LTIP units, which is equivalent to the exercise price for a stock option, was determined by reference to the fair market value under our Fourth Amended and Restated 2005 Stock Option and Incentive Plan of one share of our common stock, meaning, in this instance, the closing stock price of one share of our common stock on the NYSE on June 16, 2016, the last preceding trading date prior to the grant date. See "Compensation Discussion and Analysis—Other Compensation Policies and Information—Other Matters—LTIP units and Class O LTIP units" for a description of Class O LTIP units.

(5) This grant of notional stock units was subject to vesting based on continued employment through December 31, 2016. Each stock unit represents the contingent right to receive the value of one share of our common stock in accordance with the terms of a deferred compensation agreement.

(6) This grant of LTIP units was awarded in connection with Mr. Mathias's employment agreement and was subject to vesting based on the achievement of any of the following financial performance goals during 2016 (or on a cumulative basis beginning with 2014 through the end of 2016) and continued employment through the end of the year as of which the financial performance goals are achieved: (i) 8% or greater increase in FFO on a per-share basis, (ii) 8% or greater TRS or (iii) TRS or percentage increase in FFO per share in the top 35% of a peer group of companies determined each year by our Compensation Committee. Once vested, these LTIP units remain subject to a restriction on transfer until the earlier of two years after vesting, termination of employment or a change in control. The "Maximum (#)" column represents the maximum number of LTIP units that could be earned. The "Target (#)" column represents the number of LTIP units that would be earned if the performance goals are achieved. The LTIP units only provide for a single level of performance. Accordingly, the "Threshold(#)" subcolumn is not applicable.

(7) This grant of LTIP units was awarded in connection with Mr. Levine's employment agreement. This grant of LTIP units vests pro-rata over a three-year period on January 1, 2017, 2018 and 2019, subject to the achievement of financial performance goals and continued employment through each vesting date. In each case, from 50-100% of the LTIP units eligible to vest on each vesting date will vest based on the achievement of either (i) annual FFO growth or TRS of 5-8% per year or (ii) TRS in the top 35-50% of the MSCI US REIT Index, respectively, for the prior year (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term). None of the LTIP units will vest unless the 50% minimum performance vesting threshold is met.

(8) This grant of LTIP units was awarded in connection with Mr. Levine's employment agreement. This grant of LTIP units vests pro-rata over a three-year period on January 1, 2017, 2018 and 2019, respectively, subject to continued employment through each vesting date. Once vested, LTIP units remain subject to a two-year restriction on transfer from the date of grant.

(9) Represents cash payouts that were possible pursuant to the formulaic component of our annual cash bonus program for 2016. See "Compensation Discussion and Analysis—Annual Incentive Awards—Annual Cash Bonus Program (Top Three Named Executive Officers)" for a description of these awards.

Grants of all equity awards were made pursuant to the Fourth Amended and Restated 2005 Stock Option and Incentive Plan. LTIP units that are only subject to time-based vesting based on continued employment through a specified date (and have not been forfeited) generally entitle executives to receive cash dividends, dividend equivalents or distributions whether or not then vested. LTIP units that are subject to performance-based vesting hurdles accrue cash dividends, dividend equivalents or distributions prior to the achievement of these hurdles, and such accrued amounts are only paid to the executives if and when the performance hurdles are met.

See "Potential Payments Upon Termination or a Change in Control" below, for a discussion regarding potential acceleration of the equity awards and a description of the material terms of each named executive officer's employment agreement.

## Outstanding Equity Awards at Fiscal Year-End 2016

The following table sets forth certain information with respect to all outstanding equity awards held by each named executive officer at the fiscal year ended December 31, 2016.

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested(#)[1] | Market Value of Shares or Units of Stock That Have Not Vested[2] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights that Have Not Vested[2] |
| Marc Holliday | 100,000 | | $ 76.65 | 01/02/2018 | 13,253 | $ 1,425,360 | — | $ — |
| | 100,000 | | $ 76.65 | 01/02/2023 | — | — | 25,925[3] | $ 2,788,234 |
| | | 52,500[4] | $ 99.86 | 06/17/2021 | | | | |
| | | 52,500[4] | $ 99.86 | 06/17/2026 | | | | |
| Stephen L. Green | — | — | — | — | 2,201 | $ 236,718 | 8,427[3] | $ 906,324 |
| Andrew Mathias | 65,000 | — | $ 91.43 | 11/08/2018 | 3,781 | $ 406,647 | — | $ — |
| | 65,000 | — | $ 91.43 | 11/08/2023 | — | — | 18,300[3] | $ 1,968,165 |
| Matthew J. DiLiberto | 20,000[5] | 10,000[5] | $ 90.15 | 12/12/2018 | 11,148 | $ 1,198,967 | — | $ — |
| | — | — | — | — | — | — | 10,121[3] | $ 1,088,514 |
| Andrew S. Levine | 8,333[6] | 4,167[6] | $ 90.15 | 12/12/2018 | 24,926 | $ 2,680,791 | — | $ — |
| | 8,333[6] | 4,167[6] | $ 90.15 | 12/12/2023 | — | — | 16,635[3] | $ 1,789,094 |

(1) For each of our named executive officers, includes the following:

| Executive | Notional Stock Units[a] | LTIP Units[b] | Performance-Based Employment Agreement LTIP Units[c] | Time-Based Employment Agreement LTIP Units[d] |
|---|---|---|---|---|
| Marc Holliday | 8,265 | 4,988 | — | — |
| Stephen L. Green | — | 2,201 | — | — |
| Andrew Mathias | — | 3,781 | — | — |
| Matthew J. DiLiberto | — | 648 | 3,500 | 7,000 |
| Andrew S. Levine | — | 926 | 6,000 | 18,000 |

(a) Represents notional stock units, each of which represents the contingent right to receive the value of one share of our common stock in accordance with the terms of a deferred compensation agreement. These notional stock units vested on 01/17/2017. Vested notional stock units are settled in cash no later than 30 days following the earliest of (i) Mr. Holliday's death, (ii) the date of Mr. Holliday's separation from service with us, and (iii) the effective date of a change in control (as defined in the deferred compensation agreement).

(b) Represents LTIP units that vest on 6/30/2017 based on 2016 performance, subject to continued employment through such date.

(c) Represents LTIP units that vested on 01/01/2017 based on 2016 performance.

(d) For Mr. DiLiberto, represents LTIP units, of which one-half is scheduled to vest on 01/01/2017 and one-half is scheduled to vest on 01/01/2018, subject to continued employment through such dates. For Mr. Levine, represents 6,000 LTIP units that vested on 01/01/2017, with the remaining 12,000 LTIP units scheduled to vest one-half on 01/01/2018 and one-half on 01/01/2019, subject to continued employment through such dates.

(2) Based on a price of $107.55 per share/unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2016. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(3) Includes the following LTIP units, which represents the number of LTIP units that will be earned under the 2014 Outperformance Plan if we achieve both 25% or greater absolute TRS and relative TRS in the 50th percentile or higher during the three-year performance period under the 2014 Outperformance Plan: Mr. Holliday—25,925 LTIP units; Mr. Green—8,427 LTIP units; Mr. Mathias—18,300 LTIP units; Mr. DiLiberto—6,621 LTIP units; and Mr. Levine—4,635 LTIP units. If our absolute and relative performance for the three-year performance period applicable to these awards continues to be the same as we experienced from the beginning of the performance period through December 31, 2016, our named executive officers will not earn any LTIP units under these awards. As a result, in accordance with SEC rules, the table reflects the number of LTIP units that would be earned if the "threshold" performance goal was achieved. For Mr. DiLiberto, also includes 3,500 LTIP units that are scheduled to vest on 01/01/2018, based on the attainment of specified performance goals during the vesting period and subject to continued employment through such date. For Mr. Levine, also includes 12,000 LTIP units that are scheduled to vest one-half on 01/01/2018 and one-half on 01/01/2019, based on the attainment of specified performance goals during the vesting period and subject to continued employment through such dates.

(4) Reflects an award of 52,500 Class O LTIP units with a mandatory conversion date that is five years after the date of grant and an award of 52,500 Class O LTIP units with a mandatory conversion date that is 10 years after the date of grant, each of which is scheduled to vest on 06/17/2017, subject to continued employment through such date. Class O LTIP units are economically similar to stock options. See "Compensation Discussion and Analysis—Other Compensation Policies and Information—Other Matters—LTIP units and Class O LTIP units" for a description of Class O LTIP units.

(5) Reflects an award of 30,000 stock options that expires five years after the date of grant, of which one-third vested on 01/01/2015, one-third vested on 01/01/2016 and one-third vested on 01/01/2017.

(6) Reflects an award of 12,500 stock options that expires five years after the date of grant and an award of 12,500 stock options that expires 10 years after the date of grant, of which one one-third of each vested on 01/01/2015, one-third of each vested on 01/01/2016 and one-third of each vested on 01/01/2017.

## 2016 Option Exercises and Stock Vested

None of our named executive officers exercised any stock options during 2016. The following table sets forth certain information with respect to the vesting of stock, including restricted stock, restricted stock units, LTIP units and similar instruments for each named executive officer during the fiscal year ended December 31, 2016.

| | Stock Awards | |
| --- | --- | --- |
| Name | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting[1] ($) |
| Marc Holliday | 137,801 | $ 13,944,593 |
| Stephen L. Green | 24,820 | $ 2,569,524 |
| Andrew Mathias | 108,957 | $ 11,491,522 |
| Matthew J. DiLiberto | 6,646 | $ 746,660 |
| Andrew S. Levine | 25,430 | $ 2,761,905 |

(1) Amounts reflect the market value of the stock on the vesting date.

## 2016 Nonqualified Deferred Compensation

The following table sets forth certain information regarding non-tax qualified compensation deferred during the year ended December 31, 2016. All of the information below relates to notional stock units that we have granted to certain of our named executive officers pursuant to employment agreements we have entered into with them. Pursuant to these employment agreements, we have agreed to grant notional stock units with a specified value to certain of our named executive officers each year, which are subject to vesting based on continued employment for the following year. Once vested, these notional stock units represent a contingent right to receive the value of one share of our common stock. Under the terms of the deferred compensation agreements, each participant is also entitled to dividend equivalent rights, to be paid in cash on a current basis, equal to the amount per share of any cash dividend we declare, multiplied by the total number of notional units held by such participant as of the record date for such dividend. Vested notional stock units are settled in cash no later than 30 days following the earliest of (i) the executive's death, (ii) the date of the executive's separation from service with us and (iii) the effective date of a change in control.

| Executive | Executive Contributions in Last FY ($)[1][2] | Registrant Contributions in Last FY ($) | Aggregate Earnings in Last FY ($)[2][3] | Aggregate Withdrawals/ Distributions ($)[4] | Aggregate Balance at Last FYE ($)[2][5] |
|---|---|---|---|---|---|
| Marc Holliday | $ 479,771 | — | $ -18,809 | $ 128,735 | $ 4,140,783 |
| Stephen L. Green | $ 143,364 | — | $ -27,562 | $ 39,303 | $ 1,467,735 |
| Andrew Mathias | $ 477,845 | — | $ -46,553 | $ 79,825 | $ 2,980,963 |
| Matthew J. DiLiberto | — | — | — | — | — |
| Andrew S. Levine | — | — | — | — | — |

(1) Represents values as of the vesting dates for notional units that vested during 2016, which are reported in the 2016 Option Exercises and Stock Vested table.

(2) Awards of notional units constitute "Stock Awards" for purposes of the Summary Compensation Table, and, as a result, the full grant date fair value of these awards computed in accordance with ASC 718, as of the grant date of such awards, are included in the "Stock Awards" column of the Summary Compensation Table for the year in which they were granted. The right to receive dividend equivalents was factored into the determination of the grant date fair value, which means that the value of the dividend equivalents included in "Aggregate Earnings in Last FY" was effectively already included in the Summary Compensation Table.

(3) The amounts in this column represent the increase or decrease in value of vested notional units from December 31, 2015 through December 31, 2016, as calculated based on the closing stock price on the NYSE of one share of our common stock on December 31, 2015, or, for notional units that vested during 2016, the closing stock price on the NYSE of one share of our common stock on such vesting date, compared to the closing stock price on the NYSE of one share of our common stock on December 31, 2016, plus the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2016.

(4) Represents the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2016.

(5) Based on a per share price of $107.55, which was the closing stock price on the NYSE of one share of our common stock on December 31, 2016.

## Potential Payments Upon Termination or Change in Control

We have contractual arrangements with our named executive officers that provide for payments, acceleration of vesting or other benefits to our named executive officers upon a termination of employment in certain circumstances or upon a change in control. These include our employment agreements with our named executive officers and the terms of our 2014 Outperformance Plan, our performance-based equity awards and our stock options. The following are certain key aspects of these contractual arrangements:

- No IRC Section 280G tax gross-up provisions
- No single trigger change in control payments
- No single trigger change in control vesting acceleration
- Reasonable cash severance multiples (1x without change in control; 2x-3x with change in control)

The discussion below describes these contractual arrangements in greater detail.

### Employment Agreements

We have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with the termination of employment in certain circumstances. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. The table below summarizes the material terms of our employment agreements with our named executive officers.

| | Marc Holliday | Stephen L. Green | Andrew Mathias | Matthew J. DiLiberto | Andrew S. Levine |
|---|---|---|---|---|---|
| Term[1] | 1/18/16 - 1/17/19 | 1/1/15 - 1/1/16 | 1/1/16 - 12/31/17 | 1/1/15 - 1/1/18 | 1/1/16 - 1/1/19 |
| Annual Salary | $1.35M | $750K | $800K | $400K | $550K |
| Annual Deferred Compensation[2] | $750K | $150K | $550K | None | None |
| Guaranteed Bonus | None[3] | None | None | None | None |
| OPP Allocation | 22.67% (2014) and 24% (future) | None | 16% (2014/future) | None | None |
| Other Benefits | $10M of life insurance | $5M of life insurance | None | None | None |
| Equity Awards | See "—Compensation Discussion and Analysis—Long-Term Equity Incentive Awards—Employment Agreement Awards" for a summary of the terms relating to equity awards. | | | | |

| | Marc Holliday | Stephen L. Green | Andrew Mathias | Matthew J. DiLiberto | Andrew S. Levine |
|---|---|---|---|---|---|

**Severance Benefits**

If the executive's employment is terminated by us without Cause or by the executive for Good Reason during the term, the executive will be entitled to the following payments or benefits subject (except if such termination is in connection with a Change-in-Control) to the effectiveness of a mutual release:

| Termination without Change-in-Control | Termination with Change-in-Control[4] |
|---|---|
| • 1x average annual base salary, deferred compensation, if any, and bonus[5] | • 2x-3x average annual base salary, deferred compensation, if any, and bonus[5] |
| • Pro-rata bonus for partial year[6] | • Pro-rata bonus for partial year[6] |
| • Acceleration of all unvested equity awards (other than OPP awards) and deferred compensation, if any | • Acceleration of all unvested equity awards (other than OPP awards) and deferred compensation, if any |
| • Grant of certain employment agreement equity awards not previously granted[7] | • Grant of employment agreement awards not previously granted[7] |
| • Option exercise period extended to second January 1st following termination | • Option exercise period extended to second January 1st following termination |
| • 12 months of benefit continuation/payments | • 24 months of benefit continuation/payments |
| | • Section 280G modified cut-back[8] |

**Death/Disability**

If the executive's employment is terminated by us upon death or disability during the term, the executive will be entitled to the following payments or benefits subject (in the case of disability) to the effectiveness of a mutual release:

| Death | Disability |
|---|---|
| • Pro-rata bonus for partial year[6] | • 1x average annual base salary, deferred compensation, if any, and bonus[5] |
| • Partial acceleration of unvested equity awards (other than OPP awards) and deferred compensation, if any[9] | • Pro-rata bonus for partial year[6] |
| • Grant of certain employment agreement equity awards not previously granted[7] | • Partial acceleration of unvested equity awards (other than OPP awards) and deferred compensation, if any[9] |
| • Payments/benefits to Messrs. Holliday and Green are reduced by life insurance benefit | • Grant of certain employment agreement equity awards not previously granted[7] |
| | • 36 months of benefit continuation/payments |

**Post-Change-in-Control Salary**

For periods following a Change-in-Control, in lieu of the base salary, annual bonus, deferred compensation and OPP awards described above, each executive, while employed, will be entitled to receive salary payable in cash at a per annum rate equal to the sum of his annual base salary in effect prior to the Change-in-Control plus his annual bonus and the value of his deferred compensation contributions and his equity awards (other than those granted under outperformance plans) that vested during the most recent fiscal year prior to the Change-in-Control.

**Restrictive Covenants**

| For Messrs. Holliday, Green and Mathias, noncompetition with us for 18 months following termination (12 months if employment is terminated upon or after the scheduled expiration of the term of employment or 6 months if employment is terminated in connection with or within 18 months after a Change-in-Control). Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply. | For Messrs. DiLiberto and Levine, noncompetition with us for 12 months after termination unless employment is terminated upon non-renewal of the agreement or without Cause or for Good Reason in connection with or within 18 months after a Change-in-Control. Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply. |
|---|---|

(1) The terms automatically renew for one year (for Messrs. Green and Mathias) and six months (for Messrs. DiLiberto and Levine) unless either party provide advance written notice of non-renewal. Mr. Holliday's employment agreement does not provide for automatic renewal of the term. In the event of a Change-in-Control within 18 months of the end of the term of Mr. Holliday's agreement, Mr. Holliday may elect to extend the term until 18 months after the Change-in-Control.

(2) Annual deferred compensation contributions are made in the form of notional stock units at the beginning of the term and on each anniversary of such date during the term, subject to vesting based on continued employment for one year from the grant date, and are payable no later than 30 days following the earliest of (i) the executive's death, (ii) the date of the executive's separation from service with us and (iii) the effective date of a Change-in-Control based on the value of such stock units at that time.

(3) Mr. Holliday is eligible to participate in an annual formulaic cash bonus program pursuant to which he will be able to earn up to three times his base salary based on the achievement of specific goals established in advance by the Committee.

(4) Severance benefits in the event of a termination by us without Cause or by the executive for Good Reason in connection with or within 18 months after a Change-in-Control.

(5) Calculated based on the sum of the named executive officer's (i) average annual base salary in effect during the preceding 24 months, plus (ii) average annual cash bonuses (including any portion of the annual cash bonus paid in the form of equity awards, but excluding any annual or other equity awards made other than as payment of a cash bonus) paid for the two most recently completed fiscal years, plus (iii) average annual deferred compensation contribution, if any, during the preceding 24 months, calculated based on the cash value of the annual deferred compensation contributions as of the dates of such contributions. In connection with a Change-in-Control, Messrs. Holliday and Green are entitled to three times, Mr. Mathias is entitled to two and one-half times and Messrs. DiLiberto and Levine are entitled to two times the foregoing sum. Average deferred compensation is only applicable to Messrs. Holliday, Mathias and Green.

(6) Pro-rata bonus is for the year in which employment is terminated (and a bonus for the prior year if such bonus had not yet been determined) based on average annual cash bonus calculated in the manner described in footnote (5) above.

(7) Only applicable to Mr. Holliday. Mr. Holliday will be entitled to receive the stock options or Class O LTIP units provided for in his employment agreement, but will not be entitled to receive any other employment agreement equity awards that had not yet been granted unless his termination is in connection with or within 18 months after a Change-in-Control; provided that Mr. Holliday will not be subject to the non-competition provisions in his employment agreement if such other employment agreement equity awards are not granted.

(8) In the event that any payment or benefit constitutes an excess "parachute payment" under Section 280G of the IRC subject to an excise tax, the executive will not be entitled to a tax gross-up payment; however, the executive's payments and benefits would be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to the executive.

(9) Full acceleration of vesting of any unvested equity awards granted in lieu of cash bonuses and deferred compensation and 24 months (Messrs. Holliday and Green), 18 months (Mr. Mathias) or 12 months (Messrs. DiLiberto and Levine) of additional vesting of other outstanding equity awards (other than OPP awards).

The terms Cause, Good Reason and Change-in-Control, as used above, are specifically defined in each executive's employment agreement. The summary above is qualified in its entirety by reference to the copies of the employment agreements and the deferred compensation agreements with our named executive officers, which have been previously filed by us with the SEC, as referenced in our Form 10-K for the year ended December 31, 2016, and are incorporated herein by reference.

### Outperformance Plan Awards

The impact of a change in control or termination of employment of our named executive officers on the awards granted under our 2014 Outperformance Plan are described above under "—Compensation Discussion and Analysis— Our Executive Compensation Programs—Long-Term Equity Incentive Awards—Outperformance Plans—2014 Outperformance Plan."

### Performance-Based Equity Awards

Upon a change in control, the performance-based vesting criteria for the performance-based LTIP unit awards that we granted to our named executive officers pursuant to their employment agreements or that we granted in 2014 in recognition of our strong stock price performance during the three-year performance period under our 2011 Outperformance Plan will be determined based on performance through the date of the change in control (except for the portion of the performance-based LTIP unit awards that were to be granted as time-based LTIP unit awards to Messrs. Holliday and Mathias prior to the amendments to their then current employment

agreements in 2014, for which the performance-based vesting criteria will be deemed to have been met in the event of a change in control). Regardless of the satisfaction of the performance-based vesting criteria, these awards will remain subject to vesting based on continued employment through the originally established vesting dates. In the event of a termination by us without Cause or by an executive for Good Reason (as defined in each executive's employment agreement) in connection with or within 18 months after a change in control, all of the performance-based LTIP units will vest. Otherwise, the vesting of these performance-based LTIP units upon a termination of employment will be treated in the same manner as other equity awards under our executive's employment agreements.

### Stock Options and Class O LTIP units

Under the general terms of the 2005 Plan, the vesting of stock options and Class O LTIP units granted thereunder, including those granted to our named executive officers, will fully accelerate in the event of a termination of the recipient's employment upon death or disability. Vested stock options and Class O LTIP units generally may be exercised or converted until the earlier of (i) their stated expiration date or mandatory conversion date or (ii) subject to extension of the exercise period or conversion period pursuant to our named executive officers' employment agreements, a specified period of time after termination of employment (i.e., upon termination in the event of termination for cause, one year after termination in the event of termination due to death or disability and three months after termination in all other cases).

**Hypothetical Illustration of Payments upon Termination or Change in Control**

The following tables show the potential payments and estimated value of the benefits that our named executive officers would have been entitled to receive upon a termination of their employment by us without cause or by them for good reason or upon the death or disability as of December 31, 2016 based on the employment agreements and other contractual arrangements in effect as of that date. Our named executive officers would not have been entitled to any payments or benefits other than those already accrued in the event of a termination of their employment by us for cause or by them without good reason (including upon retirement) or a change in control without termination. The types of events constituting cause, good reason, disability and a change in control may differ in some respects among the different arrangements providing for benefits to the named executive officers; however, for consistency in presentation, the payments and estimated value of benefits have been grouped together based on these concepts without regard for any such differences.

**Marc Holliday**

| Payment/Benefit | Termination without Cause or for Good Reason | Termination w/Change in Control | Disability | Death[1] |
|---|---|---|---|---|
| Pro-Rata Bonus | $ 7,500,000 | $ 7,500,000 | $ 7,500,000 | $ 7,500,000 |
| Cash Severance | $ 9,375,000 | $ 28,125,000 | $ 9,375,000 | — |
| Stock Option / Class O LTIP Unit Vesting[2] | $ 807,450 | $ 807,450 | $ 807,450 | $ 807,450 |
| LTIP Unit/Stock Unit Vesting[3] | $ 1,425,360 | $ 1,425,360 | $ 1,425,360 | $ 1,425,360 |
| 2014 OPP[4] | — | — | — | — |
| Benefits Continuation[5] | $ 44,014 | $ 88,027 | $ 132,041 | — |

**Stephen L. Green**

| Payment/Benefit | Termination without Cause or for Good Reason | Termination w/Change in Control | Disability | Death[1] |
|---|---|---|---|---|
| Pro-Rata Bonus | $ 4,200,000 | $ 4,200,000 | $ 4,200,000 | $ 4,200,000 |
| Cash Severance | $ 5,100,000 | $ 15,300,000 | $ 5,100,000 | — |
| Stock Option / Class O LTIP Unit Vesting[2] | — | — | — | — |
| LTIP Unit/Stock Unit Vesting[3] | $ 236,718 | $ 236,718 | $ 236,718 | $ 236,718 |
| 2014 OPP[4] | — | — | — | — |
| Benefits Continuation[5] | $ 30,941 | $ 61,882 | $ 92,822 | — |

**Andrew Mathias**

| Payment/Benefit | Termination without Cause or for Good Reason | Termination w/Change in Control | Disability | Death[1] |
|---|---|---|---|---|
| Pro-Rata Bonus | $ 5,300,000 | $ 5,300,000 | $ 5,300,000 | $ 5,300,000 |
| Cash Severance | $ 6,625,000 | $ 16,562,000 | $ 6,625,000 | — |
| Stock Option / Class O LTIP Unit Vesting[2] | — | — | — | — |
| LTIP Unit/Stock Unit Vesting[3] | $ 406,647 | $ 406,647 | $ 406,647 | $ 406,647 |
| 2014 OPP[4] | — | — | — | — |
| Benefits Continuation[5] | $ 44,014 | 88,027 | 132,041 | — |

**Matthew J. DiLiberto**

| Payment/Benefit | Termination without Cause or for Good Reason | Termination w/Change in Control | Disability | Death[1] |
|---|---|---|---|---|
| Pro-Rata Bonus | $ 1,400,000 | $ 1,400,000 | $ 1,400,000 | $ 1,400,000 |
| Cash Severance | $ 1,800,000 | $ 3,600,000 | $ 1,800,000 | — |
| Stock Option / Class O LTIP Unit Vesting[2] | $ 174,000 | $ 174,000 | $ 174,000 | $ 174,000 |
| LTIP Unit/Stock Unit Vesting[3] | $ 1,575,392 | $ 1,575,392 | $ 822,542 | $ 822,542 |
| 2014 OPP[4] | — | — | — | — |
| Benefits Continuation[5] | $ 41,554 | $ 83,107 | $ 124,661 | — |

**Andrew S. Levine**

| Payment/Benefit | Termination without Cause or for Good Reason | Termination w/Change in Control | Disability | Death[1] |
|---|---|---|---|---|
| Pro-Rata Bonus | $ 1,150,000 | $ 1,150,000 | $ 1,150,000 | $ 1,150,000 |
| Cash Severance | $ 1,675,000 | $ 3,350,000 | $ 1,675,000 | — |
| Stock Option / Class O LTIP Unit Vesting[2] | $ 145,000 | $ 145,000 | $ 145,000 | $ 145,000 |
| LTIP Unit/Stock Unit Vesting[3] | $ 3,971,391 | $ 3,971,391 | $ 1,390,191 | $ 1,390,191 |
| 2014 OPP[4] | — | — | — | — |
| Benefits Continuation[5] | $ 44,014 | $ 88,027 | $ 132,041 | — |

(1) As we maintained life insurance policies for the benefit of the beneficiaries of Messrs. Holliday and Green in the amount of $10 million and $5 million, respectively, as of December 31, 2016, the amount of the payments and benefits to be received by Messrs. Holliday and Green in the event of a termination upon death will be reduced by these amounts in accordance with their employment agreements.

(2) Represents the value of the stock options or Class O LTIP units that would vest. Assumes that the per share value of the stock options or Class O LTIP units that vest equals (i) $107.55 per share, which was the closing price on the NYSE of one share of our common stock on December 31, 2016, less (ii) the exercise price per share of such stock options or the conversion threshold of such Class O LTIP units.

(3) Represents the value of the LTIP units and notional stock units, if any, that would vest (other than pursuant to our 2014 Outperformance Plan) based on a price of $107.55 per unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2016. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(4) Represents the value of the LTIP units that would vest and the distributions that would be payable pursuant to awards granted under our 2014 Outperformance Plan based on a price of $107.55 per unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2016. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock. Based on our TRS performance from the beginning of the performance period through December 31, 2016, all outstanding awards under our 2014 Outperformance Plan would have been forfeited in the event of a change in control or termination due to death or disability as of December 31, 2016. No amounts are included in the event of a termination without cause or for good reason, because the executive only would have been entitled to vesting to the extent that the awards were earned based on the achievement of the performance-based vesting criteria within 12 months after December 31, 2016.

(5) Benefits continuation amounts are based on the actual expense for financial reporting purposes for the year ended December 31, 2016 for covering an employee under each our group health plans for the entire year, assuming that the employee elected family coverage under each of these plans, less the minimum contribution required by employees participating in these plans.

The amounts described above do not include payments and benefits to the extent they have been earned prior to the termination of employment or change in control or are provided on a non-discriminatory basis to salaried employees upon termination of employment. These include: accrued salary and vacation pay; earned and accrued, but unpaid, bonuses; distribution of plan balances under our 401(k) plan; life insurance proceeds in the event of death; and disability insurance payouts in the event of disability. All of the cash severance payments described below are to be made as lump sum payments at the time of termination; provided that, to the extent necessary to avoid the imposition of an additional tax under Section 409A of the IRC, the payments are to be delayed until six months after termination, during which time the payments will accrue interest at the rate of 5% per annum. As a result of provisions in the named executive officers' employment agreements, in the event that any payment or benefit to be paid or provided to an executive set forth above would have been subject to the excise tax under Sections 280G of the IRC, the payments and benefits to such executive would have been reduced to the extent necessary to avoid the imposition of such excise tax, but only if such reduction would result in a greater after-tax benefit to the executive. The amounts set forth in the table above have not been adjusted to reflect any such reduction that might be applicable.

## Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is comprised of John H. Alschuler, Edwin Thomas Burton, III and John S. Levy. There are no Compensation Committee interlocks and none of our employees is a member of our Compensation Committee.

# CHARTER AMENDMENT

## Proposal 3: Charter Amendment to Declassify Board of Directors

### Background of the Proposal

As a result of our stockholder engagement efforts and our commitment to corporate governance, after careful consideration, our Board of Directors has proposed to amend our Articles of Restatement (the "Charter") to phase out board classes, such that directors whose terms are expiring will be elected for one-year terms starting at the Company's 2018 annual meeting of stockholders. By our 2020 annual meeting, our Board of Directors will be fully declassified.

### Proposed Amendment to Charter

Our Charter currently divides our Board of Directors into three classes. Directors in each class serve for a term of three years and until their successors are duly elected and qualify. The term of directors of one class expires at each annual meeting of stockholders.

In order to phase out the present three-year staggered terms of our directors and instead provide for the annual election of directors, Section 1 of Article IV of our Charter will need to be amended. Amendments to our Charter must be declared advisable by resolution duly adopted by our Board of Directors, and approved by our stockholders at an annual or special meeting by the affirmative vote of not less than two-thirds of all of the votes entitled to be cast on the matter, and once approved by the stockholders, such amendment will become effective upon filing with, and acceptance for record by, the State Department of Assessments and Taxation of Maryland (the "SDAT") of articles of amendment setting forth the amendment. By resolutions adopted as of April 20, 2017, the Board of Directors declared advisable the amendment to our Charter set forth on Appendix B attached hereto which provides that, beginning with the 2018 annual meeting of stockholders, our directors will be elected for a term ending at the next annual meeting of stockholders following their election and until their successors are duly elected and qualify, and directed that this amendment to our Charter be submitted for consideration by our stockholders at the 2017 annual meeting of stockholders. This amendment is not intended to, and will not, abrogate, shorten or otherwise affect the term of any director elected prior to the 2018 annual meeting of stockholders, including those directors who currently are candidates for election as set forth in Proposal 1.

### Effective Date

If the amendment to our Charter is approved by the stockholders of the Company by the requisite vote at the annual meeting, then following the annual meeting, articles of amendment setting forth such amendment will be filed with, and will become effective upon acceptance by, the SDAT. Once the amendment to our Charter becomes effective, the directors whose terms of office expire at annual meetings of stockholders subsequent to the annual meeting, and any successors to such directors, will be elected to hold office until the next annual meeting of stockholders following their election instead of the third-succeeding annual meeting, and until their successors are duly elected and qualify.

### Vote Required

The affirmative vote of at least two-thirds of all of the votes entitled to be cast by the stockholders on this proposal at the annual meeting is required for approval of the amendment of our Charter to effect the declassification of our Board of Directors. Abstentions and broker non-votes (as described under "Questions and Answers about the Annual Meeting — What vote is required to approve each proposal?"), if any, will have the same effect as votes against the proposal.

> The Board unanimously recommends a vote **"FOR"** the amendment of our Charter to effect the declassification of our Board of Directors.

# AUDIT COMMITTEE MATTERS

## Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2017. Stockholder ratification of the appointment of Ernst & Young LLP is not required by law, the NYSE or the Company's organizational documents. However, as a matter of good corporate governance, the Board has elected to submit the appointment of Ernst & Young LLP to the stockholders for ratification at the 2017 annual meeting. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of an independent

registered public accounting firm. Ernst & Young LLP has served as our independent registered public accounting firm since our formation in June 1997 and is considered by our management to be well-qualified. Ernst & Young LLP has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in the Company or any of our subsidiaries in any capacity.

A representative of Ernst & Young LLP will be present at the annual meeting, will be given the opportunity to make a statement at the annual meeting if he or she so desires and will be available to respond to appropriate questions.

A majority of all of the votes cast with respect to this proposal is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017. Abstentions do not constitute a vote "for" or "against" and will not be counted as "votes cast". Therefore, abstentions will have no effect on this proposal.

> **The Board unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

## Audit Committee Report

The following report of the Audit Committee of the Board will not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference in any such document.

Our Audit Committee oversees our financial reporting process on behalf of the Board, in accordance with our Audit Committee Charter. Management has the primary responsibility for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. In fulfilling its oversight responsibilities, our Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2016 filed by the Company with management.

Our Audit Committee reviewed and discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed with the Audit Committee under Auditing Standard No. 1301, "Communications with Audit Committees," as adopted by the Public Company Accounting Oversight Board. Our Audit Committee received from Ernst & Young LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, our Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2016 filed by the Company.

The members of our Audit Committee are not engaged professionally in the practice of auditing or accounting. Committee members rely, without independent investigation or verification, on the information provided to them and on the representations made by management and our independent registered public accounting firm. Accordingly, our Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee's considerations and discussions referred to above do not

assure that the audit of our financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board, that the financial statements are presented in accordance with accounting principles generally accepted in the U.S. or that our registered public accounting firm is in fact "independent."

Submitted by our Audit Committee
Edwin Thomas Burton, III (Chairman)
Lauren B. Dillard
Craig M. Hatkoff

## Fee Disclosure

### Audit Fees

Fees, including out-of-pocket expenses, for audit services totaled approximately $3,398,000 in fiscal year 2016 and $4,031,963 in fiscal year 2015. Audit fees include fees associated with our annual audits and related reviews of our annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, audit fees include Sarbanes-Oxley Section 404 planning and testing, fees for public filings

in connection with various property acquisitions, joint venture audits, and services relating to public filings in connection with our preferred and common stock and debt offerings and certain other transactions. Our joint venture partners paid their pro rata share of any joint venture audit fees. Audit fees also include fees for accounting research and consultations.

### Audit-Related Fees

Fees for audit-related services totaled approximately $68,000 in 2016 and $54,255 in 2015. The audit-related services principally include fees for operating expense audits and agreed-upon procedures projects.

### Tax Fees

No fees were incurred for tax services, including tax compliance, tax advice and tax planning in either 2016 or 2015.

### All Other Fees

There were no fees for other services not included above in either 2016 or 2015.

Our Audit Committee considers whether the provision by Ernst & Young LLP of any services that would be required to be described under "All Other Fees" would be compatible with maintaining Ernst & Young LLP's independence from both management and the Company.

## Pre-Approval Policies and Procedures of our Audit Committee

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm, except for any de minimis non-audit services. Non-audit services are considered de minimis if: (1) the aggregate amount of all such non-audit services constitutes less than five percent of the total amount of revenues we paid to our independent registered public accounting firm during the fiscal year in which they are provided; (2) we did not recognize such services at the time of the engagement to be non-audit services; and (3) such services are promptly brought to our

Audit Committee's or any of its members' attention and approved by our Audit Committee or any of its members who has authority to give such approval prior to the completion of the audit. None of the fees reflected above were incurred as a result of non-audit services provided by our independent registered public accounting firm pursuant to this de minimis exception. All services provided by Ernst & Young LLP in 2016 were pre-approved by our Audit Committee. Our Audit Committee may delegate to one or more of its members who is an independent director the authority to grant pre-approvals.

# SAY-ON-FREQUENCY PROPOSAL

## Proposal 5: Advisory Vote on the Frequency of Stockholder Advisory Votes on the Compensation of Our Named Executive Officers

Section 14A(a)(2) of the Exchange Act enables stockholders to vote on the frequency of future stockholder advisory votes on the compensation of our named executive officers, such as Proposal 2 included in this proxy statement. Under Section 14A(a)(2), generally, each public company must submit this proposal to its stockholders not less than every six years and this proposal was last submitted to our stockholders at our 2011 annual meeting of stockholders. By voting on this Proposal 5, stockholders may recommend whether future advisory votes on executive compensation should be conducted every "one year," "two years" or "three years." In addition, stockholders may choose to abstain from voting on this proposal.

The Compensation Committee and the Board believe that a vote on the compensation of our named executive officers every year is in the best interests of the Company. This recommendation received the majority of the votes cast at the Company's 2011 annual meeting of stockholders and the administrative process of submitting a non-binding, advisory say-on-pay resolution to stockholders on an annual basis is not expected to impose any substantial additional costs on the Company.

Although this advisory vote on the frequency of future "say on pay" votes is non-binding, the Board and the Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

In order for any of the three alternative frequencies to be approved, it must receive a majority of the votes cast on this proposal. In the event that no option receives a majority of the votes cast, we will consider the option that receives the most votes to be the option selected by the stockholders. Abstentions and broker non-votes, if any, will have no effect on the outcome of this matter.

> The Board unanimously recommends a vote for "ONE YEAR" as the frequency for future non-binding advisory votes on the compensation of our named executive officers.

# STOCKHOLDER PROPOSAL

## Proposal 6: Stockholder Proposal Regarding Setting Target Amounts for CEO Compensation

### Overview

The Company has been notified that a stockholder of the Company intends to present a proposal for consideration at the annual meeting. The stockholder making this proposal has presented the proposal and supporting statement set forth below, and we are presenting the proposal and the supporting statement as they were submitted to us. While we take issue with certain of the statements contained in the proposal and the supporting statement, we have limited our response to the most important points and have not attempted to address all the statements with which we disagree.

### Stockholder Proposal Regarding Setting Target Amounts For CEO Compensation

The Trowel Trades S&P 500 Index Fund, which is located at c/o Comerica Bank & Trust, N.A., Trustee, Post Office Box 75000, Detroit, Michigan 48275 and which is a beneficial owner of 1,854 shares of SL Green common stock, has submitted the following resolution and supporting statement:

**Resolved:**

Shareholders of SL Green Realty Corp. (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. The Compensation Committee should describe in the Company's proxy statements for annual shareholder meetings how it complies with this requested policy. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

**Supporting Statement:**

Like at many companies, our Company's Compensation Committee uses peer group benchmarks of what other companies pay their CEOs to set its target CEO compensation. These target pay amounts are then subject to performance adjustments. To ensure that our Company's CEO compensation is reasonable relative to our Company's overall employee pay philosophy and structure, we believe that the Compensation Committee should also consider the pay grades and/or salary ranges of Company employees when setting CEO compensation target amounts.

This proposal does not require the Compensation Committee to use other employee pay data in a specific way to set CEO compensation targets. Under this proposal, the Compensation Committee will have discretion to determine how other employee pay should impact CEO compensation targets. The Compensation Committee also will retain authority to use peer group benchmarks and/or any other metric to set CEO compensation target amounts.

Over time, using peer group benchmarks to set CEO compensation can lead to pay inflation. Although many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay above median. In addition, peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Overcompensation," Journal of Corporation Law, Spring 2013).

High pay disparities between CEOs and other senior executives may undermine collaboration and teamwork. According to Institutional Shareholder Services, an excessive pay disparity between the CEO and the next highest-paid named executive officer is a problematic pay practice that may result in a recommendation to its clients that they vote against advisory votes on executive compensation. (Institutional Shareholder Services, United States Proxy Voting Manual, February 23, 2016, p. 147).

In our view, the pay of non-executive employees should also be considered. High CEO compensation can impact the morale and productivity of employees who are not senior executives. According to a Glassdoor study of employee opinions, "Higher CEO compensation is statistically linked to lower CEO approval ratings on average." (Glassdoor, What Makes a Great CEO?, August 2016, available at https://www.glassdoor.com/research/studies/what-makes-a-great-ceo/).

For those reasons, we urge you to vote in favor of this proposal.

### The Board of Directors' Statement In Opposition

For the reasons described below, our Board of Directors unanimously recommends a vote **AGAINST** this proposal.

Our Board of Directors believes that its executive compensation programs are conceived, designed and implemented in a manner that provides performance-based incentives that create strong alignment of management and stockholder interests and reward superior performance with superior compensation. As described in greater detail under "Our Executive Compensation Programs," our Compensation Committee (referred to in this statement as the "Committee"), which is comprised of three of our independent directors, determines compensation for our named executive officers, including our Chief Executive Officer.

The Committee retains an independent outside compensation consulting firm to provide relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. In its deliberations, the Committee considers our short-term and long-term performance, including the achievement of the financial and operational goals that we establish and communicate to investors, as well as the Committee's view of the appropriate overall annual incentive award for each of our named executive officers in light of their historical compensation, skill, experience, position and competitive market factors. The Committee also reviews various peer compensation information to confirm that our Chief Executive Officer's total compensation is within an appropriate range of the total compensation received by the chief executive officers of these peers, considering relative size and performance. The Committee also considers the risks to our stockholders and to achievement of our goals that may be inherent in the executive compensation program and considers non-financial and other qualitative performance factors in determining actual compensation payouts. In addition, the Committee annually reviews our executive compensation policies and practices to ensure that such policies are in line with current market practices and stockholders' best interests.

Over the last several years, we also have engaged in a formal stockholder outreach program focused on our executive compensation. Throughout each year, we are in contact with our large institutional stockholders, representing the owners of more than a majority of our outstanding common stock, to discuss our executive compensation programs, our business and our overall performance. These discussions are led by the chairman of the Committee and Lead Independent Director or, in certain instances, members of senior management. As a matter of course, we provide all stockholders and the market generally with information regarding our executive compensation programs, our performance and the manner in which we believe our executive compensation programs contributed to our superior long-term performance. Discussions as part of our stockholder outreach program enable us to clarify aspects of our executive compensation programs that our stockholders may not fully understand and to receive direct feedback regarding specific aspects of our executive compensation programs.

Based on all of these factors, considerations and discussions and given the breadth of the inputs and information available to and taken into account by the Committee, we believe that mandating that certain information be utilized by the Committee in the performance of its duties is unnecessary and not in the best interests of stockholders. Accordingly, our Board of Directors recommends a vote **AGAINST** the proposal.

### Vote Required

A majority of votes cast with respect to the proposal is required for approval. Abstentions and broker non-votes (as described under "Questions and Answers about the Annual Meeting — What vote is require to approve each proposal?") will not be treated as votes cast and will have no effect on the result of the vote. The stockholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the proponent.

### Board Recommendation

> **The Board of Directors unanimously recommends a vote AGAINST the stockholder proposal regarding setting target amounts for CEO compensation.**

# STOCK OWNERSHIP INFORMATION

## Executive and Director Stock Ownership Guidelines

In furtherance of the Committee's ongoing efforts to foster an ownership culture among our senior leadership team, we adopted stock ownership guidelines for our named executive officers and non-employee directors. We have subsequently revised these guidelines to increase the amount of equity in the Company or its operating partnership that our named executive officers are required to own in order to satisfy the guidelines, as set forth below:

| Named Executive Officers and Non-Employee Directors | Multiple of Base Salary or Annual Cash Retainer |
|---|---|
| Chief Executive Officer | 8x |
| Other Named Executive Officers | 6x |
| Non-Employee Directors | 5x |

New named executive officers and non-employee directors have three years from the commencement of their employment or election to the Board to attain compliance with the stock ownership requirements.

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our common stock, $0.01 par value per share as of March 31, 2017, unless otherwise noted, for (i) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers who is not a director and (iv) our directors and executive officers as a group. All information in the following table is based on Schedules 13D, 13G and/or any amendments thereto, filed with the SEC, and on information supplied to us by our directors and officers. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares set forth opposite their respective names. None of our executive officers own any shares of our preferred stock except as set forth below.

As of March 31, 2017, there were 101,831,845 shares outstanding.

| Name** | Amount and Nature of Beneficial Ownership of Common Stock | Percent of Total |
|---|---|---|
| The Vanguard Group[1] | 17,429,748 | 17.12% |
| Cohen & Steers, Inc.[2] | 10,434,841 | 10.25% |
| BlackRock, Inc.[3] | 9,117,294 | 8.95% |
| State Street Corporation[4] | 5,845,935 | 5.74% |
| John H. Alschuler[5] | 30,463 | * |
| Betsy S. Atkins[6] | 5,242 | * |
| Edwin Thomas Burton, III[7] | 34,469 | * |
| Matthew J. DiLiberto[8] | 49,053 | * |
| Lauren B. Dillard[9] | 2,879 | * |
| Stephen L. Green[10] | 912,274 | * |
| Craig M. Hatkoff | 1,544 | * |
| Marc Holliday[11] | 853,924 | * |
| Andrew S. Levine[12] | 92,106 | * |
| John S. Levy[13] | 73,980 | * |
| Andrew Mathias[14] | 988,780 | * |
| All Directors and Executive Officers as a Group (11 Persons) | 3,044,714 | 2.99% |

\* Less than 1%.

\*\* Unless otherwise indicated, the business address is 420 Lexington Avenue, New York, New York 10170-1881.

(1) Based on information provided on a Schedule 13G/A filed with the SEC on February 13, 2017, as of December 31, 2016, The Vanguard Group ("Vanguard") may be deemed to beneficially own an aggregate of 17,429,326 shares of our common stock in its capacity as an investment advisor, which includes 129,194,613 shares of our common stock held by Vanguard Fiduciary Trust Company as a

result of its serving as investment manager of collective trust accounts and 312,463 shares of our common stock held by Vanguard Investments Australia, Ltd. as a result of its serving as investment manager of Australian investment offerings. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. According to information received from Vanguard, the number of shares reported as beneficially owned by Vanguard in such Schedule 13G/A includes 7,611,627 shares, representing 7.51% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard REIT Index Fund separately reported as beneficially owned in a Schedule 13G/A filed on February 14, 2017 with the SEC.

(2)  Based on information provided on a Schedule 13G/A filed with the SEC on February 14, 2017, as of December 31, 2016, Cohen & Steers, Inc., Cohen & Steers Capital Management, Inc. and Cohen & Steers UK Ltd., collectively, may be deemed to beneficially own an aggregate of 10,434,841 shares of our common stock. The business address for Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. is 280 Park Avenue, 10th Floor, New York, NY 10017. The business address for Cohen & Steers UK Ltd. is 50 Pall Mall, 4th Floor, London, United Kingdom SW1Y 5JH.

(3)  Based on information provided on a Schedule 13G/A filed with the SEC on January 27, 2017, as of December 31, 2016, BlackRock, Inc. may be deemed to beneficially own an aggregate of 9,117,294 shares of our common stock. The business address for BlackRock is 55 East 52nd Street, New York, NY 10022.

(4)  Based on information provided on a Schedule 13G filed with the SEC on February 8, 2017, as of December 31, 2016, State Street Corporation may be deemed to beneficially own an aggregate of 5,845,935 shares of our common stock. The business address for State Street is One Lincoln Street, Boston, MA 02111.

(5)  Includes 20,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2017 and 9,963 phantom units.

(6)  Includes 1,753 phantom units.

(7)  Includes 34,372 phantom units.

(8)  Includes 47,823 LTIP units convertible into limited partnership units in SL Green Operating Partnership, L.P. ("OP Units") within 60 days of March 31, 2017. The total excludes LTIP units that remain subject to performance-based vesting conditions, 4,148 LTIP units that remain subject to time-based vesting conditions, 30,000 Class O LTIP units that remain subject to time-based vesting conditions and 4,121 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2017.

(9)  Includes 2,879 phantom units.

(10)  Includes 794,633 OP Units and 117,641 vested LTIP units convertible into OP Units within 60 days of March 31, 2017 held by the Stephen L. Green Revocable Trust. The total excludes LTIP units that remain subject to performance-based vesting conditions, 2,201 LTIP units that remain subject to time-based vesting conditions and 33,119 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2017 held by the Stephen L. Green Revocable Trust.

(11)  Includes 200,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2017 and 633,124 LTIP units convertible into OP Units within 60 days of March 31, 2017. The total excludes LTIP units that remain subject to performance-based vesting conditions, 4,988 LTIP units that remain subject to time-based vesting conditions, 105,000 Class O LTIP units that remain subject to time-based vesting conditions and 255,306 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2017. Mr. Holliday also beneficially owns 88,900 shares of our Series I preferred stock, which represents less than 1% of our standing Series I preferred stock. This percentage is based on 9,200,000 shares of Series I preferred stock outstanding as of March 31, 2017.

(12)  Includes 12,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2017 and 64,121 LTIP units convertible into OP Units within 60 days of March 31, 2017. The total excludes LTIP units that remain subject to performance-based vesting conditions, 12,926 LTIP units that remain subject to time-based vesting conditions, 30,000 Class O LTIP units that remain subject to time-based vesting conditions and 37,084 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2017. Mr. Levine also beneficially owns 5,000 shares of our Series I preferred stock, which represents less than 1% of our standing Series I preferred stock. This percentage is based on 9,200,000 shares of Series I preferred stock outstanding as of March 31, 2017.

(13)  Includes 26,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2017 and 47,480 phantom units.

(14)  Includes 130,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2017 and 568,916 LTIP units convertible into OP Units within 60 days of March 31, 2017. The total excludes LTIP units that remain subject to performance-based vesting conditions, 58,326 LTIP units that remain subject to time-based vesting conditions and 141,870 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2017.

# Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and persons who own more than 10% of a registered class of our equity securities are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on review of the copies of such reports and any amendments thereto furnished to us during or with respect to our most recent fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of a registered class of our equity securities were satisfied, with the exception of Mr. Mathias who inadvertently failed to timely file a Form 4 relating to an award of LTIP units on June 17, 2016. The Form 4 relating to this award of LTIP units was subsequently filed on June 29, 2016.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

## Policies and Procedures With Respect to Related Party Transactions

All related party transactions (generally, transactions involving amounts exceeding $120,000 in which directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding common stock have an interest) are subject to approval or ratification in accordance with the procedures described below.

Our Nominating and Corporate Governance Committee reviews the material facts of all related party transactions and either approves or disapproves the entry into such related party transaction. If advance approval of a related party transaction is not feasible, then the related party transaction will be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified, at the next regularly scheduled meeting of our Nominating and Corporate Governance Committee. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee takes into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms

generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

No director may participate in any discussion or approval of a related party transaction for which he or she is a related party, except that the director must provide all material information concerning the related party transaction to our Nominating and Corporate Governance Committee.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, reviews and assesses ongoing relationships with such related party to see that our management is in compliance with our Nominating and Corporate Governance Committee's guidelines and that such related party transaction remains appropriate.

Related party transactions are disclosed in our SEC filings.

## One Vanderbilt Investment

In December 2016, we entered into agreements with entities owned and controlled by Messrs. Holliday and Mathias, pursuant to which they agreed to make an investment in our One Vanderbilt project at appraised fair market value for the interests acquired. We entered into these agreements in order to further strengthen the alignment of the interests of Messrs. Holliday and Mathias with those of our company in the successful completion and stabilization of this long-term project.

Pursuant to these agreements, the entities owned and controlled by Messrs. Holliday and Mathias agreed to purchase interests in the One Vanderbilt project that will entitle them to receive approximately 1.50% – 1.80% and 1.00% – 1.20%, respectively, of the profit generated from this project in excess of capital contributions. Fifty percent of these interests were purchased on December 31, 2016 and the remaining fifty percent will be purchased on December 31, 2017. The entities owned and controlled by Messrs. Holliday and Mathias will pay $1,440,000 and $960,000, respectively, which equals the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third party appraisal that we obtained.

The entities owned and controlled by Messrs. Holliday and Mathias cannot monetize their interests until after the stabilization of the project, estimated to occur in 2023. Thereafter, such entities may require us to repurchase 50%

of the interests within three years after stabilization and 100% following such period. In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of our company. We also have the right to repurchase these interests on the seven-year anniversary of the stabilization of the project or, prior to the stabilization of the project, upon the occurrence of certain separation events relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon an exercise of the various rights described above will equal the liquidation value of the interests at the time, with the value of One Vanderbilt being based on its sale price, if applicable, or fair market value as determined by an independent third party appraiser. Messrs. Holliday and Mathias generally have the right to elect whether to receive any amounts paid upon the repurchase of these interests in cash or common units of our operating partnership. In addition, upon the exercise of the rights described above, we may elect to pay the purchase price in shares of our common stock in lieu of paying in cash, subject to a cap on the maximum number of common units and shares of our common stock that we will be required to pay in these circumstances. We have agreed to provide resale registration rights to the entities owned and controlled by Messrs. Holliday and Mathias for any shares of our common stock that are issued.

In accordance with our policies and procedures with respect to related party transactions described above, this investment was reviewed in detail and approved by our Nominating and Corporate Governance Committee. In addition, this investment was also reviewed by the Chairman of the Board, our Lead Independent Director and the Chairman of our Audit Committee as well as the other members of the Board and was approved by the Board as well as our Nominating and Corporate Governance Committee.

## Cleaning/Security/Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is partially owned by Gary Green, a son of Stephen L. Green, the chairman of the Board. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. A subsidiary through which we realize income from management, leasing and construction contracts with third parties and joint venture properties has entered into an arrangement with Alliance whereby it will receive profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements. Income earned from profit participation was approximately $3.5 million, $3.8 million and $3.8 million for the years ended December 31, 2016, 2015 and 2014, respectively. We also recorded expenses of approximately $23.4 million, $21.3 million and $21.5 million for the years ended December 31, 2016, 2015 and 2014, respectively, for these services (excluding services provided directly to tenants).

## Management Fees

S.L. Green Management Corp., a consolidated entity, receives property management fees from an entity in which Stephen L. Green owns an interest. We received management fees from such entity of approximately $701,751, $480,600 and $444,300 for the years ended December 31, 2016, 2015 and 2014, respectively.

## Marketing Services

A-List Marketing, LLC, or A-List, provided marketing services to us. Deena Wolff, a sister of Marc Holliday, our Chief Executive Officer, is the founder of A-List. We recorded approximately $281,851, $286,900 and $221,100 for the years ended December 31, 2016, 2015 and 2014, respectively.

## Other

Amounts due from related parties at December 31, 2016 and 2015 consisted of the following (in thousands):

|  | 2016 | 2015 |
|---|---|---|
| Due from joint ventures | $ 1,240 | $ 1,334 |
| Other | 14,616 | 9,316 |
| Related party receivables | $ 15,856 | $ 10,650 |

# OTHER INFORMATION

These proxy materials are being made available in connection with the solicitation of proxies by the Board of Directors, or the Board, of SL Green Realty Corp., a Maryland corporation, for use at our 2017 annual meeting of stockholders to be held on Thursday, June 1, 2017 at 10:00 a.m., local time, at the Grand Hyatt New York, 109 East 42nd Street, New York, New York, 10017, or at any postponement or adjournment of the annual meeting.

## Questions and Answers about the Annual Meeting

### Who is entitled to vote at the annual meeting?

Holders of record of our common stock, $0.01 par value per share, at the close of business on March 31, 2017, the record date for the annual meeting, are entitled to receive notice of the annual meeting and to vote at the annual meeting. If you are a holder of record of our common stock as of the record date, you may vote the shares that you held on the record date even if you sell such shares after the record date. Each outstanding share as of the record date entitles its holder to cast one vote for each matter to be voted upon and, with respect to the election of directors, one vote for each director to be elected. Stockholders do not have the right to cumulate voting for the election of directors.

### What is the purpose of the annual meeting?

At the annual meeting, you will be asked to vote on the following proposals:

- *Proposal 1*: the election of the three Class II director nominees named in this proxy statement to serve on the Board for a three-year term and until their successors are duly elected and qualify
- *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K
- *Proposal 3*: the amendment of our Articles of Restatement to effect the declassification of our Board of Directors

- *Proposal 4*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017
- *Proposal 5*: whether an advisory vote on executive compensation should be held every one, two or three years
- *Proposal 6*: a stockholder proposal regarding setting target amounts for CEO compensation

You also may be asked to consider and act upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

### What constitutes a quorum?

The presence, in person or by proxy, of holders of a majority of the total number of outstanding shares entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of any business at the annual meeting. As of the record date, there were 101,831,845 shares outstanding and entitled to vote at the annual meeting.

Each share of our common stock outstanding on the record date is entitled to one vote on each matter properly submitted at the annual meeting and, with respect to the election of directors, one vote for each director to be elected. Abstentions and "broker non-votes" (i.e., shares represented at the meeting held by brokers, as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which, on a particular matter, the broker does not have discretionary voting power to vote such shares) will be counted for purposes of determining whether a quorum is present for the transaction of business at the annual meeting.

### What vote is required to approve each proposal?

For Proposal 1, a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee. Abstentions and broker non-votes are not counted as a vote cast either "for" or "against" a nominee, and therefore, will have no effect on the election of directors. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

A majority of all of the votes cast with respect to the proposal is required for approval of each of Proposals 2, 4 and 6. For Proposal 3, the Articles of Restatement will be amended only if approved by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. For Proposal 5, in order for any of the three alternative frequencies to be approved, it must receive a majority of the votes cast. In the event that no option receives a majority of the votes cast, we will consider the option that receives the most votes to be the option selected by the stockholders.

In respect of Proposals 2, 4, 5 and 6, abstentions and broker non-votes are not counted as votes cast, and therefore will have no effect on the votes for these proposals. In respect of Proposal 3, abstentions and broker non-votes, if any, will have the same effect as votes against the proposal.

## Can I change my vote after I submit my proxy card?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Secretary at our address
- properly signing and forwarding to us a proxy with a later date
- appearing in person and voting by ballot at the annual meeting

If you attend the annual meeting, you may vote in person whether or not you previously have given a proxy, but your presence (without further action) at the annual meeting

will not constitute revocation of a previously given proxy. Unless you have received a legal proxy to vote the shares, if you hold your shares through a bank, broker or other nominee, that is, in "street name," only that bank, broker or other nominee can revoke your proxy on your behalf.

You may revoke a proxy for shares held by a bank, broker or other nominee by submitting new voting instructions to the bank, broker or other nominee or, if you have obtained a legal proxy from the bank, broker or other nominee giving you the right to vote the shares at the annual meeting, by attending the annual meeting and voting in person.

## How do I vote?

*Voting in Person at the Annual Meeting*. If you hold your shares in your own name as a holder of record with our transfer agent, Computershare, and attend the annual meeting, you may vote in person at the annual meeting. If your shares are held by a bank, broker or other nominee, that is, in "street name," and you wish to vote in person at the annual meeting, you will need to obtain a "legal proxy" from the bank, broker or other nominee that holds your shares of record.

*Voting by Proxy*. You should submit your proxy or voting instructions as soon as possible. You can vote by valid proxy received by telephone, electronically via the Internet or by mail. The deadline for voting by telephone or electronically via the Internet is 11:59 p.m., Eastern Daylight Time, on May 31, 2017. If voting by mail, you must:

- indicate your instructions on the proxy
- date and sign the proxy

- promptly mail the proxy in the enclosed envelope
- allow sufficient time for the proxy to be received before the date of the annual meeting

If your shares are held in "street name" such as in a stock brokerage account, by a bank or other nominee, please follow the instructions you received from your broker or with respect to the voting of your shares.

If you have any questions regarding how to authorize your proxy by telephone or via the Internet, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Even if you plan to attend the annual meeting, we recommend that you submit a proxy to vote your shares in advance so that your vote will be counted if you later are unable to attend the annual meeting.

## How is my vote counted?

If you authorize your proxy to vote your shares electronically via the Internet or by telephone, or, if you received a proxy card by mail and you properly marked, signed, dated and returned it, the shares that the proxy represents will be voted in the manner specified on the proxy. If no specification is made, your shares will be voted "for" the election of the nominees for the Class I directors named in this proxy statement, "for" advisory approval of the compensation of our named executive officers, "for" the approval of the amendment of our Articles of Restatement to effect the declassification of our Board of

Directors, "for" ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017, "for" a frequency of every one year for future advisory votes on the compensation of our named executive officers and against the stockholder proposal regarding setting target amounts for CEO compensation. It is not anticipated that any matters other than those set forth in this proxy statement will be presented at the annual meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

## How does the Board recommend that I vote on each of the proposals?

The Board recommends that you vote:

- **FOR** *Proposal 1*: the election of Betsy Atkins, Marc Holliday, and John S. Levy as Class II directors to serve on the Board for a three-year term and until their successors are duly elected and qualify
- **FOR** *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K
- **FOR** *Proposal 3*: the amendment of our Articles of Restatement to effect the declassification of our Board of Directors

- **FOR** *Proposal 4*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017
- **FOR** "ONE YEAR" in respect of *Proposal 5*: the recommendation, on an advisory basis of whether an advisory vote on executive compensation should be held every one, two or three years
- **AGAINST** *Proposal 6*: a stockholder proposal regarding setting target amounts for CEO compensation

## What other information should I review before voting?

Our 2016 annual report, including financial statements for the fiscal year ended December 31, 2016, is being made available to you along with this proxy statement. You may obtain, free of charge, copies of our 2016 annual report and our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which contains additional information about the Company, on our website at http://www.slgreen.com or by directing your request in

writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. The 2016 annual report and the Annual Report on Form 10-K, however, are not part of the proxy solicitation materials, and the information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with or furnish to the SEC.

## How do I change how I receive proxy materials in the future?

For this year's meeting, stockholders will receive paper copies of the proxy materials by mail and will not receive a Notice of Internet Availability of Proxy Materials. For future meetings, stockholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper proxy card by mail, in each case, instead of receiving a Notice of Internet Availability of Proxy Materials by mail, as applicable. If you elect to receive proxy materials by e-mail, you will not receive proxy materials in the mail (including, if applicable, a Notice of Internet Availability of Proxy Materials). Instead, you will receive an e-mail with links to proxy materials and online voting. If you received a paper copy of the proxy materials in the mail, you can eliminate all such paper mailings (including, if applicable, a Notice of Internet Availability of Proxy Materials) in the future by electing to receive an e-mail that will provide Internet links to these documents.

Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations, by sending a blank e-mail with the 16-digit control number on your proxy card to sendmaterial@proxyvote.com, via the internet at http://www.proxyvote.com or by telephone at (800) 579-7639. Your election will remain in effect until you change it.

**No person is authorized on our behalf to give any information or to make any representations with respect to the proposals other than the information and the representations contained in this proxy statement, and, if given or made, such information and/or representations must not be relied upon as having been authorized.**

# Other Matters

## Solicitation of Proxies

We will pay the cost of solicitation of proxies. Our directors, officers and employees may solicit proxies personally, by telephone, via the Internet or by mail without additional compensation for such activities. We also will request persons, firms and corporations holding shares in their names or in the names of their nominees, which are

beneficially owned by others, to send a Proxy Statement to and obtain proxies from such beneficial owners. We will reimburse such holders for their reasonable expenses. In addition, we intend to utilize the proxy solicitation services of MacKenzie Partners, Inc. at an aggregate estimated cost of $10,000 plus out-of-pocket expenses.

## Stockholder Proposals and Nominations

### Proposals for Inclusion in our 2018 Proxy Materials

SEC rules permit stockholders to submit proposals to be included in our proxy materials if the stockholder and the proposal satisfy the requirements specified in Rule 14a-8 under the Exchange Act. For a stockholder proposal to be considered for inclusion in our proxy materials for the 2018 annual meeting, the proposal must be delivered to our Secretary at the address provided below by January 1, 2018.

### Director Nominations for Inclusion in our 2018 Proxy Materials (Proxy Access)

Our proxy access bylaw permits a stockholder (or a group of up to 20 stockholders) owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For the 2018 annual meeting, notice of a proxy access nomination must be delivered to our Secretary at the address provided below no later than January 1, 2018 and no earlier than December 2, 2017.

### Other Proposals or Nominations to be brought before our 2018 Annual Meeting

Our bylaws permit a stockholder to propose items of business and/or nominate director candidates that are not intended to be included in our proxy materials if the stockholder complies with the procedures set forth in our bylaws. For the 2018 annual meeting, notice of such proposals or nominations must be delivered to our Secretary at the address provided below no later than March 3, 2018 and no earlier than February 1, 2018.

If the Company moves the 2018 annual meeting to a date that is more than 25 days before or after the date which is the one year anniversary of this year's annual meeting date (i.e., June 1, 2018), the Company must receive such notice no later than the close of business on the 10th day following the earlier of the day on which the Company makes a public announcement of the meeting date or they day on which notice of the meeting date is first distributed to stockholders.

### Address for Submission of Notices and Additional Information

All stockholder nominations of individuals for election as directors or proposals of other items of business to be considered by stockholders at the 2018 annual meeting (whether or not intended for inclusion in our proxy materials) must be submitted in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Andrew S. Levine, Secretary.

In addition, both the proxy access and the advance notice provisions of our bylaws require a stockholder's notice of a nomination or other item of business to include certain information. Director nominees must also meet certain eligibility requirements. Any stockholder considering introducing a nomination or other item of business should carefully review our bylaws.

## Householding of Proxy Materials

The SEC adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement, annual report or Notice of Internet Availability of Proxy Materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that such broker will be "householding" communications, including the proxy materials, to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Stockholders who currently receive only one copy of the proxy materials at their address and would like to receive additional copies and/or stockholders who no longer wish to participate in "householding" and would prefer to receive separate proxy materials in the future should direct their request either to their broker or to the Company in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations or by telephone at (212) 594-2700.

Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their future communications should direct their request either to their broker or to the Company at the address of telephone number above.

By Order of the Board of Directors

Andrew S. Levine
Secretary

New York, New York
May 1, 2017

# APPENDIX A: INFORMATION REGARDING CERTAIN FINANCIAL MEASURES

Below are reconciliations of net income attributable to our stockholders to Normalized FFO per share and FFO per share for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 (amounts in thousands, except per share data).

| | Year Ended December 31, | | | | |
| | 2016 | 2015 | 2014 | 2013 | 2012 |
|---|---|---|---|---|---|
| **FFO Reconciliation:** | | | | | |
| Net income attributable to SL Green common stockholders | $ 234,946 | $ 269,132 | $ 503,104 | $ 101,330 | $ 155,984 |
| Add: | | | | | |
| Depreciation and amortization | 821,041 | 560,887 | 371,610 | 324,461 | 325,737 |
| Discontinued operations depreciation adjustments | — | — | 5,581 | 16,443 | 6,373 |
| Joint venture depreciation and noncontrolling interest adjustments | 69,853 | 34,226 | 33,487 | 51,266 | 35,593 |
| Net income attributable to noncontrolling interests | 17,780 | 26,408 | 25,057 | 13,652 | 11,188 |
| Less: | | | | | |
| Gain on sale of real estate and discontinued operations, net | 238,116 | 190,096 | 163,059 | 14,900 | 6,627 |
| Equity in net gain on sale of interest in unconsolidated joint venture/ real estate | 44,009 | 15,844 | 123,253 | 3,601 | 31,264 |
| Purchase price fair value adjustment | — | 40,078 | 67,446 | (2,305) | — |
| Depreciable real estate reserve | (10,387) | (19,226) | — | (2,150) | 5,789 |
| Depreciation on non-rental real estate assets | 2,027 | 2,036 | 2,045 | 1,509 | 940 |
| **Funds From Operations attributable to SL Green common stockholders and noncontrolling interests** | $ 869,855 | $ 661,825 | $ 583,036 | $ 491,597 | $ 490,255 |
| FFO attributable to the write-off of accounting related balances and the 2017 portion of the lease termination fee related to the sale of 388-390 Greenwich Street to Citigroup, Inc. in 2016 | 126,905 | | | | — |
| FFO attributable to the additional cash income from the recapitalization of 717 Fifth Avenue in 2012 | — | | | | 67,797 |
| **Normalized Funds From Operations attributable to SL Green common stockholders and noncontrolling interests** | $ 742,950 | | | | $ 422,458 |
| Diluted weighted average shares and units outstanding | 104,880 | 103,735 | 99,696 | 95,266 | 92,873 |
| **Normalized FFO / FFO per share** | $ 7.08 | $ 6.38 | $ 5.85 | $ 5.16 | $ 4.55 |

Below are reconciliations of income from continuing operations before equity in net income of unconsolidated joint ventures, noncontrolling interests and discontinued operations to operating income and combined same-store cash net operating income for the years ended December 31, 2016 and 2015, the years ended December 31, 2015 and 2014, the years ended December 31, 2014 and 2013, the years ended December 31, 2013 and December 31, 2012 and the years ended December 31, 2012 and 2011 (amounts in thousands, except per share data).

**Reconciliation of 2016 and 2015**

| | Consolidated Properties | | Unconsolidated Joint Ventures | | Combined | |
| --- | --- | --- | --- | --- | --- | --- |
| | Year Ended December 31, | | Year Ended December 31, | | Twelve Months Ended December 31, | |
| | 2016 | 2015 | 2016 | 2015 | 2016 | 2015 |
| **Operating income and Same-store NOI Reconciliation:** | | | | | | |
| Income (loss) from continuing operations before equity in net income from unconsolidated joint ventures, equity in net gain on sale of interest in unconsolidated joint venture/real estate, gain on sale of real estate, depreciable real estate reserve, loss on sale of marketable securities and loss on early extinguishment of debt | $ (4,618) | $ 77,261 | $ 32,032 | $ 4,257 | | |
| Equity in net income from unconsolidated joint ventures | 11,874 | 13,028 | — | — | | |
| Depreciation and amortization | 821,041 | 560,887 | 199,011 | 149,023 | | |
| Interest expense, net of interest income | 321,199 | 323,870 | 197,741 | 199,126 | | |
| Amortization of deferred financing costs | 24,564 | 27,348 | 24,829 | 13,394 | | |
| Loss on early extinguishment of debt | — | (49) | (1,606) | (1,089) | | |
| **Operating income** | $ 1,174,060 | $ 1,002,345 | $ 452,007 | $ 364,711 | | |
| Marketing, general and administrative expense | 99,759 | 94,873 | — | — | | |
| Net operating income from discontinued operations | — | 427 | — | — | | |
| Transaction related costs, net | 7,528 | 11,430 | 5,566 | 615 | | |
| Non-building revenue | (217,945) | (195,944) | (31,914) | (25,690) | | |
| Equity in net income from unconsolidated joint ventures | (11,874) | (13,028) | — | — | | |
| Loss on early extinguishment of debt | — | 49 | 1,606 | 1,089 | | |
| NOI from partner's share of unconsolidated joint ventures | — | — | (254,456) | (214,299) | | |
| **Net operating income (NOI)** | 1,051,528 | 900,152 | 172,809 | 126,426 | $ 1,224,337 | $ 1,026,578 |
| NOI from discontinued operations | — | — | — | — | — | — |
| NOI from other properties/affiliates | (381,013) | (231,392) | (84,317) | (44,402) | (465,330) | (275,794) |
| **Same-Store NOI** | $ 670,515 | $ 668,760 | $ 88,492 | $ 82,024 | $ 759,007 | $ 750,784 |
| Ground lease straight-line adjustment | 1,749 | 1,887 | — | — | 1,749 | 1,887 |
| Straight-line and free rent | (27,442) | (48,468) | (7,697) | (5,879) | (35,139) | (54,347) |
| Rental income - FAS 141 | (4,050) | (17,100) | (1,557) | (1,867) | (5,607) | (18,967) |
| **Same-store cash NOI** | $ 640,772 | $ 605,079 | $ 79,238 | $ 74,278 | $ 720,010 | $ 679,357 |

**Reconciliation of 2015 and 2014**

| | Consolidated Properties | | Unconsolidated Joint Ventures | | Combined | |
|---|---|---|---|---|---|---|
| | Twelve Months Ended December 31, | | Twelve Months Ended December 31, | | Twelve Months Ended December 31, | |
| | 2015 | 2014 | 2015 | 2014 | 2015 | 2014 |
| **Operating income and Same-store NOI Reconciliation:** | | | | | | |
| Income from continuing operations before equity in net income from unconsolidated joint ventures, equity in net gain on sale of interest in unconsolidated joint venture/ real estate, purchase price fair value adjustment, gain on sale of real estate, depreciable real estate reserves and loss on early extinguishment of debt | $ 77,261 | $ 174,963 | $ — | $ — | | |
| Equity in net income from unconsolidated joint ventures | 13,028 | 26,537 | 13,028 | 26,537 | | |
| Depreciation and amortization | 560,887 | 371,610 | 62,766 | 60,692 | | |
| Interest expense, net of interest income | 323,870 | 317,400 | 70,018 | 61,556 | | |
| Amortization of deferred financing costs | 27,348 | 22,377 | 5,770 | 6,008 | | |
| Loss on early extinguishment of debt | (49) | (32,365) | — | — | | |
| **Operating income** | $ 1,002,345 | $ 880,522 | $ 151,582 | $ 154,793 | | |
| Marketing, general and administrative expense | 94,873 | 92,488 | — | — | | |
| Net operating income from discontinued operations | 488 | 37,790 | — | — | | |
| Transaction related costs, net | 11,430 | 8,707 | 37 | 372 | | |
| Non-building revenue | (195,944) | (217,857) | (25,690) | (17,467) | | |
| Equity in net income from unconsolidated joint ventures | (13,028) | (26,537) | — | — | | |
| Loss on early extinguishment of debt | 49 | 32,365 | 497 | 3,382 | | |
| **Net operating income (NOI)** | 900,213 | 807,478 | 126,426 | 141,080 | $ 1,026,639 | $ 948,558 |
| NOI from discontinued operations | (488) | (37,790) | — | — | (488) | (37,790) |
| NOI from other properties/affiliates | (210,584) | (114,361) | (44,943) | (62,229) | (255,527) | (176,590) |
| **Same-Store NOI** | $ 689,141 | $ 655,327 | $ 81,483 | $ 78,851 | $ 770,624 | $ 734,178 |
| Ground lease straight-line adjustment | 1,595 | 1,602 | — | — | 1,595 | 1,602 |
| Straight-line and free rent | (57,615) | (46,210) | (5,829) | (7,471) | (63,444) | (53,681) |
| Rental income - FAS 141 | (12,296) | (16,377) | (1,512) | (1,607) | (13,808) | (17,984) |
| **Same-store cash NOI** | $ 620,825 | $ 594,342 | $ 74,142 | $ 69,773 | $ 694,967 | $ 664,115 |

**Reconciliation of 2014 and 2013**

| | Consolidated Properties | | Unconsolidated Joint Ventures | | Combined | |
| --- | --- | --- | --- | --- | --- | --- |
| | Twelve Months Ended December 31, | | Twelve Months Ended December 31, | | Twelve Months Ended December 31, | |
| | 2014 | 2013 | 2014 | 2013 | 2014 | 2013 |
| **Operating income and Same-store NOI Reconciliation:** | | | | | | |
| Income from continuing operations before equity in net income from unconsolidated joint ventures, equity in net gain on sale of interest in unconsolidated joint venture/real estate, gain (loss) on sale of investment in marketable securities, purchase price fair value adjustment and loss on early extinguishment of debt | $ 174,963 | $ 118,062 | $ — | $ — | | |
| Equity in net income from unconsolidated joint ventures | 26,537 | 9,921 | 26,537 | 9,921 | | |
| Depreciation and amortization | 371,610 | 324,461 | 60,691 | 84,403 | | |
| Interest expense, net of interest income | 317,400 | 310,894 | 61,556 | 79,896 | | |
| Amortization of deferred financing costs | 22,377 | 15,855 | 6,008 | 9,637 | | |
| Loss on early extinguishment of debt | (32,365) | (18,518) | — | — | | |
| **Operating income** | $ 880,522 | $ 760,675 | $ 154,792 | $ 183,857 | | |
| Marketing, general & administrative expense | 92,488 | 86,192 | — | — | | |
| Net operating income from discontinued operations | 37,790 | 64,906 | — | — | | |
| Loan loss and other investment reserves, net of recoveries | — | — | — | — | | |
| Transaction related costs, net of recoveries | 8,707 | 3,985 | 372 | 356 | | |
| Non-building revenue | (217,856) | (201,416) | (17,467) | (18,451) | | |
| Equity in income from unconsolidated joint ventures | (26,537) | (9,921) | — | — | | |
| Loss on early extinguishment of debt | 32,365 | 18,518 | 3,382 | — | | |
| **Net operating income (NOI)** | 807,479 | 722,939 | 141,079 | 165,762 | $ 948,558 | $ 888,701 |
| NOI from discontinued operations | (37,790) | (64,906) | — | — | (37,790) | (64,906) |
| NOI from other properties/affiliates | (111,992) | (22,437) | (54,941) | (87,906) | (166,933) | (110,343) |
| **Same-Store NOI** | $ 657,697 | $ 635,596 | $ 86,138 | $ 77,856 | $ 743,835 | $ 713,452 |
| Ground lease straight-line adjustment | 1,602 | 1,143 | — | — | 1,602 | 1,143 |
| Straight-line and free rent | (47,886) | (40,357) | (8,404) | (9,645) | (56,290) | (50,002) |
| Rental income - FAS 141 | (21,578) | (18,956) | (1,990) | (2,257) | (23,568) | (21,213) |
| **Same-store cash NOI** | $ 589,835 | $ 577,426 | $ 75,744 | $ 65,954 | $ 665,579 | $ 643,380 |

**Reconciliation of 2013 and 2012**

| | Consolidated Properties | | Unconsolidated Joint Ventures | | Combined | |
| | Twelve Months Ended December 31, | | Twelve Months Ended December 31, | | Twelve Months Ended December 31, | |
| | 2013 | 2012 | 2013 | 2012 | 2013 | 2012 |
|---|---|---|---|---|---|---|
| **Operating income and Same-store NOI Reconciliation:** | | | | | | |
| Income from continuing operations before equity in net income from unconsolidated joint ventures, equity in net gain on sale of interest in unconsolidated joint venture/real estate, gain (loss) on sale of investment in marketable securities, purchase price fair value adjustment and loss (gain) on early extinguishment of debt | $ 142,024 | $ 79,021 | $ — | $ — | | |
| Equity in net income from unconsolidated joint ventures | 9,921 | 76,418 | 9,921 | 76,418 | | |
| Depreciation and amortization | 337,692 | 325,737 | 84,403 | 69,108 | | |
| Interest expense, net of interest income | 330,215 | 329,897 | 79,896 | 86,268 | | |
| Amortization of deferred financing costs | 16,695 | 19,450 | 9,637 | 3,859 | | |
| (Loss) gain on early extinguishment of debt | (18,518) | (6,978) | — | 10,711 | | |
| **Operating income** | $ 818,029 | $ 823,545 | $ 183,857 | $ 246,364 | | |
| Marketing, general & administrative expense | 86,192 | 82,840 | — | — | | |
| Net operating income from discontinued operations | 7,548 | 11,849 | — | — | | |
| Loan loss and other investment reserves, net of recoveries | — | 564 | — | — | | |
| Transaction related costs, net | 3,987 | 5,625 | 356 | 960 | | |
| Non-building revenue | (201,416) | (134,391) | (18,451) | (83,242) | | |
| Equity in net income from unconsolidated joint ventures | (9,921) | (76,418) | — | — | | |
| Loss (gain) on early extinguishment of debt | 18,518 | 6,978 | — | (10,711) | | |
| **Net operating income (NOI)** | 722,937 | 720,592 | 165,762 | 153,371 | $ 888,699 | $ 873,963 |
| NOI from discontinued operations | (7,548) | (11,849) | — | — | (7,548) | (11,849) |
| NOI from other properties/affiliates | (59,448) | (54,403) | (64,861) | (56,296) | (124,309) | (110,699) |
| **Same-Store NOI** | $ 655,941 | $ 654,340 | $ 100,901 | $ 97,075 | $ 756,842 | $ 751,415 |
| Ground lease straight-line adjustment | 5,645 | 2,702 | — | — | 5,645 | 2,702 |
| Straight-line and free rent | (47,963) | (56,249) | (3,186) | (2,842) | (51,149) | (59,091) |
| Rental income - FAS 141 | (5,154) | (10,317) | (2,525) | (1,411) | (7,679) | (11,728) |
| **Same-store cash NOI** | $ 608,469 | $ 590,476 | $ 95,190 | $ 92,822 | $ 703,659 | $ 683,298 |

**Reconciliation of 2012 and 2011**

| | Consolidated Properties Twelve Months Ended December 31, | | Unconsolidated Joint Ventures Twelve Months Ended December 31, | | Combined Twelve Months Ended December 31, | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 | 2012 | 2011 |
| **Operating income and Same-store NOI Reconciliation:** | | | | | | |
| Income from continuing operations before equity in net income of unconsolidated joint ventures, noncontrolling interests and discontinued operations | $ 82,524 | $ 122,580 | $ — | $ — | | |
| Equity in net income (loss) from joint ventures | 76,418 | 1,583 | 76,418 | 1,583 | | |
| Depreciation and amortization | 332,028 | 277,345 | 69,116 | 58,598 | | |
| Interest expense, net of interest income | 330,569 | 285,917 | 86,268 | 88,546 | | |
| Amortization of deferred financing costs | 19,450 | 14,118 | 3,859 | 4,996 | | |
| Gain (loss) on early extinguishment of debt | (6,978) | 904 | — | — | | |
| **Operating income** | $ 834,011 | $ 702,447 | $ 235,661 | $ 153,723 | | |
| Marketing, general & administrative expense | 82,840 | 80,103 | — | — | | |
| Net operating income from discontinued operations | 1,385 | 10,878 | — | — | | |
| Loan loss and other investment reserves, net of recoveries | 564 | 6,722 | — | — | | |
| Transaction related costs | 5,625 | 5,561 | 960 | 1,173 | | |
| Non-building revenue | (134,392) | (135,987) | (93,144) | (12,346) | | |
| Equity in net income from joint ventures | (76,418) | (1,583) | — | — | | |
| (Gain) loss on early extinguishment of debt | 6,978 | (904) | (10,711) | — | | |
| **Net operating income (NOI)** | 720,593 | 667,237 | 132,766 | 142,550 | $ 853,359 | $ 809,787 |
| Net operating income from discontinued operations | (1,385) | (10,878) | — | — | (1,385) | (10,878) |
| NOI from other properties/affiliates | (69,006) | (1,514) | (23,150) | (36,641) | (92,156) | (38,155) |
| **Same-Store NOI** | $ 650,202 | $ 654,845 | $ 109,616 | $ 105,909 | $ 759,818 | $ 760,754 |
| Ground lease straight-line adjustment | 2,702 | 440 | — | (9) | 2,702 | 431 |
| Straight-line and free rent | (54,686) | (79,496) | (4,217) | (6,219) | (58,903) | (85,715) |
| Rental income - FAS 141 | (17,365) | (21,201) | (2,030) | (1,172) | (19,395) | (22,373) |
| **Same-store cash NOI** | $ 580,853 | $ 554,588 | $ 103,369 | $ 98,509 | $ 684,222 | $ 653,097 |

*Notes:*

Funds from Operations and Normalized Funds from Operations

Funds from Operations, or FFO, is a widely recognized measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002, and as subsequently amended, defines FFO as net income (loss) (computed in accordance with Generally Accepted Accounting Principles, or GAAP), excluding gains (or losses) from sales of properties and real estate related impairment charges, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties.

We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

For certain periods, we also present Normalized FFO, defined as FFO excluding the impact of two discrete transactions (set forth in the table above) that increased FFO in 2016 and 2012, which we present to enhance the comparability of our FFO across periods.

Combined Same-Store Cash Net Operating Income

The Company presents operating income, net operating income, same-store net operating income and same-store cash net operating income because the Company believes that these measures provide investors with useful information regarding the operating performance of properties that are comparable for the periods presented. For properties owned in the same manner during both the applicable year and the year immediately preceding such applicable year, excluding development properties prior to being stabilized for both the applicable year and the preceding year, the Company determines same-store net operating income by subtracting same-store property operating expenses and ground rent from same-store rental and tenant reimbursement revenues. Same-store cash net operating income is derived by deducting same-store straight line, free rent, and lease intangibles (FAS 141 Adjustments) from, and adding same-store tenant credit loss allowance to, same-store net operating income. The Company's share of unconsolidated joint venture net operating income, same-store net operating income and same-store cash net operating income is calculated in the same manner as noted above, but includes just the Company's pro-rata share of the total amounts. Combined net operating income, same-store net operating income and same-store cash net operating income are calculated by combining the Company's consolidated amount with the Company's share of unconsolidated joint venture amounts for each measure. None of these measures is an alternative to net income (determined in accordance with GAAP) and same-store performance should not be considered an alternative to GAAP net income performance.

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# APPENDIX B:
# CHARTER AMENDMENT

**SL GREEN REALTY CORP.**

**ARTICLES OF AMENDMENT**

SL GREEN REALTY CORP., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "Department") that:

**FIRST**: The Corporation desires to, and does hereby, amend the charter of the Corporation as currently in effect, consisting of Articles of Restatement filed with the Department on July 11, 2014 (the "Charter"), pursuant to Sections 2-601 et seq. of the Maryland General Corporation Law (the "MGCL").

**SECOND**: The Charter of the Corporation is hereby amended by deleting therefrom in its entirety the existing Section 1 of Article IV, and inserting in lieu thereof the following new Section 1 of Article IV:

Section 1. <u>Number of Directors</u>. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors of the Corporation (the "Board of Directors"). The number of directors of the Corporation shall be nine (9), which number may be increased or decreased pursuant to the Bylaws of the Corporation but shall never be less than the minimum number required by the Maryland General Corporation Law. The names of the nine (9) current directors who shall serve until the expiration of the respective terms for which they were elected, and until their successors are duly elected and qualified, and the year in which the current term of each such director shall expire are:

| Name | Year of Expiration |
| --- | --- |
| John H. Alschuler | 2018 |
| Stephen L. Green | 2018 |
| Lauren B. Dillard | 2018 |
| Edwin Thomas Burton III | 2019 |
| Craig M. Hatkoff | 2019 |
| Andrew W. Mathias | 2019 |
| Marc Holliday | 2020 |
| John S. Levy | 2020 |
| Betsy Atkins | 2020 |

Each director shall serve for the term of office for which he or she is elected, and until his or her successor is duly elected and qualifies. At each annual meeting of stockholders commencing with the annual meeting of stockholders held in 2018, the successors to the directors whose term expires at such annual meeting of stockholders shall be elected to hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

**THIRD**: The foregoing amendment to the Charter as set forth in these Articles of Amendment has been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

**FOURTH**: These Articles of Amendment shall be effective upon filing with the Department.

**FIFTH**: The undersigned Chief Executive Officer of the Corporation acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.